Exhibit 99.1

ANNUAL INFORMATION
FORM

For the fiscal year ended December 31, 2025

March 25, 2026

	C.	OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM	6
	D.	OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT	7
	E.	ADDITIONAL RESPONSIBILITIES	7
6.	Limitation on DUTIES of the committee		8

SCHEDULE “a”			A-1

Preliminary Comments

In this annual information form (“Annual Information Form”), unless otherwise indicated or the context suggests otherwise, the term the “Corporation” refers to Nouveau Monde Graphite Inc. The information in this Annual Information Form is dated as at December 31, 2025, unless otherwise indicated or the context suggests otherwise. Unless otherwise indicated or the context suggests otherwise, numbers and price of the common shares of the Corporation (the “Common Shares”) and any other information on securities convertible into Common Shares are stated on a post-Consolidation (as defined herein) basis after giving effect to the Consolidation (as defined herein).

Unless otherwise indicated or the context suggests otherwise, all references to “$”, “CAD” or “dollars” refer to Canadian dollars and all references to “US$” or “USD” refer to United States (“U.S.”) dollars.

Forward-Looking Statements

This Annual Information Form, including the documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Corporation and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the Bécancour Battery Material Plants Project, the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the intended development of the Matawinie Mine, the intended development of the First-Stage Bécancour Battery Material Plant, the intended development of the Second-Stage Bécancour Battery Material Plant, including the ability to source raw materials for the Second-Stage Bécancour Battery Material Plant, the intended execution strategy of the Corporation’s projected development of the Matawinie Mine Project and the First-Stage Bécancour Battery Material Plants Project, the intent of the Corporation to prioritize, as an initial milestone for the Bécancour Battery Material Plants (as defined herein), the development of the First-Stage Bécancour Battery Material Plant, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project (as described herein), the economic performance and product development efforts, as well as the Corporation’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plants Project on favorable terms for the Corporation, including the completion of the financing and the FID, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtakes agreements entered into with the Corporation, including the Panasonic Energy Agreement and the A&R Offtake and Joint Marketing Agreement

the ability of the Corporation to enter into definitive agreements with the GoC and allied country entities, and with an established active anode manufacturer, the satisfaction of the conditions precedent to the Panasonic Energy Agreement, the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the ability to achieve the Corporation’s environmental, social and governance (“ESG”) initiatives, the execution and implementation of agreements with First Nations, communities and key stakeholders on favorable terms for the Corporation, the Corporation’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Corporation’s green and sustainable lithium-ion active anode material initiatives, the Corporation’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Corporation’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, defense industries, the Corporation’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study, the results of the AACE Project Cost Estimates (as defined herein), the results of the 2023 Uatnan Mining Project Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Corporation are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Corporation as of the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities; access to capital and future prices of graphite; the new mining operation inherent risks; the mineral exploration and development activities inherent risks; the speculative nature of mining development; the impact of inflation and any tariffs, trade barriers and/or regulatory costs; the changes in mineral production performance; the uncertainty of processing the Corporation’s technology on a commercial basis; the development and production timetables; the competition and market risks, the pricing pressures, the other risks of the mining industry and the geopolitical conditions (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); the required additional engineering work and other analysis that is required to fully assess their impact; the fact that certain of the initiatives described in this Annual Information Form, and in the documents incorporated by reference herein, are still in the early stages and may not materialize; the business continuity and crisis management; the political instability and international conflicts; and such other assumptions and factors as set out herein, including the documents incorporated by reference herein, and additionally, such other factors discussed in the section entitled “Risk Factors” in this Annual Information Form.

The estimate of capital expenditures (CAPEX) in the Annual Information Form with respect to the First-Stage Bécancour Battery Material Plant is future-oriented financial information. This projection is, and will remain, an estimate only, and there can be no assurance that it will prove accurate. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installation; (iii) projected labour costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. While the Corporation believes these assumptions are reasonable as of the date of this Annual Information Form, there is no guarantee that they will prove accurate. Investors should not rely on the future-oriented financial information on the construction of, and the production from the First-Stage Bécancour Battery Material Plant made by the Corporation.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Market and Industry Data

Market and industry data presented throughout this Annual Information Form was obtained from third-party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Corporation or on behalf of the Corporation on the basis of the Corporation’s knowledge of the markets in which the Corporation operates, including information provided by suppliers, partners, customers and other industry participants.

The Corporation believes that the market and economic data presented throughout this Annual Information Form is accurate as of the date of publication and, with respect to data prepared by the Corporation or on behalf of the Corporation, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Annual Information Form are not guaranteed and the Corporation does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecasts period increases. Although the Corporation believes it to be reliable as of the date of publication, the Corporation has not independently verified any of the data from third-party sources referred to in this Annual Information Form, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

Cautionary Notice to U.S. Investors

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this Annual Information Form have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

Corporate Structure

Name, Address and Incorporation

The Corporation was formed on December 31, 2012, pursuant to the Canada Business Corporation Act (the “CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises Minières du Nouveau Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises Minières du Nouveau-Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement a consolidation (reverse stock split) of its outstanding Common Shares (the “Consolidation”) on the basis of one new Common Share for every ten currently outstanding Common Shares (the “Consolidation Ratio”).

The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0.

Intercorporate Relationships

As of the date of this Annual Information Form, the Corporation has four subsidiaries (equity ownership indicated in brackets below) namely:

(a)	Nouveau Monde District Inc., incorporated on May 25, 2017 under the CBCA (100%); this subsidiary holds properties in Saint-Michel-des-Saints (Québec) and is expected to continue purchasing other properties if need be;
(b)	Nouveau Monde Europe Limited, incorporated on October 12, 2020 under the Companies Act 2006 (United Kingdom) (100%);
(c)	NMG Matawinie Inc., incorporated on June 20, 2025 under the CBCA (100%) (“NMG Matawinie”); and
(d)	NMG Bécancour Inc., incorporated on June 20, 2025 under the CBCA (100%) (“NMG Bécancour”).

The Corporation’s activities consist in operating its demonstration plants (as defined herein), pursuing the Bécancour Battery Material Plants Project (as defined herein) up and closer to FID (as defined herein) as well as all general and administration activities for the Corporation and its subsidiaries.

NMG Matawinie is the operating entity related to the Matawinie Mine (as defined herein) and now owns all assets related to it.  NMG Bécancour is the operating entity of the Phase-2 Bécancour Battery Material Plants (as defined herein) and will own all related assets in due course for FID.

The following chart illustrates the aforementioned intercorporate relationships between the Corporation and its material subsidiaries as at the date of this Annual Information Form:

General Development of the BusineSs

Introduction and General Outlook

The Corporation is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Corporation is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability.

The Corporation is carrying out a phased development plan for its Matawinie Mine and Bécancour Battery Material Plants (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Bécancour Battery Material Plants Project”), to derisk its projects and advance towards the final investment decision (“FID”) in view of commercial operations. The Corporation intends to prioritize, as an initial milestone for the Battery Material Plants Project, the development of the First-Stage Bécancour Battery Material Plant (as defined herein).   The base case of the 2025 Matawinie Mine Feasibility Study (as defined herein) is a diesel operation, with the opportunity to develop a zero-emission fleet aiming for a gradual transition with the objective of having both mining and concentration operations become fully electric once the equipment reaches viable technical and economic parameters. While this transition is expected to be implemented during the first consecutive five-year period following the start date of commercial operations at the Matawinie Mine, it is not expected to be completed before the end of that period.

To support growth and customers’ demand beyond its Phase 2, the Corporation is planning the development of the Uatnan Mining Project targeted as the Corporation’s Phase-3 expansion.

PROJECTS OVERVIEW

Phase 1 –Demonstration Plants
Concentrator Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Battery Material Demonstration Plants	In operation to support product sampling and qualification to customers’ specifications. Ongoing testing is also being conducted at third-party facilities.
Matawinie Mine Project

To support the development of the Matawinie Mine, the Corporation plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its customers using its Phase-1 demonstration plant; advance detailed engineering, construction planning, and procurement activities; and finalize the project financing with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase 2.

A positive FID is dependent on the financing structure in light of the 2025 Matawinie Mine Feasibility Study, updated financial model, the conclusions of the due diligence processes, and negotiations with the various financial stakeholders, including the completion of the conditions precedents, project-related and definitive agreements with customers.

Phase 2 – Matawinie Mine

Mining decree obtained.

Some groundworks completed, in preparation for launch of construction upon a positive FID.

Completion and issuance of the 2025 Matawinie Mine Feasibility Study reflecting advancement in engineering, technological development, project optimizations, and the economics model.

Detailed engineering, construction planning, and procurement strategy advancing in parallel to project financing.

Bécancour Battery Material Plants Project

To support the development of the Bécancour Battery Material Plants, the Corporation plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its customers using its Phase-1 demonstration plants; refine environmental performance and operational parameters of the chemical purification technology; advance engineering, construction planning, and procurement activities; and finalize the project financing for the First-Stage Bécancour Battery Material Plant with the various financial stakeholders engaged in the project to reach FID and launch construction for this facility.

A positive FID is dependent on the financing structure in light of the First-Stage Bécancour Battery Material Plant Class 3 AACE Estimate, updated financial model, the conclusions of the due diligence processes, and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreement with Panasonic Energy.

Phase 2 – Bécancour Battery Material Plants
First-Stage Bécancour Battery Material Plant

Acquisition of a brownfield site located in Bécancour.

Class 3 AACE Estimate in preparation to retrofit plans to the building; permitting, engineering, construction planning, and procurement activities advancing in parallel.

Second-Stage Bécancour Battery Material Plant	Ongoing commercial discussions to finalize product mix and development plan.

Uatnan Mining Project

To support the advancement of the Uatnan Mining Project, the Corporation plans engaging with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.

Phase 3 – Uatnan Mining Project	The 2023 Uatnan Mining Property Report (as defined herein) was completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

Demonstration Plants – Phase 1

Flake Concentration Demonstration Plant – Phase 1

The Corporation operates a graphite flake concentration demonstration plant (the “Concentrator Demonstration Plant”) since September 2018 for sampling and qualification of the product purposes. The Concentrator Demonstration Plant produces natural graphite concentrate using mineralization from the West Zone deposit, part of its Matawinie Property (as defined herein).

Graphite concentrate is produced with ore extracted from the West Zone Deposit of the Matawinie Property (as defined herein) with grades between 95-98% Cg (as per technical requirements). The production serves as the feedstock for the Corporation’s Phase-1 Battery Material Demonstration Plants and as samples for potential customers interested in flake graphite. An authorization from the government for an additional 10 kt of bulk ore sampling has been submitted to extend the production of samples at Phase-1 facilities.

Battery Material Demonstration Plants – Phase 1

Phase-1 Battery Material Plants (as defined herein) produce a wide range of graphite-based advanced materials through onsite and third-party shaping, purification, and coating transformation units. The Corporation is operating its Phase-1 Battery Material Demonstration Plants to qualify its products with potential customers and inform the engineering of the planned Phase-2 Bécancour Battery Material Plants and optimize technological and operational parameters of advanced refining processes.

Matawinie Mine Project

To support the development of the commercial operations of the Matawinie Mine Project (“Phase-2 Matawinie Mine”), the Corporation is advancing detailed engineering, construction planning, and procurement activities, as well as the project financing structure with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase-2 Matawinie Mine.

The Corporation has mandated the Authors of the Matawinie Mine Feasibility Study (as defined herein) to carry out a feasibility study covering only the Phase-2 Matawinie Mine Project (the “2025 Matawinie Mine Feasibility Study”). See “Description of the Mineral Properties – The Matawinie Property” in this Annual Information Form.  The 2025 Matawinie Mine Feasibility Study carves out the Second-Stage Bécancour Battery Material Plant (as defined herein) project which was initially included in the 2022 feasibility study (the “2022 Feasibility Study”) revised in the updated 2025 feasibility study (the “Updated Feasibility Study”), following the project execution strategy update disclosed by the Corporation on October 31, 2025, see “Three-Year History” in this Annual Information Form.

The 2025 Matawinie Mine Feasibility Study confirms the technical and financial viability of the project within the following parameters:

»	Life of mine (“LOM”): 25 years
»	Stripping ratio (LOM): 1.16:1
»	Nominal annual processing rate: 2.563M metric tonnes
»	Average recovery: 93%
»	Nominal annual graphite concentrate production: 105,882 metric tonnes
»	Finished product purity: 97.5% Ct
»	CAPEX: US$421M
»	Annual OPEX: US$44M
»	After-tax NPV (8% discount rate): US$238M
»	After-tax IRR: 15.8%
»	After-tax payback: 5.3 years

The Matawinie Mine Project is now advancing toward FID. A positive FID is dependent on the financing structure in light of the 2025 Matawinie Mine Feasibility Study, updated financial model, the conclusions of the due diligence processes and negotiations with the various financial stakeholders, including definitive offtake and project-related agreements with customers. The Corporation currently has commercial arrangements potentially covering almost 75% of the future flake graphite volumes of the Matawinie Mine, see “Three-Year History” in this Annual Information Form.

While the base case of the 2025 Matawinie Mine Feasibility Study presents a diesel operation, the Corporation is advancing its electrification strategy with the objective of having both mining and concentration operations become fully electric when the machinery and equipment reach viable technical and economic parameters. The Corporation is pursuing this opportunity via a collaboration with Caterpillar Inc. (“Caterpillar”) for the development of an integrated zero-emission solution for the Matawinie Mine encompassing the fleet, charging and energy storage infrastructure, as well as maintenance service. Definitive agreements between the Corporation and Caterpillar provide a framework for the research and development of equipment, preferential supply arrangements once such machines become commercially available, and fleet leasing or acquisition via Caterpillar’s Job Site Solutions (see “Three-Year History – Fiscal Year Ended December 31, 2023 of this Annual Information Form – Agreements with Caterpillar”).

»	A calendar is established to deploy early learners and/or pilot models, to test equipment in actual terrain and weather, and to plan the gradual transition to zero-emission machines.
»

Technical teams work in close collaboration to inform technology development and reflect contemplated electric operations into the design of the mining infrastructure, charging network, operational plan, and energy management strategies.

Matawinie Mine Project Milestones

A governmental decree authorizes the project and provides the Corporation with the regulatory requirements to build and operate the Phase-2 Matawinie Mine Project, upon positive FID and project financing. The Corporation works collaboratively with various authorities to plan and advance the permitting process for the various construction and operation activities.

»

The Corporation has requested an amendment to the government decree to clarify certain operating conditions. The main adjustment concerns the maximum authorized tonnage for production, which would be increased from 100 ktpy to a maximum of 106 ktpy based on the peak production years as stated in the 2025 Matawinie Mine Feasibility Study, as well as the resulting adjustments to operations. The request is in active review with the authorities.

»	Numerous permit/authorization applications for the upcoming construction have been submitted in line with the project execution schedule.
»

Various mitigation measures, environmental initiatives and sub-project components for the community are being advanced in line with commitments and obligations detailed in the governmental decree and/or permitting requirements.

The Corporation is advancing under an integrated project team (“IPT”) model where the Corporation’s owner team is assisted by strategic partners in engineering, procurement, construction management and project controls. The IPT strategy offers several advantages, including greater control over the project’s direction as well as reduced project management and engineering costs.

»

Detailed engineering is progressing with AtkinsRealis Canada Inc. (concentrator), SRK Consulting (Canada) Inc. (tailings and environmental infrastructure) and BBA Inc. (mining infrastructure), supporting the preparation of purchase orders for vendor engineering and long-lead items.

»

Pomerleau was appointed as Construction Manager responsible for overseeing construction sequencing, contractor supervision, logistics, and health, safety and quality implementation across the mine facilities.

»

The 120kV electrical substation contract was awarded to ABB Ltd. ABB will lead construction of the substation as the primary connection point between the mining site and Hydro Québec’s hydropower line, enabling full electrification of the Matawinie Mine using renewable energy. Dedicated ABB technical experts will oversee engineering, supply, commissioning, and start-up of the substation.

»	Metso will supply key concentrator and mineral processing equipment, including crushing stations, feeders, mills, flotation cells and filter presses.
»

Manawan-Fournier, an Atikamekw joint-venture between the Manawan Atikamekw Band Council and L. Fournier & Fils, an established East Canadian mining and civil contractor, was awarded the first and largest construction package to perform civil works, including networks, industrial structures, concrete and related site development.

»	Beauce Atlas was contracted to engineer, source, fabricate and install the steel structures for the project’s industrial buildings, crane rails and associated components.
»

Additional procurement activities are on-going to ensure the Corporation is ready to start construction upon reaching FID, including direct meetings with local and Indigenous businesses representatives to document the capacity, service offerings, and availability of businesses in the region.

»

With Pomerleau’s assistance, construction preparation outlines the execution plan, detailed construction sequence and schedule, contracting strategy, as well as health and safety, environment, and quality programs.

Since obtaining the mining decree, the Corporation has carried out early works to prepare the site, namely:

»	Tree clearing for the industrial platform, key environmental infrastructure and the first construction zone.
»	An 8-km access road was built to connect the mine to the local highway.
»	The construction of environmental infrastructure (water ditches, water collection basin, organic and overburden stockpiles) has prepared the site for the next phase of civil works.

»	The site is concrete-ready for the start of construction, upon a positive FID, project financing, and construction authorizations.

The Corporation’s mandated Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, for planning the construction of the 120-kV dedicated electrical line that will supply the mine site with clean hydroelectricity.

Matawinie Property

The Matawinie Graphite Property includes 176 exclusive exploration rights forming two (2) non-contiguous claim blocks totalling 9,263.68 hectares as of December 31, 2025. This information has not changed as at the date of this Annual Information Form (the “Matawinie Property”). The Tony claims block, which is part of the Matawinie Property and which is also known as the “Mining Property”, consists of 159 contiguous map-designated exclusive exploration rights totalling 8,266.43 hectares as of the date of this Annual Information Form. The main objective of exploration work on the Mining Property entails the identification of graphite mineralization with the goal to economically extract this critical and strategic mineral. Other exploration stage mineralized zones are also present on the Mining Property.

Bécancour Battery Material Plants Project

The Corporation is advancing a two-stage development plan for its Phase-2 Bécancour Battery Material Plants, leveraging a 143,000m2 brownfield site that includes a 22,000-m2 facility, large storing and logistics area, and a contiguous 200,000m2 greenfield site. Bécancour offers direct access to highways, railway and port for easy logistics, robust industrial infrastructure, nearby labor pool, along with potential synergies within the industrial park with battery material and chemical producers.

The Bécancour Battery Material Plants are designed to receive Matawinie’s graphite concentrate production for refining in preparation for commercial distribution. The Corporation is advancing technical project development to fulfill its committed volumes upon reaching either a combined FID with the Matawinie Mine or a sequenced FID.

First-Stage Bécancour Battery Material Plant

The Corporation completed a conceptual design and Class 5 estimate (the “13ktpy Battery Material Plant Class 5 Estimate”) as per the American Association of Cost Engineers (“AACE”) Recommended Practice 47R-11 (Cost Estimate Classification System – As Applied in Engineering, Procurement, and Construction for the Mining and Mineral Processing Industries) for the development of a first-stage active anode material facility with an annual average capacity of approximately 13 ktpy (the “First-Stage Bécancour Battery Material Plant”) to initially fulfill its committed volumes under the Panasonic Energy Agreement (as defined herein).

The Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants (as defined herein), the development of this First-Stage Bécancour Battery Material Plant.  Based on the 13-ktpy Bécancour Battery Material Plant Class 5 Estimate, the estimate of capital expenditures (CAPEX) is expected to be approximately $213 million. The Corporation has also mandated BBA Inc. to complete a conceptual design and AACE Class 3 estimate for the First-Stage 13-ktpy Bécancour Battery Material Plant (“13ktpy Bécancour Battery Material Plant Class 3 Estimate”).

The 13-ktpy Bécancour Battery Material Plant Class 5 Estimate is classified as a Class 5 AACE estimate, which is typically prepared based on very limited information and subsequently have wide accuracy ranges. As such, the 13-ktpy Bécancour Battery Material Plant Class 5 Estimate forms the initial control estimate against which all actual costs and resources will be monitored. The estimate of capital expenditures (“CAPEX”) with respect to the First-Stage Bécancour Battery Material Plant is future-oriented financial information. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installation; (iii) projected labor costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. The First-Stage Bécancour Battery Material Plant Class 5 Estimate has an accuracy range of -30% to +50%, based on cost data as of Q3 2025. CAD values were converted to USD at 1.40. For indicative purposes, applying a sensitivity range of CAD/USD 1.35 to 1.45, the estimated CAPEX are approximately US$219 million at an exchange rate of 1.35 CAD/USD and approximately US$207 million at an exchange rate of 1.45 CAD/USD.

To enable the development of the First-Stage Bécancour Battery Material Plant, the Corporation has acquired 143,000m2 brownfield property with an existing 22,000m2 building located in Bécancour adjacent to the Corporation’s current 200,000 m2 greenfield site in the Bécancour industrial park.

In addition to these milestones, the Corporation is pursuing the various due diligence processes, updating the financial model, and pursuing its financing activities in order to reach FID for the First-Stage Bécancour Battery Material Plant. Upon obtaining such FID, construction is expected to commence and take approximately twenty-four (24) months, followed by a twelve (12) month ramp-up period, with the objective of reaching full nameplate capacity within approximately thirty-six (36) months following FID.

The Corporation’s wholly owned subsidiary, NMG Bécancour, and Panasonic Energy Co., Ltd. entered into a multiyear binding offtake agreement with the objective of advancing the production of 13 ktpy of high-capacity active anode material from the First-Stage Bécancour Battery Material Plant (the “Panasonic Energy Agreement”). The Panasonic Energy Agreement sets out conditions precedent that are customary for agreements of this nature. There is no assurance that the Corporation will be able to secure additional commitments, nor that the Corporation will be able to meet the conditions precedent of the Panasonic Energy Agreement, see “Three-Year History – Offtake and commercial agreements”, of this Annual Information Form.

Second-Stage Bécancour Battery Material Plant

The Corporation is also assessing the commercial and technical feasibility for the construction, at a later stage, of a Phase-2 active anode material facility with annual average capacity of approximately 44 ktpy (“Second-Stage Bécancour Battery Material Plant” and collectively with the First-Stage Bécancour Battery Material Plant, the “Bécancour Battery Material Plants”). The Corporation completed a conceptual design and AACE Class 3 estimate for the Second-Stage Bécancour Battery Material Plant (the “Bécancour Battery Material Plant Estimate” and collectively with the 13ktpy Battery Material Plant Estimate, the “AACE Project Cost Estimates”). The AACE Project Cost Estimates are technical studies relating to the design, construction, and operation of the

Battery Material Plants and are preliminary in nature. There is no assurance that actual results will be consistent with the AACE Project Cost Estimates disclosed in the Annual Information Form, see “Forward-Looking Statements” and “Risk Factors – AACE Project Cost Estimates” herein.

The Corporation owns a 200,000 m2 greenfield site in the Bécancour industrial park in Québec, Canada, where the Corporation intends to build, at a later stage, the Second-Stage Bécancour Battery Material Plant upon having secured offtakes for such production. Approximately 150 km northeast of Montréal, close to the Saint Lawrence River, the site provides local infrastructure with a direct supply of chemicals from nearby producers, affordable hydroelectricity, and a regional pool of skilled workforce.

The Panasonic Energy Agreement, which is expected to be fulfilled by the First-Stage Bécancour Battery Material Plant, is the only offtake agreement in place for active anode material and other existing commercial offtake agreements are directly related to the Matawinie Mine Project, and not the Second-Stage Bécancour Battery Material Plant, see “Three Year History - Project Execution Strategy Update”, of this Annual Information Form. In order to advance the development of the Second-Stage Bécancour Battery Material Plant, the Corporation is pursuing active anode material offtake agreements with other clients and will need to undertake a comprehensive review of its existing commercial offtake agreements. This review is necessary to align contractual commitments with the Corporation’s updated production strategy and capacity objectives. The Corporation may consider sourcing raw materials for the Second-Stage Bécancour Battery Material Plant from third-party suppliers. Given the foregoing, as of the date of this Annual Information Form, the Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants, the development of the First-Stage Bécancour Battery Material Plant.  Except for the current offtake agreement with the GoC under which the Corporation has the contractual right to unilaterally terminate, there can be no assurance that the Corporation will successfully renegotiate or terminate existing agreements on favorable terms, or that new agreements will be concluded in a timely manner. Failure to do so could materially impact the Corporation’s ability to proceed with the First-Stage Bécancour Battery Material Plant as planned.

Battery Material Plants Project Milestones

The Corporation’s IPT execution model extends to the Bécancour Battery Material Plants to advance the project development to FID and construction upon a favorable investment decision.

»

Engineering firm BBA, supported by specialized Asian firms with expertise in the graphite and anode material industry, are retrofitting plans into the brownfield facility and preparing an AACE Class 3 estimate for the First-Stage Bécancour Battery Material Plant.

»	Processing technologies are being optimized by leveraging data from large-scale testing at partnering facilities.
»

The procurement strategy is advancing for key technical expertise, specialized equipment, and long-lead items, including proactive risk mitigation for potentially sourcing out certain specialized equipment from Asia.

For further details on the risk factors associated with the Battery Material Plant Project, see “Risk Factors” in this Annual Information Form.

Projects Timeline

With the issuance of the 2025 Matawinie Mine Feasibility Study, the Corporation is now preparing for a sequenced FID starting with the Matawinie Mine and followed by the First-Stage Bécancour Battery Material Plant, subject to their respective technical, commercial and financing parameters. Since the launch of project financing efforts, the Corporation has received cumulative expressions of interest from potential lenders, customers and institutional equity investors of approximately CAD$1.6 billion for its project financing, that shall be revised to reflect the First-Stage Bécancour Battery Material Plant. The Corporation is also exploring various financing and commercial scenarios to lessen risk exposure in light of current geopolitical conditions, including the possibility of sequencing financing stages.

Uatnan Mining Project – Phase 3

To support the advancement of the Uatnan Mining Project, the Corporation is engaging with the Innu First Nation of Pessamit to establish a collaboration model; in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Corporation also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.

On January 21, 2024, the Corporation entered into an asset purchase agreement with Mason Resources Inc., formerly known as Mason Graphite Inc. (“Mason”) for the acquisition of the assets of the mining project for the Lac Guéret graphite deposit (the “Uatnan Property”), targeted for the development of the Uatnan Mining Project (the “Asset Purchase Agreement”). The consideration for the acquisition of the Uatnan Property was payable in 6,208,210 Common Shares and a subsequent payment of $5,000,000 to be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project. The transaction closed on January 31, 2024.

On February 24, 2023, the Corporation and Mason issued the preliminary economic assessment entitled NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project, in accordance with NI 43-101 and effective as of January 10, 2023 (“2023 Uatnan Mining Project Report”), for the new Uatnan Mining Project. The Corporation and its consultants revisited all components of Mason’s original mining project to align the development of the Uatnan Property with today’s market opportunity and potential customers’ requirements.

The 2023 Uatnan Mining Project Report optimizes the Mineral Resources and aims to expand the original mining project tenfold by targeting the production of approximately 500,000 tpy of graphite. The concentrator has been relocated to be near the deposit with electrical needs to be sourced from the Manic-5 hydroelectric power station, located 70 km away.

The Uatnan Property lies on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux-Outardes municipality, located in the Côte-Nord Administrative Region, Québec, Canada, approximately 220 km as the crow flies, north north-west of the City of Baie-Comeau. This town is the nearest accessible community of significant size. Considering the significant modifications to Mason’s original project, the Corporation initiated a name change with the collaboration of the Innu First Nation of Pessamit. The deposit is located on the Nitassinan, the Innu of Pessamit’s ancestral territory, in a sector referred to as Ka uatshinakanishkat meaning “where there is Tamarack”. Hence, the name Uatnan meaning Tamarack, a conifer prominent in the area, was chosen to identify the property and project. The graphite deposit identified on the property is still referred to as the Lac Guéret deposit and is centred on 51°07’N and 69°05’W. As of the date of the 2023 Uatnan Mining Project Report, the Uatnan Property consisted of 74 exclusive exploration rights, of which 71 were located on NTS topographic map sheet 22N03 and three on sheet 22K14. At that time, the Uatnan Property covered an area of 3,999.52 ha, all of which were 100% in the interest of the Corporation with the exclusive exploration rights (74 exclusive exploration rights) in good standing. The exclusive exploration rights have not had any legal surveys. All exclusive exploration rights are map-staked claims and are registered in the Québec GESTIM database. The Corporation has since acquired interest in 131 additional exclusive exploration rights in the area totaling 7,083.43 ha which are now part of the Uatnan Property. The Uatnan Property now comprises of 205 exclusive exploration rights covering 11,082.95 ha.

As of the date of the 2023 Uatnan Mining Project Report, a mining lease request for the future mine was being evaluated by the Ministère des Ressources naturelles et des Forêts du Québec (“MRNF”) and the validity of three (3) affected exclusive exploration rights (EER1037522, EER 1040768 and 1040769) was suspended as part of the normal evaluation procedure.

The Asset Purchase Agreement supersedes and terminates the investment agreement dated May 15, 2022 (the “Investment Agreement”) and the option and joint venture agreement dated July 20, 2022 (the “OJV Agreement”) to explore the potential development of the Uatnan Property. Following the successful initial closing of the Investment Agreement with Mason, the Corporation and Mason initiated the 2023 Uatnan Mining Project Report on the Uatnan Property with consultants BBA and GoldMinds Geoservices Inc. (“GMG”). On the basis of the positive results of the 2023 Uatnan Mining Project Report, the Corporation intends to launch a feasibility study reflecting the updated operational parameters.

Targeted as the Corporation’s Phase-3, the 2023 Uatnan Mining Project Report aligns with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.

R&D Ecosystem and Industry Leadership

The Corporation maintains a portfolio of R&D projects to refine its line of specialty products based on market demands and innovations. The Corporation is exploring R&D avenues in advanced graphite materials through collaborations with academia and research centers, focusing on new precursors, coating technologies, engineered composites and eco-friendly processes. These projects aim to enhance graphite performance, reduce environmental impact, lower production costs, and valorize residual and bio-sourced materials.

»	The Corporation pursues its intellectual property strategy for its proprietary technologies.

As a member of the Global Battery Alliance, a World Economic Forum initiative, dedicated to helping establish a sustainable battery value chain, the Corporation participates in the development of the Battery Passport. Battery traceability is increasingly important as governments and consumers seek assurance of responsible production and transparent information on key ESG metrics related to mining, processing, manufacturing, and recycling along the battery value chain.

Objectives

The Corporation’s main commercial business objectives from the date of this Annual Information Form and up to the next 12 to 18 months, subject to proper financing being secured in a timely manner, are, in no particular order, the following:

»	Continuation of safe operations and environmental stewardship at the Corporation’s Phase-1 facilities and construction sites of the Phase-2, anchored in the Corporation’s caring philosophy.
»

Securing project financing for sequenced FID for the construction and development of the Phase-2 Matawinie Mine Project and the First-Stage Bécancour Battery Material Plant, subject to their respective technical, commercial and financing parameters.

»

Completion of Phase-2 Matawinie Mine Project and the First-Stage Bécancour Battery Material Plant pre-construction work, including detailed engineering, procurement activities, and start of construction once FID is reached.

»	Engagement with other top-tier battery, advanced technology and industrial manufacturers toward complementary offtake agreement(s).
»

Continued dialogue and engagement with local stakeholders, including the First Nations communities of Manawan (Atikamekw), Wôlinak (Abénakis) and Pessamit (Innu), to promote a shared perspective, maximize local benefits, and enhance projects’ integration within their communities.

»	Production of custom advanced graphite materials samples meeting manufacturers’ specifications with a focus on quality, high purity, lot-by-lot consistency, and battery-grade performance.
»

Delivering on the Corporation’s sustainability commitment via the climate action plan and pursuing its sustainability action plan to elevate the Corporation’s policies, programs, and partnerships, and improve its global ESG performance.

»

Continued implementation of safety, ESG, and quality management systems in preparation for the construction and commercial stages in line with best practices, and specific lenders and customers’ requirements.

Three-Year History

The events described below have influenced the general development of the business of the Corporation during the last three fiscal years of the Corporation ended December 31, 2023, 2024 and 2025 and up to the date of this Annual Information Form.

Fiscal Year Ended December 31, 2023

During the fiscal year ended December 31, 2023, the Corporation’s primary focus was to sign definitive offtake agreements with customers for active anode material, advance the Phase-2 Matawinie Mine Project and the Bécancour Battery Material Plant Project through early works, detailed engineering and procurement, optimize the Phase-2 engineering parameters and latest process enhancements at the Phase-1 facilities, advance negotiations for an impact and benefit agreement with the Atikamekw First Nation of Manawan, advance the Uatnan Mining Project with a view to develop it as the Corporation’s Phase-3 and advance Phase-2 project financing.

Uatnan Mining Project Update

On January 10, 2023, the Corporation announced the positive results of the 2023 Uatnan Mining Project Report for the Uatnan Mining Project, one of the world’s largest graphite projects in development with indicative NPV in excess of C$2 billion. The 2023 Uatnan Mining Project Report demonstrates attractive economics for a targeted production of approximately 500 ktpy over a 24-year life of mine. The results indicate an after-tax IRR of 25.9% and an 8% discount rate NPV of C$2,173 million based on current pricing projections for flake concentrate.

On February 27, 2023, the Corporation announced the filing on SEDAR+ and EDGAR of the 2023 Uatnan Mining Project Report, which shows that the Uatnan Mining Project is technically feasible as well as economically viable.

Investor Relations

On January 18, 2023, the Corporation announced the engagement of Red Cloud Securities Inc. (“Red Cloud”) in compliance with the policies and guidelines of the TSX Venture Exchange (the “TSXV”) and other applicable legislation, pursuant to an agreement engagement letter entered into between the Corporation and Red Cloud effective January 2, 2023. Red Cloud was to trade shares of the Corporation on the TSXV for the purposes of maintaining a reasonable market and improving the liquidity of the Common Shares.

Grants and Subsidies

On February 10, 2023, the Corporation announced the closing of grants for an amount of $3.6 million for the deployment of the coating technology at Corporation’s Phase-1 operations and for R&D projects targeting the development of advanced processing of graphite-based materials with a low environmental impact. Included in the amount above is the Québec government’s Technoclimat program grant for the Coating Demonstration Plant totalling $3 million, and which has an effective date for costs incurred starting January 2022. In addition, the Corporation announced two other grants from the Fonds de recherche du Québec - Nature et technologies totalling up to $600,000 for the material production of quality graphite with a low environmental impact for the lithium-ion-battery (“LiB”) sector.

Issuances for Cash Consideration

On April 11, 2023, the Corporation announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets Corp. (“BMO”) and Cormark Securities Inc., under which the Underwriters had agreed to buy, on a bought deal basis, 4,850,000 Common Shares, at a price of US$4.55 per Common Share, for aggregate gross proceeds of approximately US$22 million (the “2023 Offering”). On April 17, 2023, the Corporation announced the closing of the 2023 Offering.

Agreements with Caterpillar

On April 20, 2023, on the foundation of their 2021 collaboration agreement and of technical work achieved together over the past two years, the Corporation announced the signature with Caterpillar of definitive agreements to develop integrated solution that covers Cat® zero-exhaust emission fleet of heavy mining equipment and site charging. Caterpillar and the Corporation have mapped the development and testing of equipment and infrastructure for the Matawinie Mine Project. Diesel mining equipment in commercial production will be leveraged at first to support operations during the early production years and are set to be progressively replaced with Cat® zero-exhaust emission machines as they become available, if technically and economically viable, the whole with the objective of having realized a complete zero-emission transition by year 5 of Matawinie Mine Project commercial operations.

The Corporation also announced the signature of a non-binding memorandum of understanding to advance commercial discussions targeting the Corporation’s active anode material, whereas the Corporation, in a full circular value chain, would supply carbon-neutral graphite materials to Caterpillar for the development of its secure, resilient, and sustainable battery supply chain that would serve to electrify heavy vehicles, including the Corporation’s Matawinie Mine Project fleet, with low climate change impact, in line with global decarbonization efforts.

On October 6, 2023, the Corporation also announced the establishment, enabled by active technical work between Caterpillar and Corporation’s teams, of a calendar to deploy early learners and/or pilot models for the Phase - 2 Matawinie Mine Project, to test equipment in actual terrain and weather, and to map the transition to future zero-exhaust-emission production models.

ESG

On May 11, 2023, the Corporation announced the releases of its 2022 ESG Report, which presents the management approach, key programs, advancements, case studies, and metrics covering the Corporation’s activities at its Phase-1 operations, in planning its Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project, as well as for corporate development and contemplated Phase-3 Uatnan Mining Project. The 2022 ESG Report also enhances the Corporation’s performance on material topics such as climate action, biodiversity management, Indigenous relations, governance, and stakeholder engagement, among others.

On December 6, 2023, the Corporation announced it has been identified as “Industry Leading” in Benchmark Mineral Intelligence’s latest ESG assessment of critical minerals for battery materials focusing on natural graphite, based on the Sustainability Index developed to inform battery and EV manufacturers on the environmental, ethical, and sound management practices of producers in a push toward responsible and transparent production.

Hydro-Québec

On October 6, 2023, the Corporation announced having obtained confirmation from Hydro-Québec of a 77 MW electricity block for the Phase-2 Bécancour Battery Material Plant Project, as well as having received confirmation of a discounted industrial rate for hydroelectricity at both Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project.

Appointment of Pomerleau

On October 25, 2023, the Corporation announced the appointment of Pomerleau Inc. (“Pomerleau”) as the Construction Manager for the pre-construction stage of its Phase-2 commercial facilities, the Matawinie Mine Project and the Bécancour Battery Material Plant Project. As part of its mandate, Pomerleau is tasked to work closely with the Corporation’s project team to prepare a detailed construction sequence and schedule, to develop the contracting strategy, to optimize worksite logistics, to expand the health and safety, environment, and quality programs, and to integrate planning and engineering into Building Information Modeling. As part of the Bécancour Battery Material Plant Project, Pomerleau’s mandate includes construction scheduling, workforce planning, jobsite logistics, revision of the procurement strategy, and the development of health and safety, environment, and quality programs. Pomerleau is also contributing to the budget revision, cost optimization, and project control activities for the Matawinie Mine Project and the Bécancour Battery Material Plant Project.

Convertible Notes

Between January 2, 2023 and January 2, 2024, the Corporation announced that, subject to approval from the TSXV and the New York Stock Exchange (the “NYSE”), the accrued interests owed to Investissement Québec (“IQ”), Pallinghurst Bond Limited (“Pallinghurst Bond”) and Mitsui & Co, LTD. (“Mitsui”) for each quarter from the issuance of the Convertible Notes (as defined herein) and the final quarter of 2023 will be deemed paid in the following manner: an aggregate of 897,901 Common Shares will be issued to Mitsui, an aggregate of 448,951 Common Shares will be issued to Pallinghurst Bond and an aggregate of 448,951 Common Shares will be issued to IQ, upon the maturity, conversion or redemption of the Convertible Notes. The Convertible Notes were issued under the 2022 private placement announced on October 20, 2022 (the “2022 Private Placement”) of unsecured convertible notes (the “Convertible Notes”) for aggregate gross proceeds of US$50 million in accordance with the subscription agreements entered into between the Corporation and each of Mitsui, Pallinghurst Bond and IQ on October 19, 2022. Through the 2022 Private Placement, Mitsui subscribed for US$25 million in Convertible Note, while Pallinghurst Bond and IQ each subscribed for US$12.5 million.

Board of Directors and Management Appointments

On February 27, 2023, the Corporation announced the appointment of Mr. Jean Cayouette, Eng. to the position of Vice President, Metallurgy and Process of the Corporation.

Other

During the fiscal year ended December 31, 2023, 180,000 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $3.20, in respect of which the Corporation received $576,000 and issued 180,000 Common Shares. During the same period, the Corporation granted 2,088,548 stock options to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2023, no warrants were exercised by shareholders of the Corporation.

During the fiscal year ended December 31, 2023, no broker warrants were exercised by agents or intermediates.

Fiscal Year Ended December 31, 2024

During the fiscal year ended December 31, 2024, the Corporation’s continued primary focus was to update the 2022 Feasibility Study for the Matawinie Mine Project and the Second-Stage Bécancour Battery Material Plant Project, which resulted in the 2025 Updated Feasibility Study for the Matawinie Mine and the Bécancour Battery Material Plant Project that reflected advancement in engineering and project design, and updating financial parameters in view of progressing toward FID.

Upon signing offtake agreements with Panasonic Energy and GM, the Corporation worked to integrate the technical requirements associated with their product specifications along with updated operational and commercial parameters as inputs to the 2025 Updated Feasibility Study.

The Corporation also focused on the negotiations and signature of an impact and benefit agreement with the Atikamekw First Nation of Manawan, securing consent for the Matawinie Mine Project and ensuring environmental participation, training, employment, business opportunities, cultural recognition, as well as financial benefit sharing.

The Corporation completed equity investments totaling US$100M in 2024 by Panasonic, GM, Canada Growth Fund Inc. (“CGF”) and IQ, in addition to aggregate US$37,500,000 private placements by strategic partner Mitsui and long-time investor Pallinghurst Bond to surrender and cancel their Convertible Notes.

Uatnan Mining Project Update

On January 22, 2024, the Corporation announced having entered into the Asset Purchase Agreement with Mason for the acquisition of the Uatnan Property, which consists among other things of 74 map-designated exclusive exploration rights totaling 3,999.52 hectares, targeted for the development of the Uatnan Mining Project. The transaction strengthens the Corporation’s long-term vision to be a dominant force in the supply of carbon-neutral anode material for the Western market and secures the asset in view of the growing demand for locally produced natural graphite and the Corporation’s planned Phase-3 expansion to supply the Western market. The acquisition of the Uatnan Property was payable in 6,208,210 Common Shares, representing 9.25% of the pro forma issued and outstanding Common Shares and 6.74% of the issued and outstanding Common

Shares as at the date of this Annual Information Form. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project.

On January 31, 2024, the Corporation announced the closing of the previously announced acquisition of the entire Uatnan Property, targeted for the development of the Uatnan Mining Project.

Private Placement and Offtakes

On February 15, 2024, the Corporation announced investments by the Panasonic Holdings and GM (together, the “Tranche 1 Investment”) for an aggregate combined investment of US$50 million to advance its development toward commercial operations. The Corporation also announced a private placement of US$37.5M by Mitsui and Pallinghurst Bond to surrender and cancel their Convertible Notes, upon the vote of the Shareholders and regulatory approvals. In addition, the Corporation announced multiyear supply agreements (the “Offtakes”) to cover the supply of a committed combined annual volume of 36,000 tonnes of active anode material by the Corporation to Panasonic Energy and GM.

The offtake agreement with Panasonic (the “Panasonic Offtake”) covered the supply of a committed annual volume of 18,000 tonnes of active anode material by the Corporation to Panasonic for an initial 7-year term from the commencement of the Corporation’s Phase-2 production. The sales price was based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure procurement for Panasonic. The Panasonic Offtake was subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. The Panasonic Offtake contained standard termination rights for an agreement of this nature.

In connection with the Panasonic Offtake, Panasonic subscribed for 12,500,000 Common Shares and 12,500,000 Common Share purchase warrants (the “2024 Warrants”) for aggregate proceeds of US$25 million (the “Panasonic Tranche 1 Investment”). Such 2024 Warrants are generally exercisable in connection with a subsequent investment at FID in accordance with their terms. Each 2024 Warrant entitles the holder thereof to acquire one Common Share (a “Warrant Share”) at a price per Warrant Share equal to US$2.38 per Common Share. The exercise of the 2024 Warrants is subject to certain ownership limitations. The net proceeds from the Panasonic Tranche 1 Investment are used for the development of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

Upon closing of the Panasonic Tranche 1 Investment, the Corporation entered into an investor rights agreement (the “Panasonic Investor Rights Agreement”) and a registration rights agreement (the “Panasonic Registration Rights Agreement”) with Panasonic. Pursuant to the Panasonic Investor Rights Agreement, the Panasonic securities were subject to a “lock-up” for a period of 18 months from the date of their investment. It also provides Panasonic with certain rights relating to its investment in the Corporation, including certain board nomination and anti-dilution rights. In addition, Panasonic is subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding Common Shares for a period of three years.

The supply agreement with GM (the “GM Supply Agreement”) provided for the supply by the Corporation of 18 ktpy of its expected Phase-2 active anode material output to GM upon reaching full production for an initial term of six years. The sales were based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for GM. The GM Supply Agreement was subject to conditions precedent which are standard for a project of this nature. The GM Supply Agreement contained standard termination rights for an agreement of this nature. The GM Supply Agreement was entered into upon the closing of the GM Tranche 1 Investment.

In connection with the GM Supply Agreement, GM and the Corporation entered into a subscription agreement (the “GM Subscription Agreement”) in which GM committed an aggregate US$150 million equity investment in the Corporation, subject to certain closing conditions. GM made an initial US$25 million equity investment in the Corporation (the “GM Tranche 1 Investment”) to support the advancement of the Corporation’s Phase-2 operations. GM also committed to subscribe for a further US$125 million of equity upon the successful completion of conditions precedent and a positive FID (the “Tranche 2 Investment”). In connection with the GM Tranche 1 Investment, GM subscribed for 12,500,000 Common Shares and 12,500,000 2024 Warrants for aggregate proceeds of US$25 million. Such 2024 Warrants were generally exercisable in connection with the Tranche 2 Investment at FID in accordance with their terms. Each GM Warrant entitled the holder thereof to acquire one Warrant Share at a price per Warrant Share equal to US$2.38 per Common Share. The exercise of the 2024 Warrants was subject to certain ownership limitations. The net proceeds from the GM Tranche 1 Investment are used for the development of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant. Upon closing of the GM Tranche 1 Investment, the Corporation also entered into an investor rights agreement (the “GM Investor Rights Agreement”) with GM which included registration rights. Pursuant to the GM Investor Rights Agreement, the GM securities were subject to a “lock-up” for a period of 18 months from the date of the Tranche 1 Investment. It also provided GM with certain rights relating to its investment in the Corporation, including certain board nomination and anti-dilution rights. As of the date of this Annual Information Form, GM’s Subscription Agreement has terminated, and the 12,500,000 warrants previously issued by the Corporation to GM have expired and been cancelled. Please refer to the section “Three-Year History – Financial year ended December 31, 2025 and up to the date of this Annual Information Form” – “Offtake and Commercial Agreements” of this Annual Information Form.

In connection with the Tranche 1 Investment and Offtakes, the Corporation and Mitsui entered into a subscription agreement (the “Mitsui Subscription Agreement”) pursuant to which Mitsui invested US$25 million, subject to regulatory approvals and the Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and such proceeds used to surrender and cancel Mitsui’s Convertible Note. Mitsui subscribed for 12,500,000 Common Shares and 12,500,000 2024 Warrants on substantially the same pricing and other terms as the Panasonic Investment. Upon closing of the investment, the Corporation and Mitsui entered into an investor rights agreements (the “Mitsui Investor Rights Agreement”) and a registration rights agreement (the “Mitsui Registration Rights Agreement”). Pursuant to the Mitsui Investor Rights Agreement, Mitsui was required to “lock-up” its securities for a period of 12 months from the date of its investment. The Mitsui Investor Rights Agreement also provides Mitsui with certain rights relating to its investment in the Corporation, namely certain board nomination and anti-dilution rights. Mitsui will be subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding Common Shares for a period of three years.

In connection with the Tranche 1 Investment and Offtakes, the Corporation and Pallinghurst Bond entered into a subscription agreement (the “Pallinghurst Subscription Agreement”) pursuant to which Pallinghurst Bond invested US$12.5 million, subject to regulatory approvals and the requirements of MI 61-101, and such proceeds used to surrender and cancel Pallinghurst Bond’s Convertible Note. Pallinghurst Bond subscribed for 6,250,000 Common Shares and 6,250,000 2024 Warrants on substantially the same pricing and other terms as the Panasonic Investment. Upon closing of the investment, the Corporation and Pallinghurst Bond entered into a registration rights agreement (the “Pallinghurst Registration Rights Agreement”).

Upon the approval of the TSXV and the NYSE, the accrued interest owed to Pallinghurst Bond and Mitsui under the Convertible Notes for the period from January 1, 2024, until the date of their respective subscription agreements will be settled by issuing an aggregate of 232,191 Common Shares and delivering share certificates to both parties.

Mitsui and Pallinghurst Bond were “interested parties” in respect of the transactions described above, and their investment, as well as the surrender and cancellation of the Convertible Notes each constitutes a “related party transaction” (collectively, the “Related Party Transactions”) within the meaning MI 61-101 and the TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions.

The independent directors of the Corporation, determined in accordance with MI 61-101, were responsible for (i) evaluating the applicability of MI 61-101 to the Related Party Transactions; (ii) considering whether any exemptions from any formal valuation and/or minority approval requirements of MI 61-101 determined to be applicable would be available to Corporation in connection with the Related Party Transactions or whether to seek regulatory exemptive relief in respect thereof; and (iii) if required or advisable, determining and confirming whether a formal valuation pursuant to MI 61-101 is required in connection with the Related Party Transactions and, if required or advisable, determining the terms of such valuator’s engagement (including the fees to be paid to such valuator) and supervising the preparation of such valuation. The Related Party Transactions are conditional on compliance with the requirements of MI 61-101.

On May 1, 2024, the Corporation held a virtual special meeting of the Shareholders and the Shareholders approved the Related Party Transactions and approved the creation of new control persons. On May 2, 2024, the Corporation announced that, following the approval by the Shareholders of the Related Party Transactions, it has closed the aggregate US$37.5-million private placements from Mitsui and Pallinghurst Bond by the Corporation issuing Common Shares and warrants in exchange for the surrender and cancellation of each of Mitsui’s and Pallinghurst Bond’s Convertible Notes.

On February 28, 2024, the Corporation announced it had closed its previously announced private placement of 25,000,000 Common Shares and 25,000,000 2024 Warrants for aggregate gross proceeds of US$50 million in accordance with the GM Subscription Agreement and the Panasonic Subscription Agreement. The 2024 Warrants are subject to a hold period of 4 months and one day expiring on June 29, 2024. BMO acted as a financial advisor to the Corporation in connection with the Tranche 1 Investment and the Corporation has agreed to pay BMO an aggregate amount totaling US$1,250,000.

On November 15, 2024, the Corporation announced that certain conditions precedent of the Panasonic Offtake and GM Supply Agreement which required the Corporation to have made a positive decision with respect to FID and entered into certain other project-related agreements by certain fixed dates and that those dates were to be exceeded. Pursuant to which, Panasonic Energy and GM could terminate their respective Offtake. The

Corporation and Panasonic Energy and GM respectively are working collaboratively toward FID and were still in discussions to update the project timeline, including for the satisfaction of these conditions precedent.

On December 17, 2024, the Corporation announced that each of CGF and IQ has agreed to subscribe for Common Shares, subject to certain conditions, for aggregate gross proceeds of US$50 million (the “CGF and IQ Offering”). Pursuant to the CGF and IQ Offering, the Corporation issued 39,682,538 Common Shares at a price of US$1.26 per Common Share (the “CGF and IQ Common Shares”).

For each Common Share so subscribed, the Corporation issued one share purchase warrant (the “CGF and IQ Warrants”) to each of CGF and IQ. Each of the CGF and IQ Warrant entitles the holder thereof to acquire one Common Share, from FID to the date that is five (5) years from the closing of the CGF and IQ Offering, at a price per Common Share of US$2.38 – the same strike price than the warrants previously issued to GM, Panasonic, and Mitsui in February 2024. The exercise of the CGF and IQ Warrants are subject to certain ownership limitations.

In connection with the CGF and IQ Offering, the Corporation also entered into an investor rights agreement (collectively, the “CGF and IQ Investor Rights Agreements”) and a registration rights agreement with each of CGF and IQ at the closing of the CGF and IQ Offering. Pursuant to the CGF and IQ Investor Rights Agreements, each of CGF and IQ were restricted from selling their respective securities until August 28, 2025. The CGF and IQ Investor Rights Agreements also provide each of CGF and IQ with certain rights relating to its investment in the Corporation, including namely certain board nomination and anti-dilution rights.

On December 20, 2024, the Corporation announced the closing of the CGF and IQ Offering at the conditions previously announced.

ESG

On May 15, 2024, the Corporation announced the releases of its 2023 ESG Report, which presents the management approach, key programs, advancements, case studies, and metrics covering the Corporation’s activities at its Phase-1 operations, in planning its Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project, as well as for corporate development and contemplated Phase-3 Uatnan Mining Project. The 2023 ESG Report also enhances the Corporation’s performance on material topics such as climate action, biodiversity management, Indigenous relations, governance, and stakeholder engagement, among others.

Board of Directors and Management Appointments

On September 12, 2024, the Corporation announced the appointment of Mr. Stéphane Leblanc to the position of director of the Corporation.

On November 15, 2024, the Corporation announced the appointment of Ms. Karine Doucet to the position of Vice President, Human Resources of the Corporation and the resignation of Ms. Stephanie Anderson from her position as director of the Corporation effective as of the same day.

On December 16, 2024, the Corporation announced the appointment of Ms. Chantal Sorel to the position of director of the Corporation effective as of the same day, in replacement of Dr. Jürgen Köhler which stepped down from his position as director of the Corporation on the same day.

Appointment of ABB

On November 15, 2024, the Corporation announced it awarded the Matawinie Mine Project’s 120kV electrical substation contract to ABB. ABB will lead construction of the substation as the primary connection point between the mining site and Hydro-Québec’s hydropower line, enabling full electrification of the Matawinie Mine using renewable energy. The Corporation will benefit from technical expertise and dedicated resources overseeing engineering, supply, commissioning, and start-up of the substation.

Convertible Notes

Between January 3, 2024 and January 2, 2025, the Corporation announced that, subject to approval from the TSXV, the Toronto Sock Exchange (“TSX”) and the NYSE, the accrued interests owed to IQ for each quarter of 2024 under the Convertible Notes will be deemed paid in the following manner: an aggregate of 712,366 Common Shares will be issued to IQ, upon the maturity, conversion or redemption of the Convertible Notes.

As of February 14, 2024, interest under the Convertible Notes issued by the Corporation to Mitsui and Pallinghurst, respectively, has ceased to accrue.

Matawinie Mine Project Update

On December 12, 2024, the Corporation announced the signature of an impact benefit agreement covering the Matawinie Mine Project, which is located in Nitaskinan. With this agreement, the Atikamekw of Manawan give their consent to the Matawinie Mine Project, which aims to responsibly valorize graphite by the Corporation, in a way that respects the environment and provides direct benefits to the First Nation.

Other

In June 2024, the Corporation was awarded a $500,000 research grant from the MRNF to develop a versatile next-generation active anode material that meets the highest performance standards without sacrificing production yield. This grant directly supports the Corporation’s research and development portfolio to refine its line of specialty products targeting innovation, reduced environmental footprint, and increased competitiveness.

During the fiscal year ended December 31, 2024, 137,500 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $2.35, in respect of which the Corporation received $323,125 and issued 137,500 Common Shares. During the same period, the Corporation granted 4,317,500 stock options to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2024, no warrants were exercised by shareholders of the Corporation.

Fiscal Year Ended December 31, 2025 and up to the date of this Annual Information Form

During the period between January 1, 2025, and up to the date of this Annual Information Form, the Corporation’s main focus was to continue its progress toward FID for the Phase-2 Matawinie Mine Project and Phase-2 Bécancour Battery Material Plants. The project financing process has significantly advanced in recent months. The due diligence processes have significantly advanced, supported by specialized advisory firms, which proceeded concurrently to assess the corporate, technical, market, and ESG components of the Corporation’s planned Phase-2 operations and to guide financial stakeholders’ risk assessment. Negotiations on a long-form term sheet are almost completed ahead of the lenders’ respective investment committees to seek credit approval in the coming months. In light of its renewed commercial strategy, the Corporation intends to confirm the support of its strategic investors and targeted lenders toward the project financing, with a sequenced FID starting with the Phase-2 Matawinie Mine followed by the First-Stage Bécancour Battery Material Plant. The Corporation delivered the 2025 Matawinie Mine Feasibility Study and mandated BBA to conduct a Class 3 Estimate for the First-Stage Bécancour Battery Material Plant, with a view to efficiently fulfilling its committed volumes for Panasonic Energy.

Uplisting to the Toronto Stock Exchange

On January 16, 2025, the Corporation announced that it received the final approval of the TSX for the uplisting of Common Shares of the capital of the Corporation on the TSX board, having met the necessary listing requirements, including the filing of all required documentation. Effective as of January 20, 2025, the Common Shares began trading on the TSX under the ticker symbol “NOU”. In conjunction with the graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV, and no longer trade on the TSXV, since the market close on January 17, 2025.

Results of the 2025 Updated Feasibility Study

On March 25, 2025, the Corporation issued the results of the 2025 Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects (the “Updated Feasibility Study 2025”) carried out in accordance with the NI 43-101. Conducted by BBA and various specialized consultants, the 2025 Updated Feasibility Study pulled from the Corporation’s 2022 Feasibility Study and updated key parameters in light of technological development, project optimizations, engineering advancement, and updated economic factors.

Results of the 2025 Updated Feasibility Study indicated that the Phase 2 is technically feasible as well as economically viable. Upon a positive FID, the Matawinie Mine and Second-Stage Bécancour Battery Material Plant could be built and enter commercial production within less than three years. Considering that its project financing, nearly 100% of its revenue, a significant amount of its capital expenditures and interest expenses are expected to be denominated in U.S. dollars, the Corporation had aligned the 2025 Updated Feasibility Study financial metrics with this currency, enabling a better representation of the underlying economic realities of the cash flows associated with this integrated project and the associated capital structure.

On March 31, 2025, the 2025 Updated Feasibility Study was filed on SEDAR+. Since then, the 2025 Updated Feasibility Study has undergone a further revision to carve out the Second-Stage Bécancour Battery Material

Plant project, following the project execution strategy update disclosed by the Corporation on October 31, 2025, see “Three-Year History - 2025 Matawinie Mine Feasibility Study”, below in this Annual Information Form.

ESG

On May 15, 2025, the Corporation announced the release of its 2024 ESG Report, which presents the management approach, key programs, advancements, case studies, and metrics covering the Corporation’s activities at its Phase-1 operations, in planning its Phase-2 Matawinie Mine Project and Bécancour Battery Material Plant Project, as well as for corporate development and contemplated Phase-3 Uatnan Mining Project. The Corporation continues to strengthen its intendance of material ESG issues aligning with internationally recognized practices endorsed by potential lenders, institutional investors, and customers. In addition to its proactive climate action, significant milestones this year include the addition of scenario analysis to the Corporation’s climate risk management, the signature of an impact and benefit agreement with the Atikamekw First Nation of Manawan, the expansion biodiversity efforts, a notable improvement in the Corporation’s CDP climate score, and strengthened community and Indigenous engagement.

Board of Directors and Management Appointments

On May 15, 2025, the Corporation announced that Directors Arne H Frandsen, James Scarlett and Andrew Willis indicated their intent to not stand for election at the 2025 Annual General and Special Meeting of the Shareholders and the proposed new candidates as nominees for directorship, namely Paola Farnesi and Édith Jacques, in complement to directors who stand for re-election: Daniel Buron, Eric Desaulniers, Stéphane Leblanc, Nathalie Pilon, and Chantal Sorel.

On June 17, 2025, the Corporation announced the election of the Directors at the 2025 Annual General and Special Meeting comprising of Daniel Buron, Stephane Leblanc, Eric Desaulniers, Nathalie Pilon, Chantal Sorel, Paola Farnesi and Édith Jacques.

Offtake and commercial agreements

On October 31, 2025, the Corporation announced the finalization of multiple commercial arrangements for the Matawinie Mine and Phase-2 Bécancour Battery Material Plants. The Corporation’s wholly owned subsidiary, NMG Matawinie, entered into binding supply (the “Supply Term Sheet”) and marketing term sheets (the “Marketing Term Sheet”) with His Majesty the King in Right of Canada as represented by the Minister of Public Works and GoC providing for an aggregate 15 ktpy of graphite concentrate to be purchased by the GoC on a take-or-pay basis and a potential additional 15 ktpy to be purchased by allied countries for strategic applications, with a seven year offtake term. NMG Matawinie also agreed on the final terms of a binding amended and restated joint marketing and offtake agreement with Traxys North America LLC (“Traxys”), the execution of which is subject to the approval of Traxys’ board of directors, for 20 ktpy of graphite concentrate over seven years, including a 10 ktpy take-or-pay component (the “A&R Offtake and Joint Marketing Agreement”).

Concurrently, the Corporation’s wholly owned subsidiary, NMG Bécancour, and Panasonic Energy have revised and updated their multiyear binding offtake agreement to advance the production of 13 ktpy of high-capacity active anode material for an initial seven-year term from the commencement of production from the First-

Stage Bécancour Battery Material Plant (the “Panasonic Energy Agreement”), which contains conditions precedent, as well as qualification requirements of the product and the commercial operations conditions. Panasonic Energy has reiterated its intention to support the Corporation’s First-Stage Bécancour Battery Material Plant, which may include an additional equity investment in the Corporation by its parent company Panasonic at the FID of the First-Stage Bécancour Battery Material Plant, in line with Panasonic’s initial investment in 2024.

The Corporation also announced negotiations with an established third-party anode manufacturer toward the opportunity of securing up to 30 ktpy of graphite concentrate from the Matawinie Mine, including an expected take-or-pay commitment, to potentially support the active anode material needs of GM and other customers. In connection with these negotiations, the Corporation and GM have agreed to terminate their previously announced supply agreement and subscription agreement, each dated February 14, 2024, such terminations to be effective November 30, 2025. As a result of the terminations, GM will not proceed with the second tranche equity investment in NMG that was provided for in the subscription agreement. Concurrently, the Corporation and GM entered into a non-binding memorandum of understanding (“MOU”) to evaluate a potential future supply relationship including a potential supply pathway under which GM could purchase active anode material from the third-party active anode manufacturer utilizing the Matawinie Mine’s graphite concentrate as feedstock. As a potential inducement to concluding such third-party supply arrangements, the MOU contemplates the potential transfer of the 12,500,000 warrants previously issued by the Corporation to GM in 2024 to the third-party supplier. The Corporation has agreed to use its commercially reasonable efforts to seek all necessary regulatory approvals to amend the expiry date of such warrants so that they do not expire upon termination of GM’s subscription agreement but will remain outstanding until the end of the five-year term from the original issuance date. However, as of the date of the Annual Information Form, November 30, 2025 has passed, and the GM Supply Agreement is terminated and no amendment to the warrants has been concluded. Therefore, the 12,500,000 warrants previously issued by the Corporation to GM in 2024 have expired and can no longer be transferred to any third party.

Project Execution Strategy Update

On October 31, 2025, the Corporation also announced that, with these combined offtake agreements and commercial arrangements announced the same day, it has rounded up commercial interest for potentially close to 100% of the entire future output of flake graphite from the Phase-2 Matawinie Mine, in addition to 13 ktpy volume of active anode material from the Second-Stage Bécancour Battery Material Plant. In light of this, the Corporation intends to confirm the support of its strategic investors and targeted lenders toward the project financing, either for a combined FID encompassing the Phase-2 Matawinie Mine and the Second-Stage Bécancour Battery Material Plant, or for a sequenced FID starting with the Phase-2 Matawinie Mine followed by the Second-Stage Bécancour Battery Material Plant. There is no assurance that the Corporation will be able to secure additional commitments, nor that NMG will be able to meet the conditions precedent of the Panasonic Energy Agreement at the time of FID.

2025 Matawinie Mine Feasibility Study

On November 12, 2025, the Corporation announced the results of the 2025 Matawinie Mine Feasibility Study for the Phase-2 Matawinie Mine project. The Corporation mandated the Authors of the 2025 Matawinie Mine Feasibility Study to carry out the 2025 Matawinie Mine Feasibility Study covering only the Phase-2 Matawinie

Mine project. Parameters of the previous 2022 Feasibility Study were initially revised in the 2025 Updated Feasibility Study covering the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects to reflect the advancement in engineering and project design and updated financial parameters. The 2025 Updated Feasibility Study has undergone a further revision to carve out the Bécancour Battery Material Plant project, following the project execution strategy update disclosed by the Corporation on October 31, 2025, see “Third-Year History” of this Annual Information Form. The Corporation cautioned the readers of this Annual Information Form that they should rely solely on the 2025 Matawinie Mine Feasibility Study. The 2022 Feasibility Study and the 2025 Updated Feasibility Study should not be relied upon.

Public Offering

On December 17, 2025, the Corporation announced its intent to commence an overnight marketed public offering of common shares of the Corporation (“Common Shares”) (the “Offering”), with Maxim Group LLC acting as sole placement agent for the Offering. The number and pricing of Common Shares offered pursuant to the Offering was determined in the course of marketing and in the context of market conditions and other factors, with the final terms of the Offering being determined at the time the Corporation enterered into a definitive placement agency agreement with the placement agent.

On December 18, 2025, the Corporation announced the pricing of the Offering of 8,333,334 Common Shares at a price of US$2.40 per Common Share for gross proceeds of approximately US$20 million, which was expected to close on or about December 19, 2025, subject to a number of customary closing conditions, including the Corporation receiving all necessary regulatory approvals, including the TSX and the NYSE. In connection with the Offering, the Corporation has filed a preliminary prospectus supplement and has filed a final prospectus supplement to the Corporation’s existing short form base shelf prospectus dated December 5, 2025 filed in Canada and the Corporation’s United States registration statement on Form F-10 (File No. 333-291778) filed with the SEC under the Securities Act of 1933, as amended (“U.S. Securities Act”), pursuant to the multijurisdictional disclosure system (“MJDS”) adopted by the SEC and the Canadian Securities Administrators.

On December 19, 2025, the Corporation announced the closing of its Offering of 8,333,334 Common Shares at a price of US$2.40 per Common Share for aggregate gross proceeds of approximately US$20 million. The Corporation intends to use the net proceeds from the Offering for procurement of long-lead equipment, to initiate certain construction activities, and to cover detailed engineering and indirect costs for the Matawinie Mine project, to fund engineering activities to deliver an AACE class 3 estimate for the First-Stage Bécancour Battery Material Plant, and to fund general working capital and corporate expenditures.

Major Project of National Interest

On November 13, 2025, the Honourable Dominic LeBlanc, President of the King’s Privy Council for Canada and Minister responsible for Canada-U.S. Trade, Intergovernmental Affairs, Internal Trade and One Canadian Economy, announced the Government of Canada’s decision to refer the Phase-2 Matawinie Mine Project to the MPO. The MPO was established under the Building Canada Act (S.C. 2025, c. 2, s. 4), which came into force in June 2025. Its mandate is to advance major projects in Canada and streamline federal regulatory approvals.

On November 14, 2025, the Corporation announced the referral of the Phase-2 Matawinie Mine by the Canadian government to the Major Projects Office. This recognition as a “Major Project of National Interest” reiterates the strategic importance of the Corporation’s business plan, which is on track to build one of the largest integrated natural graphite production in the G7 and confirms the essential role of the future production of the Corporation in strengthening energy sovereignty, supporting Western supply chains, and reducing dependence on concentrated markets.

Debt Project Financing for Phase-2 Matawinie Mine

On March 17, 2026, the Corporation announced it has executed a commitment letter in respect of senior secured project debt to support the construction, development and commissioning of the Phase‑2 Matawinie Mine Project, a major project of national interest as identified by the Government of Canada. Leading Canadian public finance institutions, Export Development Canada and the Canada Infrastructure Bank, have committed to providing facilities totaling US$335 million (the “Facilities”) toward the establishment of what is projected to be the largest graphite mine of the G7 to serve tomorrow’s industries in energy, advanced technology, and manufacturing. The Facilities will be available upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.  Also, the Facilities will be used to fund eligible project construction costs, working capital requirements prior to completion, and transaction costs associated with the financing. The cost overrun facility provides additional protection against construction cost overruns, subject to defined conditions.

Purchase of Brownfield Industrial Site and Facilities - Bécancour

On February 25, 2026, in preparation for its commercial Phase-2 First-Stage Bécancour Battery Material Plant, the Corporation has acquired the brownfield site and industrial facilities adjacent to its greenfield site in Bécancour, Québec, which was subject to an approval and the execution of a deed of sale.  The purchase enables the Corporation to deploy the first stage of its refining operations to fulfill Panasonic Energy Agreement and reinforces NMG’s presence in Bécancour, at the heart of the Canadian battery hub and two hours from the Matawinie Mine.  On March 20, 2026, the Corporation signed the deed of sale to effect such acquisition.

Convertible Note

Between January 2, 2025 and January 2, 2026, the Corporation announced that, subject to approval from the TSX and the NYSE, the accrued interests owed to IQ for each quarter of 2025 under the Convertible Note will be deemed paid in the following manner: an aggregate of 611,035 Common Shares will be issued to IQ, upon the maturity, conversion or redemption of the Convertible Note.

Other

On June 11, 2025, the Corporation announced that it has firmed up its project debt financing structure with the intended participation of syndicate institutional funds and export credit agencies for over US$1 billion toward the Corporation’s Phase-2 Matawinie Mine and Bécancour Battery Material Plants.

Between October 1, 2025 and the date of this Annual Information Form, Pallinghurst Graphite International Limited (“Pallinghurst Graphite”, and together with Pallinghurst Bond “Pallinghurst”) and Pallinghurst Bond disposed of 3,213,313 Common Shares of the Corporation at an average price of USD3.62 per Common Share (CAD5.08 per Common Share) for total gross proceeds of USD11,641,415 (CAD16,318,050). At the date of this Annual Information Form, Pallinghurst hold approximately 8.17% of the issued and outstanding Common Shares on an undiluted basis.

During the fiscal year ended December 31, 2025, 510,000 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $1.98, in respect of which the Corporation received $118,000 and issued 167,016 Common Shares. During the same period, the Corporation granted 2,052,500 stock options to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2025, the Corporation granted 197,342 Restricted Share Units (“RSUs”) and 394,658 Performance Share Units (“PSUs”) to employees of the Corporation.

During the fiscal year ended December 31, 2025, no warrants were exercised by shareholders of the Corporation.

Description of the Business

General

The Corporation

The Corporation is a Québec-based integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability.

All the projects and assets of the Corporation are located in Québec, Canada. The Corporation has no income other than interest income on funds on deposit and other interest, as the case may be. The Corporation has no mine in commercial operation currently. As of the date of this Annual Information Form, the Corporation had 124 employees.

Commercial Strategy

Graphite is a critical input across multiple high-growth sectors: it supports lithium-ion batteries powering electric vehicles (“EVs”) and grid-scale energy storage systems for AI/data centers and renewable energy; underpins industrial applications such as refractory materials for steel and cement and other specialty manufacturing uses; and serves advanced technology applications such as foils in electronics, thermal and fire protection materials, electromagnetic shielding, hydrogen fuel cells, and specialty composites.

With a diversified portfolio of products, NMG is aligning its business plan and associated commercial strategy to cater to energy, advanced technology, and manufacturing industries in the Western World and allied nations.

NMG has incorporated advanced processing capacities into its production model in order to tailor products to unique customer specifications. The integrated material flowsheet developed for the Corporation’s Phase 2 is designed – with some flexibility in the allocation of volumes –to optimize the value of large and jumbo flakes into specialty markets, and sell graphite concentrate, active anode materials and refined graphite materials into battery, industrial and other market segments.

By covering the full value chain – from ore to advanced materials – and offering product customization, the Corporation is positioning itself as a turnkey, local supplier to Western manufacturers.

SALES

With evolving market conditions and project financing requirements, NMG has worked with its main customers to update existing commercial agreements. The Corporation has also rallied the Government of Canada’s support in aggregating demand from allied nations and strategic industrial stakeholders.

Panasonic Energy

The commercial agreement with Panasonic Energy has been revised with the objective of advancing the production of 13 ktpy of active anode material via NMG’s Phase-2 integrated value chain. Approximately 25 ktpy of graphite concentrate is being reserved of the future Phase-2 Matawinie Mine production to execute this Panasonic Energy volume. NMG’s active anode material continues to progress through Panasonic Energy’s qualification protocol to confirm its quality and performance.

The sales price will be based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for Panasonic Energy. The Panasonic Energy Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. It also contains standard termination rights for an agreement of this nature.

Panasonic Energy has reiterated its intent to support the development of NMG’s First-Stage Bécancour Battery Material Plant, which may entail an equity investment by Panasonic at the First-Stage Bécancour Battery Material Plant FID, in line with Panasonic’s initial investment in 2024.

Through the Panasonic Energy Agreement, Panasonic Energy is set to leverage NMG’s fully integrated North American production, carbon neutrality profile, and proactive ESG practices for the establishment of a reliable, local, and responsible battery manufacturing value chain.

Traxys

The commercial and marketing agreement with Traxys has been updated to secure up to 20 ktpy of graphite concentrate offtake from the Phase-2 Matawinie Mine production. With an initial seven-year term, the agreement includes sales pricing based on market indices with 10 ktpy of firm take-or-pay volume.

Traxys’ established relationships with hundreds of industrial customers enables NMG to tap into a stable, growing industry for refractory products in North America and Europe (Grand View Research, 2025).

Government of Canada

NMG has signed a binding term sheet with the GoC for a seven-year offtake of 30 ktpy of graphite concentrate reserved for Canada and allied countries and entities for strategic applications and commercialization in domestic markets.

Through this commitment, the GoC is set to secure 15 ktpy of graphite concentrate on a take-or-pay basis at a fixed North American market price for a basket of products ranging from fine to large and jumbo flakes at a minimum 94% Cg purity level. This offtake framework is subject to NMG entering into offtake(s) with allied countries or entities on substantially the same terms for aggregate annual commitments equal to 15 ktpy, and to satisfaction of conditions precedent which are standards for this type of agreements.

A marketing term sheet in relation to the GoC’s committed volume allows NMG to market their volume and includes a 50-50 profit split above the agreed upon fixed price net of any losses that the GoC may have incurred and any marketing fees paid to NMG.

NMG and GoC will actively work towards finalizing the definitive agreements and obtaining the relevant governmental approvals, which includes the treasury board approval, due diligence, and the appropriation process. No assurance can be given that NMG will be able to conclude definitive agreements with allied countries, entities and/or the Government of Canada and will be able to satisfy all conditions precedent.

The Canadian Critical Minerals Strategy places graphite among a prioritized group of minerals designated to stimulate domestic manufacturing and build integrated supply chains. Supporting local graphite production and value-added processing is aligned with Canada’s strategy to develop critical minerals to fuel industrial growth, advance climate action, expand trade partnerships, and fulfill its investment commitment to NATO.

Business Development

In addition, the Corporation is actively engaged with other tier-1 potential customers interested in NMG’s Phase-2 production for natural flake graphite, active anode material, and/or specialized graphite materials for niche applications. The Corporation’s Phase-1 operations support technical marketing and product qualification efforts with said manufacturers.

Market Update

Global investment in the energy transition reached a record US$2.3 trillion in 2025, representing an 8% year-over-year increase despite macroeconomic headwinds and policy variability (BloombergNEF, January 2026). Capital deployment remained concentrated in electrified transport, renewable generation, grid infrastructure and energy storage.

While structural drivers – including energy security, decarbonization efforts, industrial competitiveness and supply chain resilience – remain intact, 2025 marked a period of recalibration across several segments. Higher interest rates, geopolitical fragmentation as well as evolving governmental agendas and incentives contributed to a more selective investment cycle (Forbes, February 2026). The long-term trajectory toward electrification remains clear; however, timelines are adjusting to reflect more measured adoption curves (CNBC, December 2025).

Automakers sold a record number of EVs globally in 2025 with forecasts for another 24.3 million passenger EVs to be sold in 2026, representing a potential 12% growth over 2025 levels (Bloomberg, January 2026). The situation reflects a combination of reduced Chinese subsidies, evolving European internal combustion engine phase-out discussions and shifting U.S. policy signals. Industry analysts characterize this development as normalization rather than structural decline, with U.S. EV penetration projected to approach approximately 19% of total light vehicle sales by 2030 (CNBC, December 2025). In parallel, certain OEMs adjusted EV capital expenditure programs while increasing focus on battery technologies and energy storage applications.

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EV infrastructure expansion continued at pace in North America, with the U.S. adding charging at a record rate in 2025, particularly in the fourth quarter (Bloomberg, January 2026). Expanded fast-charging capacity is expected to support longer-term EV adoption through improved consumer confidence and vehicle utilization economics.

Despite evolving policy environments, renewable electricity generation reached record levels in 2025. U.S. utilities generated approximately 1,162 TWh of electricity from renewable sources, representing 26% of total electricity production for the year (Bloomberg, January 2026). These dynamics reinforce the structural role of renewables in energy mixes and support continued demand for complementary storage technologies. Grid-scale energy storage systems (“ESS”) continued to expand rapidly in 2025. Over 246 GWh of new capacity came online globally during the year, representing a 46% year-over-year increase (Rho Motion, January 2026).

»	The U.S. added approximately 47 GWh of grid-scale ESS capacity (+19% year-over-year) (Rho Motion, January 2026).
»	Europe commissioned over 10 GWh of new large-scale ESS capacity (+28% year-over-year), led by the United Kingdom (+34%) (Rho Motion, January 2026).
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Battery installations have become a major source of new electricity capacity in the U.S., second only to solar generation in 2025 (Washington Post, January 2026). The acceleration of grid storage reflects structural demand for renewable integration, grid stabilization and energy security.

With sustained demand pressure driven by the global energy transition and a push from Western jurisdictions to bolster local manufacturing and national security, governments intensified policy actions aimed at guaranteeing access to critical minerals and strengthening domestic and allied processing capacity.

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A Section 232 investigation into processed critical minerals and derivative products concluded that the U.S. is fully import-reliant for 12 critical minerals and heavily reliant for 29 additional minerals, with limited domestic processing capacity (U.S. Department of Commerce, January 2026). The U.S. administration issued a proclamation establishing mechanisms to secure critical mineral imports, including a directive to federal agencies to negotiate supply agreements and consider trade measures (White House Proclamation following Section 232 Investigation, January 2026).

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The U.S. also launched Project Vault, backed by a US$10 billion commitment from the Export-Import Bank of the United States (“EXIM”) and nearly US$2 billion in private-sector investment, which establishes the U.S. Strategic Critical Minerals Reserve as an independently governed public-private partnership intended to store essential raw materials and enhance long-term supply chain resilience (EXIM, February 2026).

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Canada launched the Critical Minerals Production Alliance under its G7 2025 Presidency aimed at strengthening supply chains and reduce strategic vulnerabilities. After an initial announcement of 26 investments, partnerships and policy measures designed to unlock about $6.4 billion in critical minerals projects – including NMG’s Phase-2 Matawinie Mine – Canada released over $3.6 billion in new programs and investments (Natural Resources Canada, March 2026).

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Canada and Japan announced a Comprehensive Strategic Partnership to deepen cooperation on security, economic resilience – including energy and critical minerals, trade, investment, and technology (Government of Canada, March 2026).

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Canada and India signed an MoU on cooperation in critical minerals value chains, covering exploration, mining, beneficiation, processing, investment promotion, technical exchange and ESG best practices with a view to support trade, investment and supply chain diversification between the two countries (Government of Canada, March 2026).

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Canada and Greenland signed a Joint Declaration of Intent on critical minerals and energy cooperation, aimed at strengthening collaboration on geological knowledge, energy security, energy transition solutions, ESG best practices and commercial partnerships for critical mineral supply chains (Government of Canada, March 2026).

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Canada and the European Investment Bank signed a Letter of Intent to explore cooperation on critical raw materials, building on the existing EU-Canada Strategic Partnership on Raw Materials to support secure, sustainable and diversified supply chains for minerals and metals critical to the green and digital transitions (Government of Canada, March 2026).

»

Québec and Germany signed a joint declaration on critical minerals cooperation along with several corporate agreements aimed at bolstering supply chains for EV, defense and renewable energy materials (Government of Québec, March 2026).

»

Canada advanced its critical minerals diplomacy through a memorandum of understanding with Saudi Arabia’s Ministry of Industry and Mineral Resources to strengthen cooperation in mineral value chains, promote trade and investment and support sustainable supply chains (Government of Canada, January 2026).

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In Europe, governments continued to advance industrial and trade policy frameworks aimed at securing critical mineral supply chains. The European Union’s Critical Raw Materials Act establishes targets to limit reliance on any single third country. Implementation of the Act includes the designation of strategic mining and processing projects as well as the development of international partnerships with resource-rich countries such as Canada to diversify supply chains and attract investment (European Commission, March 2026).

Collectively, these developments reflect a structural shift toward national security-driven mineral policy, domestic processing capacity and allied supply chain integration. Policymakers are increasingly focused on midstream and downstream processing capacity, not solely raw material extraction. This emphasis aligns with identified gaps in Western processing capacity and underscores the strategic importance of integrated supply chains.

Natural graphite, a designated critical mineral in Canada, the U.S., the European Union, Australia, the United Kingdom and NATO, continues to be tied to a single-source supply chain (U.S. Geological Survey, 2026). While EV demand growth moderated relative to prior years, battery manufacturing continues to scale in response to cumulative fleet growth, charging infrastructure expansion and accelerating grid storage deployment (Bloomberg, 2026). The diversification of battery applications into utility-scale storage further broadens the long-term demand base for anode materials and graphite.

»	Flake graphite prices remained globally flat during the year and into early 2026 (Benchmark Mineral Intelligence, February 2026).
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Global lithium-ion battery production is expected to reach approximately 10.6 TWh in 2035, reflecting continued structural growth driven by electric mobility, energy storage and industrial electrification (Benchmark Mineral Intelligence, February 2026).

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Global anode material production capacity is projected to reach 35.8 million tpy by 2035, directly driving demand growth for natural graphite, reflecting the material intensity of anode manufacturing (Benchmark Mineral Intelligence, February 2026).

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While China is expected to remain dominant, North America’s share of global anode capacity could rise from less than 1% today to over 5% by 2035, reflecting policy incentives and supply-chain diversification strategies (Benchmark Mineral Intelligence, February 2026).

»	Global natural graphite demand, generated by both energy and industrial markets, is forecasted to reach 2.953 million tpy by 2035 (Benchmark Mineral Intelligence, March 2026).

While short-term market adjustments may influence capital deployment timing and offtake decision cycles, underlying drivers – including energy security, industrial sovereignty, decarbonization and grid resilience – continue to support sustained medium- and long-term demand for battery materials.

Specialized Skills and Knowledge

All aspects of the Corporation’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and regulatory, finance and accounting. The Corporation relies upon its management, employees and various consultants for such expertise.

Economic Dependence

In October 2025, the Corporation entered into (i) the Panasonic Energy Agreement for a volume of 13 ktpy of active anode material to be produced from the Phase-2 First-Stage Bécancour Battery Material Plant, (ii) a binding Supply Term Sheet and a binding Marketing Term Sheet with the Government of Canada providing for an aggregate 15 ktpy of graphite concentrate to be purchased by the GoC on a take or pay basis and a potential additional 15 ktpy to be purchased by allied countries for strategic applications, with a seven year offtake term, and (iii) a binding amended and restated A&R Offtake and Joint Marketing Agreement with Traxys for 20 ktpy of graphite concentrate over seven years, including a 10 ktpy take or pay component. (see “Three-Year History – Fiscal Year Ended December 31, 2025 and up to the date of this Annual Information Form –Offtake and commercial agreements and Project Execution Strategy Update” of this Annual Information Form). These agreements contain conditions precedent that are customary for agreements of this nature, including the condition precedent which require the Corporation to have made a positive decision with respect to FID, entered into certain definitive agreements, and other project-related agreements by certain fixed dates, failing which the customers may terminate their agreement with the Corporation.

The Corporation does not have any restrictions of requirements for the sale of products at the Uatnan Mining Project.

Social and environmental Policies

From mining to advanced processing, the Corporation strives to ensure responsible production and drive sustainability along its value chain. The Corporation embedded leading ESG principles in its business model, including carbon-neutral operations. Sustainability guided the development of the Matawinie Mine Project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment. This philosophy was carried over in the engineering of the Bécancour Battery Material Plants Project and the development of the Uatnan Mining Project.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, the Corporation publishes an annual ESG Report to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Corporation is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance. The 2024 ESG Report was issued on May 15, 2025, see “Three-Year History – Fiscal Year Ended December 31, 2025 and up to the date of this Annual Information Form – ESG”); the 2025 ESG Report is set to be published in Q2-2026.

The Corporation has already embedded the Global Reporting Initiative (GRI), the Value Reporting Foundation (SASB Standards), and the Task Force on Climate-related Financial Disclosures (TCFD) frameworks into its disclosure mechanisms. The Corporation’s established ESG disclosure practices provide shareholders, investors, and stakeholders with a transparent and complete portrait of the Corporation’s risks, opportunities, and perspectives.

The Corporation continues to top Benchmark Mineral Intelligence’s Sustainability Index as the only natural graphite producer in the “Industry Leading” category ahead of all Western, African, and Chinese producers.

Steered by Benchmark Mineral Intelligence’s team of expert ESG analysts and Life cycle assessment practitioners, the ESG assessment of the natural graphite industry examines the sustainability credentials of over 73 flake graphite companies against 87 ESG indicators across key topics of concern. Bloomberg rates the Corporation’s ESG Score as “Leading” based on its methodology, independent assessment and sector benchmarking. Carbon Disclosure Project (CDP) ranked the Corporation’s climate performance in the B segment.

Social

Health and Safety

The safety of the Corporation’s employees, contractors, families, communities, and the environment is paramount. The Corporation seeks to prevent, minimize, and manage occupational health and safety risks at every level of its operations. As such, the Corporation has implemented dedicated measures at each site and facility, which are regularly reviewed and adapted to reflect the changing nature of operations and seasons. Measures include onsite workshops and training for operators, as well as third-party risk assessment with public health authorities.

»	The Corporation also tracks the contractor’s health and safety performance onsite.

The Corporation is expanding its programs as it prepares to launch construction of its Phase-2 sites, and later starts operational readiness planning. A strategic plan is being deployed to strengthen practices and programs, with a special focus on leadership, communication, risk management, and incident analysis.

Employment

As the Corporation advances its projects, recruitment of key personnel continues both at the operational and corporate levels. The Corporation regards diversity, equity and inclusion as important drivers of strategy, creative thinking, and business performance. The Corporation promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strive to ensure representation of its milieu.

The Corporation recognizes that attraction, hiring, and retention of human capital pose challenges in today’s tight labor market. Hence, the Corporation is actively working to position itself as an employer of choice and a purpose-driven Corporation in its communities, industries, and academic circles.

To facilitate employment and bolster communities’ socioeconomic fabric, the Corporation advances initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners.

Communities

The Corporation strives to develop business activities that are supported by its communities and contribute to the overall development and advancement of the areas where the Corporation operates.

In keeping with its environmental and ethical development goals, the Corporation has launched many initiatives since the Matawinie Graphite Property was discovered in 2015 to align the project with the realities, concerns and values of the local community. Information events, consultations as part of the Environmental and Social Impact Assessment (“ESIA”), a community office, dedicated stakeholder relations personnel, a Monitoring Committee, public communication platforms and a social responsibility program ensure local communities and First Nations are consulted early and often throughout the development process. The collaboration and benefit-sharing agreement between the Corporation and the municipality of Saint-Michel-des-Saints (the “Municipality”) for the Matawinie Mine Project (the “Saint-Michel-des-Saints Collaboration Agreement”) was signed in 2020 to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

Originated from the Corporation’s stakeholder engagement and commitment to harmonious integration within the milieu, a four-season recreational center – espace nature Haute-Matawinie – is being implemented adjacent to the Matawinie mining site. The non-for-profit organization leading the project development secured over $4.1 million in government funding and community investments, including a financial and in-kind contribution from the Corporation, to support the construction and launch of operations.

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The center will offer recreational, sporting, educational and cultural activities accessible to the local community and visitors, thus contributing to the region’s quality of life and economic development. It was conceived in collaboration with the community and local tourism stakeholders to enhance the region’s recreational and tourism offering.

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The center was part of the Corporation’s sustainable development pledge to the community and reflected in the parameters of its mining decree. Securing the financing for the construction of the center helps demonstrate to the community, the government, and key stakeholders, the Corporation’s commitment to a socially responsible operation that generates shared value.

The Corporation’s open and proactive engagement approach also extends to its Bécancour Battery Material Plants Project in Bécancour, Québec. The Corporation initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

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Furthering its efforts to build relationships with the regional business community, the Corporation has met with over 300 companies to promote business opportunities and determine regional capabilities.

»	Direct involvement in the community and dedicated communication efforts support active engagement with local stakeholders.

As part of the Uatnan Mining Project development, the Corporation has connected with key stakeholders in the Baie-Comeau/Manicouagan region, including local organizations, groups, citizens, authorities, and elected officials. The Corporation is committed to maintaining active engagement with the milieu as it advances the development of the Uatnan Mining Project.

Indigenous Relations

Respect for the rights, culture, aspirations, and interests of Indigenous peoples guides the development of the Corporation’s sustainable business practices.

The Corporation has consulted and continues to engage with the Atikamekw First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine.

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On the back of the framework agreement (2018) and pre-development agreement (2019), the Corporation signed an impact and benefit agreement with the Atikamekw First Nation of Manawan in December 2024 (the “IBA”).

»	With the IBA, the Manawan Atikamekw give their consent to the Matawinie Mine Project.
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The IBA went through an exhaustive negotiation and consultation process to ensure that the interests and concerns of the First Nation were taken into account. It includes provisions for the Manawan Atikamekw to take part in the project’s environmental management and monitoring, the implementation of adapted and preferential training and employability measures, the promotion of business opportunities during the mine’s construction and operations, as well as the recognition of Atikamekw culture and the inclusion of cultural safety measures. The IBA also sets out the sharing of financial benefits from the Corporation’s graphite development operations.

»	In parallel, initiatives support training, employment, and business opportunities in line with the impact and benefit agreement were advanced throughout the period.
»	An implementation committee with representatives from both organizations is in place and at work to deploy, prioritize and advance the different components of the IBA.

The Corporation is engaged in an open dialogue with the W8banaki First Nation (Wôlinak community is 5 km South of Bécancour) as part of the development of the Bécancour Battery Material Plants Project.

»	Territory guardians were being consulted to plan tree clearing activities on Corporation’s 200,000-m2 parcel of land.
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An archeological potential study was carried out by the Grand Conseil de la Nation Waban-Aki in 2022 for Corporation’s 200,000 m2 parcel of land, and no presence of archeological artifacts was confirmed.

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Continued dialogue and collaboration with the Ndakina Office which is responsible for consultation and environmental protection are helping define interests, concerns, and opportunities for cooperation.

As part of the Uatnan Mining Project, the Corporation is in contact with the Innu First Nation of Pessamit (315 km South of the property) to understand their perspective, concerns, and priorities towards this project. The Corporation is committed to prioritizing the establishment of a long-term relationship with the community and signing a pre-development agreement to guide the advancement of the Uatnan Mining Project.

A manager responsible of Indigenous Relations liaises with Indigenous communities, leaders, and organizations. She develops engagement strategies to facilitate the participation of the Indigenous workforce, businesses, and communities in Corporation’s activities, coordinates flagship partnerships that support Indigenous community priorities, and assists diversity, equity, and inclusion efforts within the Corporation.

The Corporation is committed to continuing its tradition of listening and responding to community and First Nations’ concerns and needs, creating well-paying jobs for the local communities to maximize local employment, be a leader in environmental stewardship, and invest in the region and province through tax generation and the purchase of goods and services.

Environment

The Corporation is developing its projects to extract and transform natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status, and maximizing its products’ contribution to global decarbonization efforts.

Dedicated to stringent sustainability standards, the Corporation is committed to adopt a fully electric operating model – both at the mining and advanced processing facilities – leveraging Québec’s renewable hydropower. The base case of the 2025 Matawinie Mine Feasibility Study is a diesel operation for the Matawinie Mine, with the opportunity to develop a zero-emission fleet aiming for a transition when the equipment reaches viable technical and economic parameters.

Responsible Mining

The Corporation has integrated innovative environmental initiatives to limit the Matawinie Mine Project’s potential impact on the natural and human milieu. On April 15, 2019, the Corporation officially filed its ESIA for the Matawinie Mine Project with the Government of Québec. Following its review by 25 provincial agencies and ministries, the Ministère de l’Environnement et de la Lutte contre les changements climatiques, de la Faune et des Parcs mandated the Bureau d’audiences publiques sur l’environnement (“BAPE”) to launch a public consultation process. Public hearings held in January and February 2020 informed the Commission’s report, which was tabled in June 2020.

»	Following a rigorous environmental review complementary to the BAPE’s analysis, the Québec Government issued a ministerial decree on February 10, 2021, authorizing the Matawinie Mine Project.

To protect the environment and the well-being of the community, the Corporation has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie Mine Project.

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In 2025, the Corporation maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.

Mine tailings represent a significant environmental responsibility. The Corporation has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. Field-scale cells demonstrated in real conditions the performance of this innovative environmental method and calibrate the parameters with respect to the performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination.

Proactive environmental management at the Matawinie Mine site enables the advancement of initiatives in support of progressive reclamation, water protection, biodiversity stewardship, air quality, and energy efficiency.

Carbon Neutrality

The Corporation’s commitment to the environment extends to the full lifecycle of its materials and products. Taking responsibility for its environmental footprint, the Corporation has taken concrete steps to avoid, reduce, and fully offset its emissions, confirming its carbon-neutral status and mapping its transition to Net-Zero by 2030. On February 24, 2022, the Corporation released its Climate Action Plan detailing efforts for the Corporation’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net-Zero, research and development for low-carbon materials and activities, as well as industry leadership. The Corporation’s targets are based on, but not limited to, all Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities construction, deforestation related to the Corporation’s direct operations, and the transportation of goods between sites.

For 2025, the Corporation reports GHG emissions of 744 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. The Corporation has purchased and retired verified carbon credits to offset this balance.

»	Detailed performance will be reviewed in the Corporation’s 2025 ESG Report set to be issued in Q2-2026.
»	Historical data is available via the Corporation’s website and past ESG Reports.

The Corporation voluntarily reports under the Climate Disclosure Project (“CDP”) to demonstrate its management of climate risks and opportunities, environmental performance, and GHG reduction efforts, as well as climate action. CDP provides a transparent and recognized disclosure system that enables investors and stakeholders to access and compare organizations’ environmental stewardship.

The Corporation’s confirmed capacity to tap into Québec’s electricity network provides a solid foundation for deploying new equipment and proprietary technologies with a view to produce advanced materials with a low climate change impact, in line with global decarbonization efforts.

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Québec’s energy grid is among the greenest in the world. Hydro-Québec generates over 99% of its electricity from renewable energy sources, mainly through hydroelectric generating stations, for an emission factor of 0.6kg CO2 eq/MWh (Hydro-Québec, 2023).

»	The Corporation has received confirmation of its discounted industrial rate for hydroelectricity at both Phase-2 Matawinie Mine and Bécancour Battery Material Plants.

Please refer to the Corporation’s management and discussion and analysis for the twelve-month period ended December 31, 2025, which has been filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under the heading “Responsibilities” for additional details on the Corporation’s ESG strategy and performance.

Risk Factors

The Corporation operates in an industry that contains various risks and uncertainties. The risks and uncertainties listed below are not the only ones to which the Corporation is subject. Additional risks and uncertainties not presently known by the Corporation, or which the Corporation deems to be currently insignificant, may impede the Corporation’s schedule performance. The materialization of one of the following risks could harm the Corporation’s activities and have significant negative impacts on its financial situation and its operating results. In that case, the Corporation’s stock price could be affected.

Risk of New Mining and Industrial Operations

The Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project do not have an operating history. Whether income will result from any of the Corporation’s activities, including, without limitation, the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project, will depend on the successful establishment of new mining and transformation and expansion of current operations, including the construction and operation of the Matawinie Mine Project, the Uatnan Mining Project and the Bécancour Battery Material Plants Project and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing or expanding new mining and transformation operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; access to the public road from the Corporation’s properties, which public road may also be blocked, the availability and cost of skilled labor and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

Various factors, including the successful construction, commissioning, qualification and ramp-up of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Corporation’s profitability. Accordingly, there is no assurance that the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project will ever be brought into a state of commercial production or that the Corporation’s activities will result in profitable mining operations.

Risks specific to the First-Stage Bécancour Battery Material Plant

The Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants, the development of the First-Stage Bécancour Battery Material Plant, based on the First-Stage Bécancour 13ktpy Battery Material Plant Estimate. To enable the development of the First-Stage Bécancour Battery Material Plant, the Corporation has secured an existing site and building to house the facility. The development and commissioning of the First-Stage Bécancour Battery Material Plant in an existing site and building entails several risks. These include technical and operational challenges associated with retrofitting the premises to meet the specific requirements of battery material production, which may result in unforeseen delays or increased capital expenditures. The Corporation may also face regulatory and permitting hurdles, including obtaining necessary environmental, zoning and construction approvals, which could be more complex or time-consuming in the context of an existing building. Furthermore, the physical limitations of the site and building may constrain the Corporation’s ability to scale operations or implement future technological upgrades, potentially affecting long-term competitiveness. The location of the site may also impact operational efficiency, particularly with respect to access to transportation infrastructure, utilities, suppliers and customers. Any of these factors could adversely affect the Corporation’s ability to complete the First-Stage Bécancour Battery Material Plant on schedule and on commercially reasonable terms and may materially and adversely impact the anticipated economic benefits of the First-Stage Bécancour Battery Material Plant project, as well as the Corporation’s business, financial condition and results of operations.

AACE Project Cost Estimates

AACE Project Cost Estimates are based on management’s expectations and assumptions which may vary depending on a range of factors. They are not technical reports for the purposes of NI 43-101 and should therefore not be viewed as equating to a “technical report”, a “prefeasibility study” or “feasibility study” as defined under NI 43-101 since the Bécancour Battery Material Plants are not a “mineral projects” as defined in NI 43-101 but rather industrial projects, and therefore are not governed by NI 43-101. The AACE Project Cost Estimates are technical studies relating to the design, construction, and operation of the Bécancour Battery Material Plants and results should not be relied upon for investment decisions.

The First-Stage Bécancour Battery Material Plant Estimate is classified as a Class 5 estimate, which is typically prepared based on very limited information and subsequently have wide accuracy ranges. The First-Stage Bécancour Battery Material Plant Estimate has an accuracy range of -30% to +50%, based on cost data as of Q3 2025.

The estimate of CAPEX with respect to the First-Stage Bécancour Battery Material Plant is future-oriented financial information. While the Corporation believes these assumptions are reasonable as of the date of this Annual Information Form, this projection is, and will remain, an estimate only, and there can be no assurance that it will prove accurate. Such projection is based on numerous assumptions. While the Corporation believes these assumptions are reasonable as of the date of this Annual Information Form, there is no guarantee that they will prove accurate. Investors should not rely on the future-oriented financial information on the construction of, and the production from the First-Stage Bécancour Battery Material Plant made by the Corporation, which may or may not materialize.

Risks specific to the capacity of the Second-Stage Bécancour Battery Material Plant

The Second-Stage Bécancour Battery Material Plant is designed to receive Matawinie’s graphite concentrate production in preparation for commercial distribution. In order to advance the development of the Second-Stage Bécancour Battery Material Plant, the Corporation will need to undertake a comprehensive review of its existing commercial offtake agreements. This review is necessary to align contractual commitments with the Corporation’s updated production strategy and capacity objectives. As part of this process, the Corporation anticipates that certain existing agreements may need to be amended or terminated. In particular, the Corporation expects that the current Supply Term Sheet with the GoC or the definitive agreement once concluded will need to be terminated to ensure flexibility in allocating production volumes. The Corporation may also consider sourcing raw materials for the Second-Stage Bécancour Battery Material Plant from third-party suppliers. Given the foregoing, as of the date of this Annual Information Form, the Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants, the development of the First-Stage Bécancour Battery Material Plant. Except for the current offtake agreement with the GoC for which the Corporation has the contractual right to unilaterally terminate this offtake agreement, there can be no assurance that the Corporation will successfully renegotiate or terminate existing agreements on favorable terms, or that new agreements will be concluded in a timely manner. Failure to do so could materially impact the Corporation’s ability to proceed with the Bécancour Battery Material Plants project as planned.

Economic Assessment Disclosure

The results of the 2025 Matawinie Mine Feasibility Study and the 2023 Uatnan Mining Project Report were based on certain assumptions that were given as of the date of the 2025 Matawinie Mine Feasibility Study and the 2023 Uatnan Mining Project Report, respectively. The economic assessments based on the 2025 Matawinie Mine Feasibility Study reveals that the Matawinie Mine Project viability will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with a feasibility level of estimate. The Matawinie Mine Project’s and the Bécancour Battery Material Plants Project’s viability remain more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Furthermore, there is no assurance that the assumptions used in the 2025 Matawinie Mine Feasibility Study and the Uatnan Mining Project Report will prove to be accurate and adverse changes may occur which may affect actual results. Moreover, the level of confidence in the assumptions and estimates regarding the CAPEX (as defined herein) and OPEX (as defined herein) of the Matawinie Mine Project and the Battery Material Plants Project, depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, inflation, tariffs, labour shortage, changes in project parameters, disruption in supply chains, and changes in global economic conditions which can result in cost overruns. There is no assurance that the implementation of each of the Matawinie Mine Project and the Uatnan Mining Project will be realized or that the current estimates of CAPEX and/or OPEX will prove accurate.

The Corporation’s Dependence Upon the Matawinie Mine Project and the Bécancour Battery Material Plants Project

The Corporation currently expects future mining operations at the Matawinie Property to account for all of the Corporation’s graphite production for the foreseeable future. In addition, the Corporation currently expects its future operations to be performed at the Bécancour Battery Material Plants to account for all of its processing activities to produce value-added product and anode material for LiBs. Consequently, the Corporation expects to generate all its revenues for the foreseeable future from its production activities at the Matawinie Mine Project, including through the sale of natural graphite to third parties, and from its processing activities at the Bécancour Battery Material Plants, including through the sale of value-added product and anode material for LiBs to third parties, respectively.

Any adverse condition affecting any of the Matawinie Mine Project or the Bécancour Battery Material Plants Project, or any adverse conditions affecting the revenues from any graphite products sale or the costs for producing graphite products at the Matawinie Mine Project or processing graphite products at the Bécancour Battery Material Plants Project, could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations and could require the Corporation to raise additional financing, which may not be obtainable under such circumstances. Given the stage of the Uatnan Mining Project, it is possible that the contemplated feasibility study for such project might not have favorable conclusions. The Corporation’s dependence upon the Matawinie Mine Project and the Bécancour Battery Material Plants Project might be accrued in such circumstances.

Uncertainty Relating to Future Production Estimates

The Corporation prepares estimates and projections of future production for the Matawinie Mine Project and the Bécancour Battery Material Plants Project, which are based on the 2025 Matawinie Mine Feasibility Study and AACE Project Cost Estimates, respectively, as well as the Uatnan Mining Project, which are based on the 2023 Uatnan Mining Project Report. Any such information is forward-looking, and no assurance can be given that such estimates will be achieved. The Corporation’s actual production may vary from estimates for a variety of reasons, including: actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

In addition, these estimates are based on existing plans and other assumptions which change from time to time, including: mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite, the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations.

Risks Related to Future Sale of Graphite Products

The Corporation is dependent on future sales of graphite-based products. Although the Corporation has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the Corporation will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Corporation.

Pursuant to the A&R Offtake and Joint Marketing Agreement, Traxys will purchase, market, distribute and resell to a defined list of clients the annual quantities of natural graphite products from Phase 2 of the Matawinie

Mine, for which annual full-scale quantities comprise: (i) a take-or-pay obligation of 10 ktpy of flake concentrate products, and (ii) a balance initially set at 5 ktpy of flake concentrate and 5 ktpy of graphite pellet products, subject to certain annual adjustments. The A&R Offtake and Joint Marketing Agreement also contains certain representations, terms and conditions in order to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied, (see “Three-Year History – December 31, 2025 and up to this Annual Information Form“ – “Offtake and commercial Agreements” and “Project Execution Strategy Update”).

The Corporation and Panasonic agreed, pursuant to the Panasonic Energy Agreement, to advance the production of 13 ktpy of high-capacity active anode material from the First-Stage Bécancour Battery Material Plant over multi-year terms. The Panasonic Energy Agreement contains representations, terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations, and no assurance can be made that such representations, terms and conditions can or will be satisfied, (see “Three-Year History – December 31, 2025 and up to this Annual Information Form “Offtake and commercial Agreements” and “Project Execution Strategy Update”).

The Supply Term Sheet with GoC provides for an aggregate 15 ktpy of natural flake graphite concentrate to be purchased by the GoC on a take-or-pay basis and a potential additional 15 ktpy to be purchased by allied countries for strategic applications, with a seven year offtake term; and (ii) the Marketing Term Sheet provides for marketing arrangements for the resale of flake graphite products. The Supply Term Sheet offtake framework is conditional upon: (i) GoC receiving necessary approvals, completing due diligence process and completing GoC appropriation’s process; (ii) the parties executing definitive agreements in connection with the Supply Term Sheet and the Marketing Term Sheet; (iii) NMG Matawinie’s FID to construct Phase 2 of the Matawinie Mine; (iv) financing agreements sufficient to fund construction and ramp-up thereof; and (v) NMG Matawinie entering into at least one additional commitment on substantially the same terms as the Supply Term Sheet (or supply agreement in connection therewith) to purchase 15 ktpy for an annual quantity of 30 ktpy purchased by GoC and additional purchasers. The Marketing Term Sheet is conditional upon GoC and NMG Matawinie entering into definitive agreements in connection with the Supply Term Sheet and the Marketing Term Sheet. No assurance can be given that the Corporation, through NMG Matawinie, will be able to conclude the definitive agreements with allied countries, entities and/or the GoC or will be able to satisfy all conditions precedent.

More generally, the abovementioned agreements are all subject to certain conditions precedent and contains certain representations, terms and conditions to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied, or that either customer will not terminate their agreement. The termination of either of those agreements would have a material adverse impact on the Corporation’s business, ability to obtain additional financing, financial performance and operations.

The Corporation is seeking other customers for its remaining volume of graphite concentrate from the Matawinie Mine and other customers for active anode material needs for the Bécancour Battery Material Plants. There can be no assurance that the Corporation will be successful with these discussions.

Except for the A&R Offtake and Joint Marketing Agreement, the Panasonic Energy Agreement, the Supply Term Sheet and the Marketing Term Sheet, the Corporation (including its subsidiaries) has not entered into any other binding agreements for the sale of graphite-based products. There can be no guarantee that the Corporation will be able to secure additional sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Corporation to reliably and consistently produce graphite meeting client requirements and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.

If the Corporation, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Corporation is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement.

Final Investment Decision and Financing of the Projects

The Corporation’s ability to advance certain of its development-stage Projects to construction and commercial operation is dependent on its ability to secure sufficient financing and reach FID with respect to the Matawinie Mine Project and the Bécancour Battery Material Plants Project on a timely basis, if at all.

The Corporation expects that the development of its Matawinie Mine Project and the Bécancour Battery Material Plants Project will require significant capital expenditures and will be financed through a combination of debt and equity financing. There can be no assurance that the Corporation will be successful in obtaining the required financing on acceptable terms, or at all. The availability of project financing is subject to a series of factors, many of which are beyond the Corporation’s control, including prevailing market conditions, investor appetite, interest rate environments, lender due diligence requirements, commodity price outlook, construction and operating cost estimates, and the Corporation’s ability to satisfy conditions precedent typically associated with debt and equity commitments.

In order to reach FID, the Corporation may be required to enter into definitive agreements with project lenders, equity investors, strategic partners, or offtake counterparties, and to demonstrate the technical and economic viability of the Projects. Any delays in completing these definitive agreements and all ancillary documentation may delay or prevent the Corporation from achieving FID within anticipated timelines.

Furthermore, debt financing arrangements may impose restrictive covenants, security requirements, or other obligations that could limit the Corporation’s operational or financial flexibility. Equity financing, including the issuance of additional common shares or other securities, may result in dilution to existing shareholders. If the Corporation is unable to obtain adequate financing to support a positive FID, it may be required to delay, scale back, restructure, or terminate the development of the commercial Phase - 2 of the Projects, any of which could materially adversely affect the Corporation’s business, financial condition, results of operations, and prospects.

Increase in Production Costs

Changes in the Corporation’s production costs could have a major impact on its financial condition and results of operations. Changes in costs of the Corporation’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs and scarcity of labor, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Corporation’s control. The Corporation prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Corporation’s future results of operations or financial condition.

Supplies and Inflation

Prices for goods and services will fluctuate in relation to the level of investment in the mining and industrial sectors; it is reasonable to expect that increased demand could impact the Corporation’s future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services. Improvements in the economic conditions for the mining and battery material industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation’s operations and profitability.

Global economies have experienced broad significant inflationary pressures over the past two years, and future inflationary pressures remain fluid and uncertain. The Corporation’s business is exposed to inflation risk relating to fluctuations in costs. Fluctuations in inflation rates could nevertheless have a significant impact on its future profitability if the inflation rate assumption used varies from the actual inflation rate, and this is a particularly acute risk in respect of large long-term contracts which may have an impact on the Corporation’s results for several years. The Corporation’s inability to recover, in whole or in part, the increase in costs from inflationary pressures may have a material adverse impact on its business, financial condition and results of operations.

Uncertainty of Processing Technology on a Commercial Basis

The Corporation’s process of preparing active anode material has not been used on a commercial basis by the Corporation and there is no certainty that results achieved during small-scale testing, including those performed at the Concentrator Demonstration Plant, the Shaping Demonstration Plant, the Purification Demonstration Plant and the Coating Demonstration Plant can be replicated in commercial quantities, which would have a material adverse impact on the finance of the Corporation’s project. The Corporation will be required to provide graphite that meets certain specifications and there is no certainty that the Corporation’s current process of preparing active anode material will provide graphite that meets these specifications, which would have a material adverse impact on the costs and timeline of the Corporation’s project. The inability of the Corporation to fully commission, qualify and scale-up its operations to produce active anode material that meet those specifications may have a material adverse effect on the Corporation. Furthermore, the equipment chosen for the commercial plant may differ from those being tested at the demonstration plants, which could have a material adverse impact on the costs and timeline of the Corporation’s project.

The development of the Corporation’s process of preparing active anode material may be complicated by third-party intellectual property rights (otherwise known as freedom to operate issues), because of the types of patents allowed by national patent offices. The Corporation may be forced to adapt its technology in order to ensure it does not conflict with any such third-party intellectual property rights. Further, the Corporation’s ability to successfully challenge third-party patent rights is dependent on the laws of national courts and there can be no assurance that the Corporation would successfully challenge third-party patent rights. In addition, the Corporation may face increasing competition from similar technology in the future. Similar technology can be a threat to the Corporation and it could prevent the Corporation from achieving commercial operations on a basis that is economically viable.

Uncertainty of Mineral Resources and Mineral Reserves

The estimates of mineral resources and mineral reserves for the Matawinie Mine Project and the Uatnan Mining Project, as the case may be, are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of mineral resources or reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process, and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computation and the assumptions and judgments made in interpreting engineering and geological information. Mineral reserves at the Matawinie Property have been determined to be economic ore in the context of a feasibility study in accordance with CIM Definition Standards. However, factors such as market price fluctuations, increased production costs, reduced recovery rates, and changes to other assumptions applied to the estimates, may render the mineral reserves uneconomic.

It should be understood that the mineral resources and mineral reserves are estimates of the size and grade of the deposits based on a number of drillings and samplings and on assumptions and parameters available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters. There is no assurance that the Matawinie Mine Project and/or Uatnan Mining Project implementation will be realized or that the current estimates of volume and grade of minerals mined/processed or of cash flows derived from production will be achieved.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market or other relevant issues. The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Resources as Indicated or Measured Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Mineral Reserves.

The Uatnan Mining Project Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. There is no certainty that the resource development, production, and economic forecasts on which the Uatnan Mining Project Report is based will be realized.

Substantial expenditures and time are required to establish mineral reserves through drilling and to develop the mining and processing facilities and infrastructure at mine site. There is no certainty that future expenditures made in the exploration of the Corporation’s other mineral properties or additional areas at the Matawinie Property and/or the Uatnan Property will result in the identification of commercially recoverable quantities of mineral or that mineral reserves will ever be mined or processed profitably. While the 2025 Matawinie Mine Feasibility Study demonstrates the economic feasibility of the Matawinie Mine Project and the Uatnan Mining Project Report demonstrates attractive economics of the Uatnan Property, the inability to achieve commercial operations with the Matawinie Mine Project and/or the Uatnan Mining Project on a basis that is economically viable may have a material adverse effect on the Corporation.

Construction and Commissioning of Processing and Demonstration Facilities

The design and construction of efficient processing and demonstration facilities, the cost and availability of suitable machinery, supplies, equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced employees can affect successful project development.

The Corporation intends to construct the Bécancour Battery Material Plants, which will be equipped to produce graphite-based materials through onsite shaping, purification, and coating transformation units. In addition, the Corporation processes the shaping, purification and coating of graphite at the Shaping Demonstration Plant, Purification Demonstration Plant and Coating Demonstration Plant which rely on new infrastructure.

It is common in new processing facilities to experience unexpected problems and delays during construction, development, start-up and commissioning activities. The costs, timing and complexities of developing the Bécancour Battery Material Plants Project, may be significantly higher than anticipated which can add to the cost of development, production and operation and/or impair production and activities, thereby affecting the Corporation’s profitability.

Need for Funding and Time of Development

There is a risk that the development of the Matawinie Mine Project and the Bécancour Battery Material Plants Project into commercial production will not be completed on time or on budget, or at all. The Corporation’s mining projects are still subject to the receipt of various permits. The development and construction schedule of the Matawinie Mine Project and the Bécancour Battery Material Plants Project are based on management’s expectations, and may be delayed by a number of factors, some of which are beyond the Corporation’s control. It is common in new mining and industrial operations to experience unexpected costs, problems and delays during permitting, construction, development and mine start-up. Most, if not all, projects of this kind suffer delays in start-up and commissioning due to late delivery of components, the inadequate availability of skilled labor and mining equipment, adverse weather or equipment failures, the rate at which expenditures are incurred, delays in construction schedules, or delays in obtaining the required permits or consents, or to obtain the required financing. In addition, delays in the early stages of mineral production often occur. During this time, the economic feasibility of production may change.

Capital costs are estimates based on the interpretation of geological data, pre-feasibility and feasibility studies and other conditions, and there can be no assurance that they will prove to be accurate. The costs, timing and complexities of developing the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project may be significantly higher than anticipated, including because the availability of infrastructure such as surface access, skilled labor, and energy at an economic cost, cannot be assured. In addition, cost estimates may increase significantly as more detailed engineering work and studies are completed.

The Corporation requires financing through equity and/or debt securities to complete the development, construction and commissioning, as the case may be, of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project and to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements. The success and the pricing of any such capital raising and/or debt financing is dependent upon the prevailing market conditions at that time and upon the Corporation’s ability to attract significant amounts of debt and/or equity. There is no assurance that such financing will be obtained on terms satisfactory to the Corporation and, if raised by offering equity securities, any financing may involve a dilution to its existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure could result in the delay or indefinite postponement of further construction and development, as the case may be, of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project, which in turn would materially and adversely affect the financial and operating results of the Corporation and the market price of the Corporation’s securities and, ultimately, could result in the loss of its properties.

The impacts of global economic crises, global inflation, the threat of tariffs by the U.S. administration or the Canadian government’s response to such tariffs, infectious diseases and global pandemics, such as COVID‐19 or the ongoing war between Russia and Ukraine, the Israel-Hamas conflict, the war in Iran, and government responses thereto may have a material impact on financial results and could constrain the Corporation’s ability to obtain equity or debt financing in the future, which may have a material adverse effect on its business, financial condition and results of operations. The availability of such cash may be adversely impacted by uncertainty in the financial markets, as a result of global economic and/or public health crises. Failure to obtain financing on a timely basis may cause the Corporation to postpone the development and construction, as the case may be, of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project.

Construction and Start-Up of New Mines and Industrial Plants

The development and construction of the Matawinie Mine Project and Uatnan Mining Project require the construction of significant new industrial facilities including the Bécancour Battery Material Plants Project. The success of construction projects and the start-up of new mines and industrial plants by the Corporation is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants; unforeseen geological formations; the implementation of new mining and industrial processes; the receipt of required governmental approvals and permits in connection with the construction of mining and industrial facilities and the conduct of operations, including environmental and operating permits; price escalation on all components of construction and start-up; engineering and mine design adjustments; the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production; and the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Corporation is dependent in connection with its construction and development activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the mine and the industrial facilities could delay or prevent the construction and start-up as planned and may result in additional costs being incurred by the Corporation beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Corporation will be successful.

Life of Mine Plan

Significant changes in the life of mine plan can occur as a result of experience obtained in the course of carrying out the Corporation’s mining activities, changes in mining methods and rates, process changes, investments in new equipment and technology, graphite price assumptions and other factors. There can be no assurance that the estimates in the Corporation’s plan will be consistent with future economic factors or actual results and performance or that the Corporation will not amend its existing life of mine plan for its Matawinie Property or the Uatnan Property in the future. A decline in net cash flow may also require the Corporation to record an impairment charge against the carrying value of its net assets.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground or water conditions, geological formation pressures, fires, rock bursts, power outages, labor disruptions, flooding, earthquakes, explosions, cave-ins, landslides, mechanical equipment and facility performance problems, the inability to obtain suitable adequate machinery, equipment or labor and other unfavourable operating conditions are some of the risks involved in the operation of mines and the conduct of exploration and development programs. Unknown rock mechanics and hydrogeological conditions that cannot be predicted ahead of mining, such as faulting, zones of weak rock, or zones of unanticipated water inflow, may only be discovered during mining and may require significant changes to the mining plan. While lab testing may reduce uncertainty in some of the rock properties, it is never possible to identify all of these potential risks in advance. The Corporation’s exploration or development properties and any future mining operations will be subject to all the hazards and risks normally incidental to exploration, development and production, any of which could result in work stoppages and damage to or destruction of exploration or development facilities, mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.

Lack of Revenue and History of Losses

As the Corporation does not have revenues, it is dependent upon future financings to continue its plan of operation, yet stay in business. The Corporation has not generated any revenues since its incorporation. The Corporation’s business objectives include the construction and operation of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project. There is no assurance that they will be commercially viable.

In addition, the Corporation does not have a history of profitable operations and there can be no assurance that the Corporation will ever be profitable. It sustained net losses in the fiscal years ended December 31, 2023, 2024 and 2025. Management of the Corporation does not expect any income for the fiscal year to come and assesses that the Corporation may incur ongoing losses in the near future, and there is no guarantee it will become profitable in the short term or at all.

The Corporation’s future success will depend to a large extent on its ability to ensure the respect of its contractual commitments which are important from an operational and financial point of view. In general, the Corporation’s revenues will also be affected by economic conditions and the capacity of the Corporation to start production and manage its growth.

Negative Operating Cash Flow (in thousands of dollars)

The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $73,940, $106,296, and $36,332 as at December 31, 2025, as at December 31, 2024, and as of December 31, 2023 respectively. During the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Corporation had negative cash flow usage from operating activities of $42,171, $51,953, and $39,515, respectively. For the fiscal year ended December 31, 2025, the Corporation has had an average monthly cash expenditure rate of approximately $4,654, per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs. For the fiscal year ended December 31, 2025, the Corporation recorded a net loss and comprehensive loss of $105,177. As of December 31, 2025, the Corporation’s current liabilities exceeded its current assets by $11,954 primarily due to the derivative warrant liabilities, which are recorded as a liability. Total current liabilities amounted $91,406. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plants Project. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity.

Obligations, Covenants and Restrictions in the Terms of Financing Transactions with Pallinghurst Graphite, Pallinghurst Bond, Mitsui, IQ, Panasonic, GM and CGF

The terms of the Second Amended and Restated Investment Agreement, the Royalty Agreement (as defined below), the Letter Agreement, the IQ Investment Agreement, the Mitsui Investment Rights Agreement, the Panasonic Investor Rights Agreement, the GM Investor Rights Agreement, the CGF Investor Rights Agreement and the IQ Investor Rights Agreement contain financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the Corporation’s ability to sell, assign, transfer, convoy, lease license, charge, pledge, hypothec, mortgage or otherwise dispose of the Matawinie Property or the Royalty (as defined below), as the case may be, which will limit the Corporation’s operating flexibility and could prevent the Corporation from taking advantage of business opportunities. In addition, under the Second Amended and Restated Investment Agreement, the Letter Agreement, the IQ Investment Agreement, the Mitsui Investment Rights Agreement, the Panasonic Investor Rights Agreement, the GM Investor Rights Agreements, the CGF Investor Rights Agreement and the IQ Investor Rights Agreement, Pallinghurst Graphite, Pallinghurst Bond, Mitsui, IQ, Panasonic, GM and CGF have been granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain their ownership in shares of the Corporation on an as-converted basis.

The terms of the Second Amended and Restated Investment Agreement, the Royalty Agreement, the Letter Agreement, the IQ Investment Agreement, the GM Investor Rights Agreement, the Mitsui Investment Rights Agreement, the Panasonic Investor Rights Agreement, the CGF Investor Agreement and the IQ Investor Rights Agreement also contain various provisions requiring the Corporation to take certain positive actions in order to fulfill its commitments, such as providing confirmations and documents as may be required under these agreements. The terms of the Second Amended and Restated Investment Agreement, the Royalty Agreement, the Side Letter, the IQ Investment Agreement, the GM Investor Rights Agreement, the Mitsui Investment Rights Agreement, the Panasonic Investor Rights Agreement, the CGF Investor Rights Agreement and the IQ Investor Rights Agreement also contain customary events of default, such as breach of covenants, conditions or obligations, and the occurrence of an insolvency event with respect to the Corporation. Events may occur in the future, including events beyond the Corporation’s control that could cause the Corporation to fail to satisfy its obligations under these agreements.

In order to secure the Corporation’s obligations under the Royalty Agreement as amended from time to time and pursuant to same, a hypothec was granted to Pallinghurst Graphite against the Matawinie Property. A failure to comply with its obligations and restrictive covenants could result in an event of default which, if not cured or waived, could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions. This could lead to enforcement actions or proceedings under the hypothec granted under the Royalty and any other debt entered into by the Corporation. The occurrence of any such events would have a material adverse effect and could, among other things, result in the bankruptcy or liquidation of the Corporation, and could result in the loss of the Corporation’s entire interest in the Matawinie Property.

Graphite Demand

Graphite is considered an industrial mineral, and the sales prices are not public. Graphite is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different customer. Therefore, it is possible that the sales prices used in any assumptions made by the Corporation will be different than the actual prices at which the Corporation is able to sell its graphite. In addition, there are a limited number of producers of graphite, and it is possible that these existing producers will try to prevent new-comers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual graphite market sale prices could have an adverse impact on operating costs and stock market prices and on the Corporation’s ability to fund its activities. In each case, the economics of the Matawinie Property and the Uatnan Property could be materially adversely affected, even to the point of being rendered uneconomic. The Corporation intends to produce graphite to address the increasing demand, which is favoured in the making of LiB. If battery manufacturers use less graphite than expected, or if the demand for batteries, mainly used in electric and hybrid vehicles, is less than forecasted, it could have a material adverse effect on the sales price, profitability and development strategy of the Corporation.

Import/Export Controls Risk

Graphite exportation and importation are or may be governed by laws and regulations, and requires or may be required in the future, licences, permits or other approval from federal, provincial, local and foreign governmental authorities. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in Canada. Certain export control laws or economic sanctions laws may include restrictions or prohibitions on the sale or supply of certain products, equipment and services to embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain minerals, including import and export permitting and licensing requirements, and have enacted or could enact laws that could limit or widen the Corporation’s ability to distribute its products. Changes or future changes in export and import regulations may prevent or promote any potential international customers from utilizing the Corporation’s products globally or, in some cases, prevent or promote the export or import of the Corporation’s products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased or an increased of the Corporation’s ability to export or sell its products to potential international customers. Any limitation on the Corporation’s ability to export or sell its products would likely adversely affect the Corporation’s future business, results of operations, and financial results. On the contrary, enforcement of laws that widen the Corporation’s ability to export or sell its products could favourably affect the Corporation’s future business, results of operations, and financial results, but it could also have adverse effects, as there is no certainty that the Corporation would be able to meet increasing demand for its products.

The Corporation’s battery-grade anode material strategy may be adversely affected by export control measures implemented by the government of the People’s Republic of China with respect to certain graphite materials and related processing technologies.

China currently accounts for a substantial majority of the global production and downstream processing capacity for spherical graphite and coated active anode materials used in lithium-ion batteries. The Corporation’s strategy to develop, qualify, and commercialize battery-grade anode materials, including purified spherical graphite and other advanced graphite-based products intended for electric vehicle and energy storage applications, may depend, in part, on the availability of precursor materials, purification reagents, coating inputs, equipment, or technical know-how originating from within China.

In October 2023, China introduced export permit requirements applicable to certain graphite materials and associated technologies. These measures may restrict or affect the transfer of technical processes and equipment required to produce spherical graphite or other active anode materials. The implementation, administration, or expansion of such export controls may limit the Corporation’s ability to access critical inputs necessary to produce battery-grade anode materials at commercial scale.

To the extent that Chinese export controls constrain the availability of precursor materials, processing inputs, or equipment used in the micronization, purification, spheroidization, or coating of graphite for anode applications, the Corporation may experience supply chain disruptions, increased input costs, delays in customer qualification processes, or challenges in achieving required electrochemical performance specifications demanded by electric vehicle battery manufacturers.

The Corporation’s business strategy, market opportunities, and growth prospects may be affected by the implementation, interpretation, or amendment of U.S. government policy measures impacting the EV and lithium-ion battery supply chain, including provisions contained in the Inflation Reduction Act of 2022 (the “IRA”).

The IRA establishes a series of incentives, tax credits and domestic content requirements to promote the development of EV and battery manufacturing capacity within the United States and to reduce reliance on materials and components sourced from certain foreign jurisdictions. Eligibility for certain EV consumer tax credits and advanced manufacturing production credits is contingent upon compliance with prescribed sourcing, processing and manufacturing requirements relating to critical minerals and battery components originating from the United States or from countries with which the United States maintains a free trade agreement.

As a Canadian issuer engaged in the development and production of materials intended for use in the EV battery supply chain, including battery-grade graphite and active anode materials, the Corporation’s ability to access U.S. markets or supply U.S.-based customers may be affected by evolving regulatory guidance issued by the U.S. Department of the Treasury, the Internal Revenue Service and other governmental authorities responsible for administering the IRA. Changes in the interpretation, application or enforcement of such requirements — including those relating to “foreign entity of concern” (“FEOC”) designations, which remain subject to evolving regulatory definitions and may be interpreted broadly — could affect the eligibility of the Corporation’s products, or those of its customers, for applicable tax incentives.

Future legislative or regulatory amendments to the IRA, or the introduction of additional trade, industrial or national security policy measures by the U.S. government, may impose more stringent domestic content thresholds, expanded FEOC restrictions or other qualification criteria that could disadvantage non‑U.S. suppliers. Such developments may require the Corporation to undertake additional capital investments in processing or manufacturing capacity within the United States in order to maintain commercial competitiveness or preserve access to certain segments of the U.S. EV supply chain.

Uncertainty regarding the implementation, timing and long‑term stability of these policy measures may also influence investment decisions by the Corporation’s customers, including automotive original equipment manufacturers and battery producers, which could in turn affect demand for the Corporation’s products. Any inability of the Corporation or its customers to satisfy applicable IRA requirements may reduce the competitiveness of EVs incorporating the Corporation’s materials, limit access to incentive programs, restrict market access in the United States and materially adversely affect the Corporation’s business, financial condition, results of operations and prospects.

Trade Policy

As a potentially globally operating organization, the Corporation’s business is subject to government policies related to import and trade restrictions and business acquisitions, support for export sales, and world trade policies including specific regional trade practices. As a result, the Corporation is exposed to risks associated with changing priorities by government and supranational agencies.

In addition, protectionist trade policies and changes in the political and regulatory environment in the markets in which the Corporation operates, such as foreign exchange import and trade controls, tariffs and other trade barriers, “buy local” government initiatives, price or exchange controls, retaliations to any such trade protection policies or measures, as well as potential changes to free trade arrangements (including the scheduled 2026 joint review of the United States-Mexico-Canada Agreement (USMCA)) could affect the Corporation’s business in several national markets, disrupt its supply chain, impact its potential sales and profitability and make the repatriation of profits difficult, and may expose the Corporation to penalties, sanctions and reputational damage.

Notably, all decrees signed and/or to be signed by the President of the United States ordering the imposition of new tariffs by the United States on imports from Canada, Mexico and China (and any new tariffs, retaliatory tariffs or other trade protectionist measures implemented in connection therewith), as well as the threatened early termination or significant amendments to the USMCA, could have material negative impacts on sales of the Corporation’s graphite in the United States, and could be highly disruptive and costly to its production and supply chain. The Corporation is closely following developments. However, there can be no guarantee that: (i) existing tariffs will be lifted; (ii) new tariffs or changes to existing trade agreements would not be implemented; and (iii) the Corporation will be able to avoid or mitigate the impact of such tariffs or changes to trade agreements. Such changes, even if temporary, could result in lower profitability from potential reduced sales and/or increased costs. The materialization of any of the foregoing could have a material adverse effect on the Corporation’s business, financial condition, cash flows and results of operations.

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of the metals or minerals being mined. There is no assurance that a profitable market will exist for the sale of the same. There can be no assurance that mineral prices will be such that the Corporation’s properties can be mined at a profit. The price of the common shares and the financial results of the Corporation, like its mining activities, could undergo in the future important negative effects because of the fall of the prices of minerals, resulting in an impact on the capacity of the Corporation to finance its activities. The prices of minerals fluctuate in an important way and are tributary to various factors which are independent of the will of the Corporation, such as the sale or the purchase of minerals by various brokers, central banks and financial institutions, the interest rates, the foreign exchange rates, the rates of inflation, of deflation, the fluctuations in the value of the CAD and the currencies, the regional and world offer and demand, the economic conjuncture and policy which prevails in the countries of the world which are large mineral producers, or countries where large customers and end users are located, and infection diseases and global pandemic. The prices of minerals largely fluctuated these last years and any serious fall could prevent the continuation of the exploration, construction and development activities of the Corporation.

Competition

The mining industry is intensely and increasingly competitive, and the Corporation competes with many companies with greater financial resources and technical facilities than those of the Corporation. Competition in the mining industry could adversely affect the Corporation’s ability to put the Matawinie Mine Project and the Uatnan Mining Project into production and to secure sale agreements for its products.

Level of Indebtedness

Subject to the limits contained in various debt instruments entered into by the Corporation, the Corporation may be able to incur additional debt. If the Corporation does so, the risks related to the Corporation’s level of indebtedness could increase.

The Corporation’s degree of leverage in the future could have adverse consequences for the Corporation, due to the following factors that may affect the Corporation: (i) increased difficulty in satisfying obligations with respect to indebtedness; (ii) limitations on the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; (iii) requirements that a substantial portion of the Corporation’s cash flows be dedicated to debt service, if any, payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; (iv) increased vulnerability to general adverse economic and industry conditions; (v) decreased flexibility in planning for and reacting to changes in the industry in which it competes; (vi) placing the Corporation at a disadvantage compared to other, less leveraged competitors; and (vii) increased cost of borrowing.

The Corporation’s ability to make scheduled payments on or refinance its debt obligations, depends on the Corporation’s financial condition and operating performance at that time, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Corporation may be unable to generate or maintain a level of sufficient cash flow from operating activities to satisfy its debt obligations or to refinance its indebtedness on commercially reasonable terms or at all, which would have a material adverse effect on the Corporation’s financial condition and results of operations.

The Corporation can provide no assurance that it will achieve sufficient future cash flow and earnings to satisfy its debt obligations. If cash flows and capital resources are insufficient to fund debt service obligations, if any, the Corporation could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, seek additional debt or equity capital or restructure or refinance indebtedness. If the Corporation cannot make scheduled payments on its debt, the Corporation could be in default and holders of any indebtedness could declare all outstanding principal and interest to be due and payable which could lead to cross default and cross acceleration provisions under certain of the Corporation’s other debt agreements. The Corporation’s creditors could foreclose against the collateral securing the Corporation’s obligations and the Corporation could be forced into bankruptcy or liquidation, or to initiate other insolvency proceedings.

Going Concern and Insolvency Risk

The Corporation’s consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (IASB) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the year ended December 31, 2025, the Corporation reported a net loss after tax of $105.2 million and cash outflows from operating activities of $42.2 million and had an accumulated deficit of $399 million as December 31, 2025. The Corporation has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Corporation does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Corporation to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Corporation’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Corporation or that they will be available on terms which are acceptable to the Corporation.

The Corporation’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

Liquidity Risk

The Corporation has limited financial resources and there is no assurance that sufficient additional funding or financing will be available to the Corporation on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. The Corporation must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and committed loan facilities. The Corporation manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Corporation has in place a reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Corporation might be required to use a portion of its cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities.

Governmental and Environmental Regulations, Permits and Licences

The current operations of the Corporation and anticipated future operations, including further exploration, development activities and commencement of production for the Matawinie Mine Project, the Bécancour Battery Material Plants Project, the Uatnan Mining Project and the various demonstration plants are subject to laws and regulations governing prospecting, development, mining, construction, production, exports, taxes, labor standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the construction, development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements.

The Corporation’s operations are also subject to various laws and regulations governing the protection of the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a direction of stricter standards and enforcement, and higher fines and penalties for non-compliance. Even though the Corporation has obtained the Québec Government’s environmental Decree authorizing the Matawinie Mine Project, it may require additional information through the application of article 22 of the Environment Quality Act, or through the application of article 30 of the Environment Quality Act regarding any modifications of the authorization for the construction and operation. The permitting applications for the construction and operation of the Bécancour Battery Material Plants Project and the Uatnan Mining Project will require the additional submission of ESIA and further review and approval by governmental authorities, such as the environmental impact assessment and review procedure which can include public hearing held by the BAPE. Environmental assessments and permits applications concerning proposed projects under article 22 or article 30 of the Environment Quality Act carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Corporation intends to, and attempts to, fully comply with all applicable environmental regulations.

On April 11, 2019, the Corporation filed the ESIA for the Matawinie Mine Project, which is available on the Québec Government’s Environmental Assessment Register. The submission of the ESIA, which was authored by SNC-Lavalin Inc., was an important milestone in the permitting of the project. Successful public hearings on the project were held by the Québec Government in 2020. On February 10, 2021, the Corporation received a positive environmental assessment decision for the Matawinie Mine Project supported by a decree from the Québec Government. The Matawinie Mine Project has now received all of the government authorizations required to apply for permits needed for site-specific construction and operating activities under the authority of the overall global authorizations, but no assurance can be given that such permits which the Corporation may require in the normal course for its current and anticipated mining operations will be obtainable or maintainable on reasonable terms or on a timely basis or at all. The Bécancour Battery Material Plants Project also required to apply for permits needed for site-specific construction and operating activities under the Regulation respecting the regulatory scheme applying to activities on the basis of their environmental impact, but no assurance can be given that such permits which the Corporation may require in the normal course for its current and anticipated plant operation will be obtainable or maintainable on reasonable terms or on a timely basis or at all. The Corporation will have to file the ESIA for the Uatnan Mine Project.

In Canada, the issuance of permits may also trigger the Crown’s duty to consult and potentially accommodate the Indigenous Peoples of Canada. Section 35 of the Constitution Act (1982) protects aboriginal and treaty rights for Indian (also referred to as First Nation), Inuit and Métis people. As a result of this protection, in appropriate circumstances, the Crown has a duty to consult with Indigenous Peoples and, potentially, to seek workable accommodation of their interests before making decisions that may affect their ability to exercise their constitutionally protected rights. In certain circumstances Indigenous people can file legal action on the basis of inadequate consultation, which could have the consequence of delaying the commencement of construction or operation of projects or increasing costs of projects. The Corporation intends to and attempts to support the Crown in conducting procedural aspects of the duty as required.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining or industrial operations may be required to compensate those suffering loss or damage by reason of mining or industrial activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there is no assurance that future changes to existing laws and regulations will not impact the Corporation. Amendments to current laws, regulations and permits governing the operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs, reduction in levels of production or require abandonment or delays in the development of current or new mining projects.

The Corporation’s activities and operations require permits from various domestic authorities. There can be no assurance that various permits which the Corporation may require in the normal course for its current and anticipated exploration, development and construction activities as well as mining operations, including without limitation, on the Matawinie Mine Project, the Bécancour Battery Material Plants Project, the Uatnan Mining Project and the Demonstration Plants will be maintainable or obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including, without limitation, the Matawinie Mine Project, the Bécancour Battery Material Plants Project, the Uatnan Mining Project and the Demonstration Plants. Furthermore, any delays in obtaining the anticipated construction permits would have an adverse effect on the Corporation’s timing and costs associated with the start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project.

Title Matters and Territorial Claims

While the Corporation has reviewed and is satisfied with the titles to its mineral properties, and, to the best of its knowledge, such titles are in good standing, there is no guarantee that titles to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and titles may be affected by undetected defects. In addition, according to the applicable mining legislation in the Province of Québec, the Corporation will need to incur expenditures on its properties and pay a rent in order to renew exclusive exploration rights upon their expiry. There can be no assurance that the Corporation will be successful in renewing all such exclusive exploration rights.

The framework agreement dated April 12, 2018, between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation. Then, on April 23, 2019, the Corporation entered into the PDA with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw for the Matawinie Mine Project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities and provides a guideline for negotiating an impact benefit agreement relating to the Matawinie Mine Project. On November 18, 2020, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw issued a press release in which they affirm that following recent consultation with the Crown (Québec Government), there is no social acceptability for the Matawinie Mine Project from the standpoint of the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw. On February 12, 2021, the Conseil des Atikamekw de Manawan issued a press release to denounce the Decree as there is no social acceptability for the Matawinie Mine Project from the standpoint of the Conseil des Atikamekw de Manawan. The Corporation continues to engage with the Conseil des Atikamekw de Manawan and intends to maintain an open communication channel with the Conseil de la Nation Atikamekw about the Matawinie Mine Project. On December 12, 2024, the Conseil des Atikamekw de Manawan and the Corporation announced that they have signed the IBA. With this IBA, the Manawan Atikamekw give their consent to the Matawinie Mining Project, which aims to responsibly valorize graphite by the Corporation, in a way that respects the environment and provides direct benefits to the First Nation. If, for any reason, the IBA is terminated, such termination could have a material adverse impact on the Corporation and the development of the Matawinie Mining Project and could result in an increase in capital expenditures or production costs, a decrease in production levels or the need to cancel or postpone the development of the Matawinie Mine Project.

As part of the Uatnan Mining Project, the Corporation has initiated a relationship with the Innu First Nation of Pessamit to understand their perspective, concerns, and priorities towards this project. As the Uatnan Mining Project represents a considerably different mining project than that promoted by Mason previously, parties jointly agreed that the Mushalakan agreement signed with Mason was no longer applicable to this mining development. As such, the Band Council of the Innu First Nation of Pessamit and the Corporation have agreed to work towards signing a pre-development agreement to guide the next development stages of the Uatnan Mining Project.

Community Relations

The Corporation’s relationships with the communities in which it is located and other stakeholders are critical to ensure the future success of the construction and development of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project. There is an increasing level of public concern relating to the perceived effect of mining and advanced processing activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights, Indigenous rights, and environmental protection may result in opposition to the Corporation’s future operations or further development or new development of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities, and may have a negative impact on the Corporation’s reputation and operations.

Opposition by any of the aforementioned groups to the Corporation’s operations may require modification of, or preclude the operation or development of, the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project or may require the Corporation to enter into agreements with such groups or local governments with respect to the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project, in some cases causing increased cost and considerable delays to the advancement of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project. Further, publicity adverse to the Corporation, its operations or extractive industries generally, could have an adverse effect on the Corporation and may impact relationships with the communities in which the Corporation operates and other stakeholders. While the Corporation is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Corporation has been and is actively engaged in certain community initiatives to improve both local employment opportunities and local quality of life. Such projects may negatively impact the Corporation’s relationships with such local communities if the projects fail to provide the expected benefits.

Dependence on Key Personnel

The Corporation’s success and viability depend, to some extent, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The loss of any key personnel may have a material adverse effect on the Corporation, its business and its financial position.

Attracting and Retaining Skilled Workforce

The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside of the Corporation’s control, including competition for human capital and the high level of technical expertise and experience required to execute the Corporation’s development, will affect the Corporation’s ability to employ the specific personnel required. Furthermore, the hiring and retention of qualified personnel in the mining industry is highly competitive. The Corporation may experience difficulty in competing with more established and better financed companies in retaining its current management or hiring new personnel to meet the Corporation’s business and financial requirements. If the Corporation is unable to hire or retain necessary personnel, it could materially adversely affect the Corporation’s business, results of operations and financial condition.

Labor Relations

While the Corporation currently maintains good relations with its employees, there can be no assurance that such positive relationships will continue in the future. The Corporation’s workforce is not unionized, and no collective bargaining agreements are in place. However, employees may seek to unionize as the Corporation expands its operations, and any unionization efforts or successful certification could introduce additional costs, operational constraints or obligations on the Corporation.

In the event of unionization, the Corporation may be required to engage in collective bargaining negotiations, the outcome of which is inherently uncertain and may result in increased labor costs, reduced operational flexibility or other terms that could adversely affect the Corporation’s operations. Labor disputes, work stoppages, strikes or other forms of industrial action whether arising from unionization efforts, collective bargaining processes or other employment‑related matters could disrupt operations, delay production, increase costs and negatively impact the Corporation’s business and financial performance.

Health and Safety Risks

The mineral exploration, development and production business like the advanced process sector carry an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Corporation’s business. The Corporation may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Corporation’s reputation, operations and future prospects.

Global Financial Conditions

The Corporation’s financial results are tied to Canada and world economic conditions. Increased uncertainty regarding regional and global financial stability could cause the Corporation to experience revenue declines and a decrease in the availability of credit and on the Corporation’s ability to raise capital. Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises, as a result of infectious diseases and global pandemic crises. More recently, government policy changes (or the risk of the same), such as can occur following elections or in response to domestic or international issues, may have important effects on the Corporation’s operations. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Corporation’s business and the market price of the Corporation’s securities.

Economic Conditions and Unforeseen Events

The Corporation’s business, profitability, and reputation may be impacted by general economic conditions. These economic conditions include inflation, price increases from suppliers, levels of employment, costs of borrowing, household debt, political uncertainty and government regulation, unforeseen events, tariffs, changes in interest rates, tax rates, or exchange rates. These economic conditions could adversely affect the Corporation’s operations, financial performance, and the Corporation’s ability to develop its business.

Certain unforeseen events, including but not limited to, natural or environmental disasters, climate change, unforeseen geopolitical events, wars and any resulting occupation, foreign invasion, military or armed confrontations, civil unrest, terrorism, public health crises like epidemics, pandemics or outbreaks of new infectious diseases or viruses (see “Public Health Crises” below), market manipulations and governmental actions, can materially adversely affect the Corporation’s financial condition, liquidity, or Corporation’s ability to develop its business. The occurrence of unforeseen events, such as those listed above, can have a significant impact on the global economy and commodity, disrupt financial markets and have short-term or long-term effects on the Canadian, U.S. and global economies and financial markets, inflation, and other effects that cannot necessarily be presently foreseen, which, in turn, may have an effect on the Corporation’s ability to develop its business. It can also result in a slowdown in economic activity and extreme volatility in financial markets and commodity prices and has raised the prospect of a global recession. Governmental responses to unforeseen events may lead to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, high unemployment and reduced consumer activity, globally unforeseen events can also result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties with which the Corporation has partnership or business relations. An unanticipated market volatility and disruptions may cause exchanges to suspend trading, may disrupt the operations and processes of the service providers for the Corporation and, in some cases, could constitute a force majeure event under contracts with service providers or counterparties for certain transactions. The duration of any business disruptions and related financial impact of the unforeseen events is unknown. It is difficult to predict how the Corporation may be affected if impacts of an unforeseen event persist for an extended period of time.

In particular, tensions remain elevated between mainland China and Canada, the U.S. and their allies over a number of issues, including trade, technology and human rights resulting in the imposition of sanctions and trade restrictions on companies and individuals. In addition, the military conflicts in the Middle East and in Ukraine may negatively impact regional and global financial markets and economies. The international community has responded with a variety of sanctions and may impose additional sanctions. While the precise effects of the ongoing military conflicts remain uncertain, they have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. Any further escalation, imposition of sanctions in areas which the Corporation may operate, outbreak of war into other countries or regions or other escalation may have a material adverse effect on the Corporation’s ability to develop its business.

Supply Chain Disruption

The Corporation’s operations depend on an uninterrupted supply of production inputs, and other supplies and resources. Supply may be interrupted due to a shortage or the scarce nature of inputs, such as unforeseen disruptions due to war, fire, severe weather conditions, natural disasters or other catastrophic events, public health events, labor disagreements, or other transportation problems. Supply might also be interrupted due to transportation and logistics associated with the location of some of the Corporation’s operations, and government restrictions or regulations which delay importation of necessary items. Global difficult economic and political context and wars, such as but not limited to, the ongoing war between Russia and Ukraine, the Israel-Hamas conflict, the restrictive measures imposed by China as well as unpredictable U.S. Government decrees and decisions, have had a significant impact on global supply chains, which could impact the Corporation’s ability to source supplies required for the Corporation’s operations and could increase the costs of those supplies. The disruption of the supply chain could interrupt product supply, which in turn could adversely affect the business, operations or financial performance of the Corporation.

Recently, widening geopolitical fractures intensified global supply chain imbalances. Furthermore, conservative and protective behaviors from businesses and governments, such as increasing demand and hoarding, restrictions or limits on exports, as well as increased competition for critical electrical components, products and commodities, and commodity-based products, have also intensified and may hinder our ability to secure such goods and commodities in a timely fashion or at budgeted costs or both.

In addition, escalating geopolitical tensions in the Middle East, including recent military exchanges between Israel and Iran, have contributed to increased volatility in global shipping routes, energy markets and insurance costs. Disruptions in key maritime corridors, heightened security risks, or the imposition of new sanctions or trade restrictions arising from such conflicts could further strain global supply chains and adversely affect the availability, cost or timely delivery of inputs required for the Corporation’s operations.

Public Health Crises

Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Some of the key impacts of these conditions include devaluations and high volatility in global equity, commodities, foreign exchange and mining markets and a lack of market confidence and liquidity. Financial institutions and large Corporation s may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favourable to the Corporation. Increased levels of volatility and market turmoil could have a material adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.

Even though the Corporation is implementing business continuity measures and governmental recommendations to mitigate and reduce any potential impacts of potential outbreak of epidemics, pandemics or other health crises on its business, operations, supply chain and financial condition, spread of infectious diseases could have a material adverse impact on the Corporation’s workforce and the development of its Matawinie Mine Project and its Bécancour Battery Material Plants Project, as well as the integration of the Uatnan Mining Project into the Corporation’s Phase-3 operations. The full extent and impact of potential outbreak of epidemics, pandemics or other health crises on the Corporation’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of these outbreaks, the severity of these infectious diseases and the ability to treat them, the ability to collect sufficient data to track these infectious diseases and the collective actions taken to curb the spread of these infectious diseases.

Volatility of Share Price and Market Price of the Common Shares

The price of the shares of resource companies tends to be volatile. Fluctuations in the world price of graphite in response to, among other things, the ongoing war between Russia and Ukraine, the Israel-Hamas conflict, as well as the unpredictable U.S. Government decrees and decisions, and many other elements beyond the control of the Corporation could materially affect the price of the Common Shares.

There can be no assurance that an active market for the Common Shares will be sustained after any offering of securities. Securities of companies with smaller capitalizations have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. If an active market for the Common Shares does not continue, the liquidity of a purchaser’s investment may be limited. If such a market does not develop, purchasers may lose their entire investment in the Common Shares.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages, and also divert management’s attention and resources.

Project Management Risks

The Corporation is concurrently overseeing the advancement of three major graphite projects, namely the Bécancour Battery Material Plants Project, the Matawinie Mine Project and the Uatnan Mining Project. This requires the dedication of considerable time and resources by the Corporation and its management team. The advancement of two major projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Corporation’s ability to successfully manage each of these processes will depend on several factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and to successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Public Corporation Obligations

As a publicly listed corporate entity, the Corporation is subject to evolving rules and regulations promulgated by several governmental and self-regulated organizations, including the Canadian Securities Administrators (CSA), the TSX, the NYSE, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Corporation’s efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.

Intellectual Property Risks

The Corporation relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Corporation has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Corporation will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Corporation’s competitors could independently develop similar technology, processes or know-how; that the Corporation’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Corporation’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Corporation’s intellectual property could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

No Current Plans to Pay Cash Dividends

The Corporation has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur. As a result, investors may not receive any return on an investment in the Corporation’s securities unless they sell the securities for a price greater than that which they paid for them.

Risks of Relying on Consultants

The Corporation has relied on, and may continue to rely on, consultants and others for mineral exploration, processing expertise, including but not limited to construction, engineering and civil works. The Corporation believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Corporation may experience delays or increased costs in developing its properties and processing facilities.

Currency Fluctuations

Currency fluctuations may influence the Corporation’s costs, revenue and cash flow. The Corporation raised equity in CAD and USD and certain of the Corporation’s estimated capital costs in connection with the Matawinie Mine Project, the Bécancour Battery Material Plants Project, and the Uatnan Mining Project were converted from quotes obtained in foreign currencies and converted into CAD applying a fixed exchange rate. The Corporation has and may further pursue debt financing which may be denominated in USD or other currencies. Accordingly, adverse fluctuations in the relative prices of Euros, USD and other currencies could increase the cost of development and production or increase the cost of borrowing and could materially and adversely affect the Corporation’s earnings and financial condition.

Climate Change

As any company, the Corporation is exposed to climate change and any policy, legal, market and technology risks that could emerge from changes required to transition to low carbon economy, whether those changes are required by law (e.g. carbon taxes, mandatory climate-related disclosures) or organic shifts in supply and demand for low-carbon products.

The Canadian government has established a number of policy measures in response to concerns relating to climate change. The impacts of these measures will most likely be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. The Corporation’s business model, which is centered around providing carbon-neutral products to power the energy transition, is mostly aligned with opportunities resulting from those measures. Compliance with these initiatives is not likely to have adverse financial impact on the Corporation in the short and medium term. The Corporation will need to closely monitor electricity prices in Québec on the long-term as it is a vital input to the Corporation’s production and profitability.

In addition to transition risks, the physical risks of climate change may also have an adverse effect on the operations of the Corporation and exacerbate certain of the threats facing the Corporation’s business. Climate patterns under high and medium scenarios were assessed in the initial environmental impact study for the Matawinie Mine Project and main identified hazards (i.e. higher frequency of extreme rainfall, longer periods without rain in summer, higher average temperature) were reflected into the design of the infrastructure. Other unpredictable extreme weather events such as violent storms, ice storms, heat waves, and wildfires could disrupt the Corporation’s operations or damage its infrastructure or properties.

Global climate change could also disrupt the Corporation’s supply chain and impact the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Catastrophic Events, Natural Disasters, Severe Weather

The Corporation’s business may be negatively impacted to varying degrees by a number of events which are beyond its control, including cyber-attacks, unauthorized access, energy blackouts, pandemics, terrorist attacks, acts of war, earthquakes, hurricanes, tornados, fires, floods, ice storms or other natural or manmade catastrophes. While the Corporation engages in emergency preparedness to mitigate risks, such events can evolve very rapidly, and their impacts can be difficult to predict. As such, there can be no assurance that in the event of such a catastrophe that the Corporation’s operations and ability to carry on business will not be disrupted. The occurrence of such events may not release the Corporation from performing its obligations to third parties.

Cyber Security Risks

Threats to information technology systems associated with cyber security risks and cyber incidents or attacks continue to grow, particularly as a result of the increase in remote work. The level of sophistication of such attacks has also increased. It is possible that the business, financial and other systems of the Corporation could be compromised, which could go unnoticed for some time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs to prevent, respond to or mitigate cyber security incidents. The occurrence of a cyber security incident could have a material adverse effect on the Corporation’s business and result in a prolonged disruption to it.

Damage to the Corporation’s Facilities and Systems

If the Corporation’s facilities or systems are damaged or destroyed, it may experience delays that could negatively impact its business or have other adverse effects. The Corporation’s facilities may be affected by natural or man-made disasters. In such an event, the Corporation’s insurance may not be sufficient to cover all the potential losses and may not continue to be available to it on acceptable terms, or at all. Furthermore, although its computer and communications systems are protected through physical and software safeguards, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses and similar events, and any failure of these systems to perform for any reason and for any period of time could adversely impact the Corporation’s ability to operate.

Insurance Risk

Any industries, including the mining industry, are subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining exclusive exploration rights and mining lease. No assurance can be given that insurance to cover the risks to which the Corporation’s activities are subject, including those required for the construction of the Matawinie Mining Project and the Uatnan Mining Project, will be available at all or at commercially reasonable premiums. The Corporation currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. Moreover, the Corporation may have to renew and/or acquire additional insurance coverage. The Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The Corporation carries liability insurance with respect to its exploration, development, beneficiation and transformation operations, including certain limited environmental liability insurance coverage. The payment of any such liabilities would reduce the funds available to the Corporation. If the Corporation is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. The Corporation may also become subject to liabilities which exceed policy limits. In such circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect upon its performance, results of operations and economic viability.

Tax Risks

The Corporation was partly financed by the issuance of flow-through shares. However, there is no guarantee that the funds spent by the Corporation will qualify as Canadian exploration expenses, even if the Corporation has committed to take all the necessary measures for this purpose. Refusals of certain expenses by tax authorities could have negative tax consequences for investors and, in such an event, the Corporation will have to indemnify each flow-through share subscriber for any additional taxes.

Conflicts of Interest

Some of the directors and officers of the Corporation may be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the CBCA. Some of the directors and officers of the Corporation may become directors of other companies engaged in same or other business ventures.

Dilution

Additional financing needed to continue funding the development, construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Projects and the Uatnan Mining Project may require the issuance of additional securities. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities, as applicable, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

As of the date of this Annual Information Form, an aggregate of 160,826,539 Common Shares are currently issued and outstanding as fully paid and non-assessable and 7,510,750 stock options, 197,342 RSUs, 394,658 PSUs, and 70,932,538 2024 Warrants are currently issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to of 79,035,288 Common Shares. Furthermore, upon conversion of the Convertible Notes, an aggregate of 2,500,000 Common Shares and 2,500,000 warrants may be issued. The Corporation has reserved for issuance the accrued interests on the Convertible Notes, resulting in 1,772,352 Common Shares to be issued at the maturity, conversion or redemption of IQ’s Convertible Note.

On a fully diluted basis, assuming the exercise in whole of the issued and outstanding stock options, RSUs, DSUs and warrants as well as the conversion in whole of the share warrants and the Convertible Note, 246,634,179 Common Shares would be issued and outstanding as fully paid and non-assessable.

As of the date of this Annual Information Form, Pallinghurst Graphite Limited (“Pallinghurst Graphite”, together with Pallinghurst Bond and Pallinghurst International, “Pallinghurst”) is a wholly-owned subsidiary of Pallinghurst International, an insider of the Corporation and the beneficial owner of an aggregate of 13,144,970 Common Shares representing 8.17% of the issued and outstanding Common Shares and 6,250,000 common share purchase warrants of the Corporation. On a partially diluted basis, assuming exercise of the Pallinghurst Bond’s 2024 Warrants, Pallinghurst would be the beneficial owner of an aggregate of 19,394,970 Common Shares representing 11.61% of the issued and outstanding Common Shares.

As of the date of this Annual Information Form, IQ is the beneficial owner of an aggregate of 25,637,260 Common Shares representing 15.94% of the issued and outstanding Common Shares. Assuming the conversion in whole (including the warrants) of its Convertible Note and its 2024 Warrants, IQ would be the beneficial owner of an aggregate of 52,250,881 Common Shares, representing 27.88% of the issued and outstanding Common Shares, on a partially diluted basis (which include 1,772,352 Common Shares issuable to IQ in connection with accrued interest under IQ’s Convertible Note).

As of the date of this Annual Information Form, Mitsui is the beneficial owner of 13,552,695 Common Share representing 8.43% of the issued and outstanding Common Shares. Assuming the conversion in whole of its 2024 Warrants, Mitsui would be the beneficial owner of an aggregate of 26,052,695 Common Shares, representing 15.03% of the issued and outstanding Common Shares, on a partially diluted basis.

As of the date of this Annual Information Form, GM is the beneficial owner of 12,500,000 Common Shares representing 7.77% of the issued and outstanding Common Shares. 2024 Warrants held by GM were cancelled on November 30, 2025.

As of the date of this Annual Information Form, Panasonic Holdings is the beneficial owner of 12,500,000 Common Share representing 7.77% of the issued and outstanding Common Shares. Although, assuming the exercise in whole of its 2024 Warrants, Panasonic Holdings would be the beneficial owner of an aggregate of 25,000,000 Common Shares, representing 14.42% of the issued and outstanding Common Shares, on a partially diluted basis

As of the date of this Annual Information Form, CGF is the beneficial owner of 19,841,269 Common Share representing 12.34% of the issued and outstanding Common Shares. Although, assuming the exercise in whole of its 2024 Warrants, CGF would be the beneficial owner of an aggregate of 39,682,538 Common Shares, representing 21.96% of the issued and outstanding Common Shares, on a partially diluted basis.

The concentration of an important percentage of the issued and outstanding Common Shares in the hands of a single shareholder or a restricted amount of shareholders may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. In addition, sales of Common Shares by each of Pallinghurst Graphite, IQ, GM, Mitsui or CGF may adversely affect the trading price of the Common Shares.

Structural Subordination of the Common Shares

In the event of a bankruptcy, liquidation or reorganization of the Corporation, holders of certain of its indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Corporation before any assets are made available for distribution to the shareholders of the Corporation. The Common Shares will be effectively subordinated to most of the other indebtedness and liabilities of the Corporation.

Forward-Looking Statements

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Litigation and Other Legal Proceedings

Like most companies, the Corporation is subject to the threat of litigation and may be involved in disputes with other parties which may result in litigation or other proceedings. The Corporation’s operations are subject to the risk of legal claims by employees, unions, contractors, debt holders, lenders, suppliers, future joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Corporation to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Corporation’s reputation and divert the attention and resources of the Corporation’s management and Board of Directors, which could have an adverse effect on the Corporation’s business and results of operations. Even if the Corporation does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Corporation to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Corporation’s Board of Directors, this could adversely affect the Corporation’s business and future operations. Additionally, shareholder activism could create uncertainty about the Corporation’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Corporation’s business, future operations, profitability and ability to attract and retain qualified personnel.

Project Opposition Risks

The Matawinie Mine Project and Uatnan Mining Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Corporation’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Failure to establish and maintain effective disclosure and internal controls could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, harm its business and operating results and negatively impact the trading price of the Common Shares, and could also result in the Corporation failing to meet its reporting obligations.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.

The Corporation has incurred and will incur increased costs as a result of being a public company in the U.S., and its management may be required to devote substantial time to U.S. public company compliance efforts.

As a public company in the U.S., the Corporation has incurred and will incur additional legal, accounting, reporting and other expenses that the Corporation did not incur as a public company in Canada. The additional demands associated with being a public company in the U.S. may disrupt regular operations of the Corporation’s business by diverting the attention of some of its senior management team away from operational activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that the Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation is required to furnish a report by its management on its internal control over financial reporting (“ICFR”) as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which, if or when the Corporation is no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the efforts of the Corporation, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that its ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in its ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of its consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that its ICFR reporting is perceived as inadequate, or that the Corporation is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of its Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, the Corporation may not be able to remain listed on the NYSE.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Additionally, the Corporation is permitted, under the MJDS adopted by the SEC and the Canadian Securities Administrators, to prepare certain disclosure documents filed with the SEC on MJDS-specific forms in accordance with Canadian disclosure requirements. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation will be required to file or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Corporation are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the shareholders of the Corporation may not know on a timely basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Corporation is permitted to follow certain Canadian corporate governance practices, except to the extent that such practices would be contrary to U.S. securities laws, and provided that the Corporation discloses the requirements the Corporation is not following and describes the Canadian practices the Corporation follows instead. As a result, the shareholders of the Corporation may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from U.S. corporate governance requirements that are available to foreign private issuers.

The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.

The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the Corporation has total annual gross revenue of US$1.235 billion or more during such fiscal year; (ii) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of the effective date of the Corporation’s first registration statement filed under the U.S. Securities Act); (iii) the date on which the Corporation has issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date the Corporation qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after the Corporation has been a reporting Corporation in the U.S. for at least 12 months. For so long as the Corporation remains an emerging growth company, the Corporation is permitted to, and intends to, rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act.

The Corporation may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive if the Corporation relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares, and the price of the Common Shares may be more volatile.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of U.S. and U.S. securities laws.

The Corporation is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. For example, the material differences between the CBCA and the Delaware General Corporation Law (the “DGCL”), a statutory regime for many U.S. companies, that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas the DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Corporation is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult for U.S. shareholders to effect service on the Corporation to realize on judgments obtained in the U.S. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against its directors and officers residing outside of Canada.

The Corporation is governed by the CBCA with its principal place of business in Canada, most of its directors and officers reside in Canada and all or substantially all of the Corporation’s assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon the Corporation or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the U.S., or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from such person’s judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the U.S. based solely on violations of Canadian securities laws.

The Corporation may be a “Passive Foreign Investment Company”, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

Generally, if for any taxable year, 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation would be characterized as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it was likely a PFIC for its most recently completed taxable year. While the Corporation has not made a determination of its expected PFIC status for the current taxable year, the Corporation may be a PFIC in the current taxable year and in the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the Corporation’s status as a PFIC has been obtained or is currently planned to be requested. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years. If the Corporation is a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called “excess distribution” received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be altered if a U.S. taxpayer makes a timely and effective “qualified electing fund election” under Section 1295 of the Code (“QEF Election”) with respect to the Corporation or a “mark-to-market” election (“Mark-to-Market Election”) with respect to the common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts with respect to the Common Shares. However, U.S. taxpayers should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Corporation a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to the Corporation. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. holder of Common Shares should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

If a U.S. person is treated as owning at least 10% of the voting power or value of the Corporation’s shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or by attribution) at least 10% of the value or voting power of the shares of a foreign corporation, such person may be treated as a “U.S. shareholder” with respect to a “controlled foreign corporation” if the foreign corporation otherwise qualifies as a controlled foreign corporation for U.S. federal income tax purposes. A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “net CFC tested income” (formerly “global intangible low-taxed income”) and investments in U.S. property by a controlled foreign corporation, regardless of whether such corporation makes any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. A U.S. investor should consult its own advisors regarding the potential application of these rules to an investment in the Common Shares.

There is no assurance the Corporation will continue to meet the listing standards of the NYSE and the TSX.

The Corporation must meet continuing listing standards to maintain the listing of the Common Shares on the NYSE and the TSX. If the Corporation fails to comply with listing standards and the NYSE and/or the TSX delists the Common Shares, the Corporation and its shareholders could face significant material adverse consequences, including:

»	a limited availability of market quotations for the Common Shares;
»	reduced liquidity for the Common Shares;
»

a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares;

»	a limited amount of news about the Corporation and analyst coverage of it; and
»	a decreased ability for the Corporation to issue additional equity securities or obtain additional equity or debt financing in the future.

The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities, which may dilute the interests of shareholders of the Corporation.

The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities. If the Corporation raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment and the value of the Corporation’s securities.

The Corporation’s constating documents permit it to issue additional securities in the future, including Common Shares, without additional shareholder approval.

The Corporation’s articles permit it to issue an unlimited number of Common Shares. The Corporation anticipates that it will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the NYSE, the Corporation will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

If securities or industry analysts do not publish research or reports about the Corporation, or if they downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for the Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Common Shares or publish inaccurate or unfavourable research about the Corporation, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.

The market price of the Common Shares is subject to fluctuations and may not reflect the Corporation’s long-term value at any given time, and the Corporation may be subject to securities litigation as a result.

The price of the Common Shares is likely to be significantly affected by a variety of factors and events including short-term changes to the Corporation’s financial condition or results of operations as reflected in the Corporation’s quarterly financial statements. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE or TSX, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares is subject to fluctuations and may not accurately reflect the Corporation’s long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Description of the Mineral Projects

The Matawinie Mine Project

The following description of the Matawinie Property was summarized from the technical report entitled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” dated November 12, 2025 (the “2025 Matawinie Mine Feasibility Study”), that was prepared by the Authors of the 2025 Matawinie Mine Feasibility Study (as defined herein), each of whom is a “qualified person” and “independent” of the Corporation, as at the issuance date of the 2025 Matawinie Mine Feasibility Study, within the meaning of NI 43-101 and is qualified in its entirety with reference to the full text of the 2025 Matawinie Mine Feasibility Study. The summary is subject to all the assumptions, conditions and qualifications set forth in the 2025 Matawinie Mine Feasibility Study. The 2025 Matawinie Mine Feasibility Study was prepared in accordance with NI 43-101 and for additional technical details, please see the complete text of the 2025 Matawinie Mine Feasibility Study which was filed with the applicable regulatory authorities and was posted under the Corporation’s profile on SEDAR+ at www.sedarplus.ca on November 13, 2025 and on EDGAR at www.sec.gov on November 18, 2025. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the 2025 Matawinie Mine Feasibility Study. In this section, the number identifying each table and figure, if any, referred to the number identifying each of these tables and figures in the 2025 Matawinie Mine Feasibility Study.

All statements contained in these sections are based on expectations, estimates and projections as of the date of the 2025 Matawinie Mine Feasibility Study. The estimates and projections of future production for the Matawinie Mine Project are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are based on existing plans and other assumptions which change from time to time, including mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations; actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Accordingly, these estimates and assumptions may prove to be incorrect as of the date of this Annual Information Form and readers should not place undue reliance on such information. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Readers are cautioned that the information provided in this section is provided as of the effective date of the 2025 Matawinie Mine Feasibility Study, being November 12, 2025.

In this report, all currency amounts are in U.S. Dollars (“USD” or “$”) unless otherwise stated. Reference to the “Corporation” in the section includes the Corporation and its wholly owned subsidiaries.

Project Description, Location, and Access

The Mining Property or the “Tony Block” currently consists of 159 contiguous Exclusive Exploration Rights (“EER”) totalling 8,266.42 ha. Exploration work on the Mining Property uncovered significant crystalline flake graphite mineralization. After successfully identifying Mineral Reserves on its Mining Property, the Corporation has advanced its mining project (for the purpose of this section, the “Matawinie Mine” or “Matawinie Project”) at the development stage with ongoing detailed engineering and preparatory construction work targeting the Mining Property’s mineralized West Zone. The Mining Property EER are wholly owned (100%) by the Corporation.

The centre of the Tony Block is located approximately 6 km to the southwest of the community of SMDS in the National Topographic System (“NTS”) map sheets 31J/09 and 31I/12. Most of the Tony Block lies within the municipality of SMDS (“Municipality”), Lanaudière Administrative Region, Province of Québec, Canada. The centre of the Tony Block is positioned approximately 120 km as the crow flies north of Montréal, at latitude 46.63° and longitude -73.96° using the WGS 1984 geographic coordinate system and Easting: 579570, Northing: 5164630 using the UTM, NAD83 Zone 18 projected coordinate system.

The current mine lease proposal, covering an irregular area of 197.81 ha, received a preliminary approval from the Ministère des Ressources naturelles et des Forêts (“MRNF”) on July 5, 2024. In addition, an industrial land lease (lease # 394-18-914) covering an area of 20.2 ha, needed for the placement of the concentrator and related infrastructure, as well as a mine tailings land lease (lease # 278-17-914) covering 238.5 ha, has been obtained from the MRNF. These three land leases cover a sufficient area for all infrastructure needed for the Corporation’s mining project.

The Mining Property’s main mineralized zones are located on public crown land, on the ancestral territory of the Atikamekw First Nation of Manawan. The Matawinie Mine’s footprint, including related infrastructure, has no accessibility restrictions known to the Corporation.

None of the infrastructure of the proposed Matawinie Mine is located on private or leased land other than those belonging to NMG or one of its subsidiaries, except for a portion of the main access road for which an agreement was entered into with the landowner in connection with the establishment of a right-of-way in favour of NMG.

The Matawinie Property, which includes the Mining Property, is currently subject to a 2.0% net smelter return (“NSR”) in favour of Pallinghurst Graphite International Limited (“Pallinghurst Graphite”). The royalty agreement contains provision detailing the formula to calculate the 2.0% NSR for the various products, whether derived directly from the minerals mined at the Matawinie Mine or further transformed. In addition, the Corporation has entered into a collaborative agreement with the Municipality, as well as an Impact and Benefit Agreement (“IBA”), with the Atikamekw First Nation of Manawan covering the development and operation of the Matawinie Mine. Economic costs related to the agreements mentioned above are integrated in the Project’s cost estimate.

All governmental permits as well as all authorizations from the Municipality pertaining to exploration, geotechnical and hydrogeological exploration and characterization work to date have been obtained.

The ministerial decree authorizing the Matawinie Mine Project (Decree #47-2021) was granted by the Ministère de l’Environnement et de la Lutte contre les changements climatiques, de la Faune et des Parcs (MELCCFP) on January 20, 2021. The Decree covers a commercial production level of 100,000 tpy of graphite concentrate, which will be used for the Corporation’s commercial strategy, catering to the energy, manufacturing, technology, defense and other speciality markets. Note that a Decree amendment was filled in order to increase the permitted 100,000 tpy to 106,000 tpy of graphite concentrate production. This request is currently being processed by the MELCCFP. There are no liabilities (whether contingent or otherwise) in connection with any environmental activity relating to or affecting the Corporation, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case, which would have a material adverse effect on the Mining Property.

For more details regarding the project description, location, and access, refer to chapters 4 and 5 of the 2025 Matawinie Mine Feasibility Study.

Geological Setting and Mineralization

The Mining Property lies in the southwestern portion of the Grenville geological province, and more specifically in the Morin Terrane. The area is host to a variety of rock types, mainly composed of deformed metamorphosed sediments, including paragneiss and calc-silicates. Granitic and pegmatitic intrusions are also present and are observed locally on the Mining Property. The graphite mineralization identified in the Tony Block is hosted in quartzo-feldspathic paragneiss horizons and appears as disseminated graphite flakes.

For more details regarding the geological setting, mineralization, and deposit types, refer to chapters 6 to 8 of the 2025 Matawinie Mine Feasibility Study.

Exploration

Exploration work on the Mining Property was initiated in late 2013, when a detailed airborne geophysical survey was performed in the area. The 2013 survey was executed following positive results from a regional survey by 3457265 Canada Inc., pursuant to the instructions provided by the Corporation’s technical staff, covering over 2,100 km2.

◾	The Corporation’s field exploration programs on the Tony Block focused on graphite exploration consisting of:
◾	Airborne Time Domain Electromagnetic (“TDEM”) surveys (2013 and 2015);
◾	Ground prospecting of conductive targets identified by the airborne surveys (2014-2015);
◾	Ground geophysical surveying using a portable TDEM system (2014-2019);
◾	Trenching and channel sampling of the main conductors (2014-2016);
◾	Drilling of the main mineralized zones (2015- 2021);
◾	Metallurgical testing of surface and drill core samples (ongoing since 2015).

From 2014 to 2019, ground PhiSpy TDEM surveys totalling 183 line-km using 100 m line spacing in the targeted areas and 25 m line spacing over the more promising South-East, South-West and West zones, was performed. The PhiSpy survey results provided a detailed outline of the conductive areas and thus possible mineralized zones, which were used as a basis for planning the trenching and drilling programs.

Trenching on the Tony Block from 2014 to 2016 confirmed the extent of the graphite mineralization on the Property. The trenching work targeted wide conductors on each of the main conductive zones outlined by the 2015-2016 ground PhiSpy surveys. A total of 511 channel samples were collected from the Tony Block. The results from trenches TO-14/16-TR-03, TO-16-TR-10 and TO-16-TR-11 (207 samples) were used in the Mineral Resource Estimate for the West Zone deposit (“West Zone”).

For more details regarding the exploration, refer to Chapter 9 of the 2025 Matawinie Mine Feasibility Study.

Drilling

Exploration drilling on the Mining Property targeted wide conductors on each of the main conductive areas outlined by the 2014 to 2019 ground PhiSpy surveys. A total of 196 sampled exploration and delineation holes were drilled in the Tony Block totalling 33,016.70 m. This includes 149 sampled drill holes totalling 26,203.74 m used for the Mineral Resource Estimate of the West Zone deposit. The exploration drill holes mentioned above do not include two cored holes drilled for the pit slope geotechnical studies and 89 vertical cored holes used for other purposes such as overburden thickness surveys, environmental monitoring, and hydrogeological modelling in the West Zone deposit area. In 2022, a sampling campaign targeting mostly mineralized intervals from previously unsampled drill holes in the West Zone generated 597 samples. Results were received in 2023 but have yet to be included in a Mineral Resource Estimate. A preliminary assessment of the 2023 core sample results does not suggest any significant changes from either the current geological model or the Mineral Resource Estimate. Mineralization was intercepted 476 times by drilling and surface trench channels in the West Zone resulting in the interpretation of a mineralized envelope of about 100 m to 150 m thick from which 23 graphitic horizons, or volumes (17 groups of mineralized intervals), were interpreted. These horizons can be followed, sometimes sporadically, over a strike length of 3 km. An additional feature of the West Zone is that some of the horizons separate and coalesce to form wider mineralized volumes. The longest intersection along drill core returned a graphite content of 4.76% Graphitic Carbon (“C(g)”) over 109.9 m although this intersection is considered as being down-dip. Mineralization is open to the North, to the south and at depths greater than 200 m from surface.

The drilling in the South-East Zone of the South deposit consisted of nine holes for a total of 1,551.99 m drilled. Mineralization was intercepted 13 times by drilling resulting in the interpretation that the South-East Zone is composed of two main mineralized horizons (S1 and S2). The highlight of the South-East Zone is the large width of the mineralized horizons. From section S2600 to section S2900 (300 m length), the mineralized horizon ranges from 117 m to 160 m true width, with grades varying from 3.19% to 3.62% C(g).

The drilling in the South-West Zone of the South deposit consisted of 22 holes for a total of 2,616.6 m drilled. Mineralization was intercepted 57 times by drilling resulting in the interpretation that the South-West Zone is composed of two main mineralized horizons (S1 and S2). The highlight of South-West Zone is a first graphitic horizon (S1) about 30 m thick, followed by a mostly barren interval between 25 m and 63 m thick, and finally, a second graphitic horizon (S2) around 40 m to 50 m thick, with both graphitic horizons varying from 2.79% to 5.29% C(g).

A total of 16 other exploration holes totalling 2,644.37 m was drilled in other mineralized zones on the Mining Property. Although most of these holes intercepted graphite mineralization, the potential for the presence of an economic deposit was lower than that for the West, South-East and South-West zones, due to thinner mineralized intercepts and/or lower graphite grades.

Drill core quality control and quality assurance (“QA/QC”) samples, consisting of blanks, duplicates and graphite standards, were included in the drill core sample stream. Out of the 12,397 drill core samples from the Tony Block sent for C(g) analysis, 1,289 were sent as quality control samples, including 907 QA/QC samples from the 9,181 West Zone core samples used for the Mineral Resource Estimate. Quality control sample results retuned within acceptable limits. No bias was introduced in the sampling procedures.

For more details regarding the drilling, refer to chapters 10 and 11 of the 2025 Matawinie Mine Feasibility Study.

Mineral Processing and Metallurgical Testing

Between 2013 and 2025, multiple metallurgical process development and optimization programs have been carried out on samples from the Matawinie graphite mineralization zones. The initial programs focused on the development of a flowsheet that maximizes concentrate grade and recovery, while minimizing flake degradation. The flowsheet that was developed for the PEA was optimized and validated during the Pre-feasibility Study (“PFS”) and the 2018 Feasibility Study, as well as 2022 Feasibility Study and the 2025 Updated Feasibility Study. All components incorporated in the Matawinie Mine process are mature technologies that have been demonstrated in many concentrators over the past several decades. The proposed flowsheet and conditions proved robust to produce a concentrate grade of 97.5% C(t) at a total carbon recovery of 93%. The graphite tailings are subjected to a desulphurization stage that separates most sulphides from the balance of the flotation tailings to produce two separate tailings products, namely one high-sulphur low-mass and one low-sulphur high-mass.

The Corporation constructed a flotation demonstration plant in 2018 to further de-risk the process and to produce larger quantities of flotation concentrate for customer evaluation and downstream value-add process development. Some of the unit process operations that were optimized in the demonstration plant to de-risk the process included the specific flotation technology for the commercial plant (tank cells and flash flotation), the cleaner circuit grinding equipment (polishing and stirred media mills), and the configuration of the desulphurization circuit.

Multiple programs were completed with equipment vendors and independent laboratories since 2017 to support equipment selection during detailed engineering. These programs included a validation program for the comminution circuit, solid-liquid separation programs for tailings and concentrate streams, drying tests, and wet classification of intermediate concentrates. Further, supplemental tests were carried out to assist in the design of product handling system.

For more details regarding mineral processing and metallurgical testing, refer to chapter 13 of the 2025 Matawinie Mine Feasibility Study

Mineral Resource Estimates

The block model used to generate the current resource of the West Zone for the 2025 Matawinie Mine Feasibility Study has an effective date of November 12, 2025, and it has not changed since the 2022 feasibility study (Allaire et al., 2022). This resource is based on a total of 173 core drill holes which produced 8,274 samples as well as 207 samples collected from channelling work in three trenches. This does not include the quality control samples, all of which returned within acceptable limits. In all, 23 mineralized volumes (17 groups of mineralized intervals) encased in paragneiss units were interpreted and modelled from this data.

The current resource block model for the West Zone deposit was prepared by Yann Camus, P.Eng., of SGS Geological Services located in Blainville, Québec, Canada, using the Genesis© mining software. Interpolation was performed using inverse square distance (ID2) as well as different search ellipsoids that were adapted to the geology of the deposit. The block model was then processed by GEOVIA’s Whittle software to provide an optimized pit. The optimized pit containing the Current Resource was limited to the Tony Block Property boundary to the South of the West Zone Deposit at the effective date of the Resource Estimate (November 12, 2025). The Mineral Resources of the West Zone, or the Matawinie Mine, are presented in Table below.

Table: Pit-constrained Mineral Resource Estimate for the West Zone

Mineral Resource Category(1)(2)	Current Resources (November 12, 2025)(5)(6)(7)
	Tonnage (Mt)	C(g) Grade (%)(3)	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred(4)	23.0	4.28	0.98

Notes:

(1)	The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, Definitions and Guidelines.
(2)	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
(3)	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.
(4)	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.
(5)	Current Resources effective November 12, 2025.
(6)	Mineral Resources are stated at a cut-off grade of 1.78% C(g).
(7)	Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

For more details regarding the mineral resources, refer to chapters 12 and 14 of the 2025 Matawinie Mine Feasibility Study.

Mineral Reserve Estimate

The Matawinie Mine will be mined using conventional open pit mining methods consisting of drilling, blasting, loading, and hauling. Ore will be hauled to the primary crusher and waste rock and tailings will be placed in a co-disposal facility (“CDF”). The CDF will initially be located at the surface and as of Year 7, tailings and waste rock will be placed inside the mined out open pit.

The Mineral Reserves for the Matawinie Mine were prepared by Jeffrey Cassoff, P.Eng., Principal Mining Engineer with BBA; a Qualified Person as this term is defined under NI 43-101.

The Mineral Reserves have been estimated based on a graphite concentrate selling price of $1,334/t and a 25-year LOM plan.

Development of the LOM plan included pit optimization, pit design, mine scheduling and the application of modifying factors to the Measured and Indicated Mineral Resources. The reference point for the Mineral Reserves is the feed to the primary crusher. The tonnages and grades reported are inclusive of mining dilution, geological losses, and operational mining losses.

The pit optimization analysis was validated in January 2025 with updated operating costs and selling prices to ensure that the cut-off grade is still valid and that the proposed mine life and economic returns are comparable with the 2022 feasibility study (Allaire et al., 2022).

Table below presents the Mineral Reserves that have been estimated for the Matawinie Mine, which include 17. Mt of Proven Mineral Reserves at an average grade of 4.16% C(g) and 44.3 Mt of Probable Mineral Reserves at an average grade of 4.26% C(g) for a total of 61.7 Mt of Proven and Probable Mineral Reserves at an average grade of 4.23% C(g). To access these Mineral Reserves, 15.5 Mt of overburden and 56.2 Mt of waste rock must be mined, resulting in a strip ratio of 1.16:1.

Table: Matawinie Mine Mineral Reserves

Category	Tonnes (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

Notes:

(1)	The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.
(2)	The effective date of the estimate is November 12, 2025.
(3)	Mineral Reserves were estimated using a graphite concentrate selling price of $1,334/t, and consider a 2% royalty, and selling costs of $34.23/t. An average grade of 97% C(t) was considered for the graphite concentrate.
(4)	A metallurgical recovery of 93% was used.
(5)	A cut-off grade of 2.20% C(g) was used.
(6)	The strip ratio for the open pit is 1.16 to 1.
(7)	The Mineral Reserves are inclusive of mining dilution and ore loss.
(8)	The reference point for the Mineral Reserves is the primary crusher.
(9)	Totals may not add due to rounding.

For more details regarding the mineral reserve estimates, refer to chapter 15 of the 2025 Matawinie Mine Feasibility Study

Mining Methods

Mining will be carried out with drilling and blasting on 10 m high benches and loading will be done in two 5 m flitches. The loading fleet will consist of two diesel-powered hydraulic excavators equipped with 6.0 m3 buckets and loading will be done with a fleet of 12, 60-tonne rigid frame mining trucks. A frontend wheel loader will support the excavators with loading and ore blending.

Tailings produced at the concentrator will be segregated after the desulphurization circuit into low-sulphur content of non-acid generating (“NAG”) tailings and a sulphide concentrate of potentially-acid generating (“PAG”) tailings. Both NAG and PAG will be filtered to reduce water content, loaded with a front-end wheel loader into a fleet of five, 60-tonne haul trucks, transported to the CDF facility, and co-disposed with waste rock into deposition cells on a lined platform. A fleet of CAT D8 dozers and hydraulic excavators will place and compact the tailings and waste rock on the CDF.

The mine will operate on two 8-hour shifts, 5 days per week, while the mill will operate 24 hours per day, 365 days per year. A storage dome containing crushed ore will ensure availability of ore to the mill when the mine shuts down for evenings and weekends.

The ultimate pit designed for the Project considers 20 m wide haul ramps for double-lane traffic, 13 m wide ramps for single-lane traffic for the lower benches, a maximum ramp grade of 10%, and a minimum mining width of 20 m. SRK Consulting carried out an open pit slope investigation and stability assessment in 2021 to update previous geotechnical work.

The ultimate pit is approximately 3,000 m long and 400 m wide at surface. The total surface area of the pit is roughly 82 ha. The pit contains five independent ramp systems which are required for pit phasing and the in-pit placement of waste rock and tailings. The deepest part of the pit is at the 345 m elevation, at the north end of the pit, where the total depth of the pit from surface reaches 185 m. The pit avoids a wetland on the southwest corner and at its closest point, is 110 m away from the Hydro-Québec power lines.

To maximize the net present value (“NPV”) of the Project, mining phases (pushbacks) have been designed and incorporated into the mining sequence to defer waste rock stripping and to provide a blended feed grade that is acceptable for the concentrator over the life of the Project.

The deposit will be mined from south to north to ensure adequate space is available for in-pit backfilling of waste rock and tailings once the initial CDF at surface is filled to capacity. The south end of the pit can also be accessed at lower strip ratios than at the north end. The mine plan promotes progressive reclamation to minimize affected land and impacts on biodiversity.

A mine production plan has been prepared using the Mine Plan Schedule Optimizer (“MPSO”) tool in the Hexagon MinePlan 3D software. The mine plan has been prepared quarterly for the first 2 years of production, annually for the following 11 years, and in 3-year increments thereafter. The mine plan also includes a six-month period of pre-production to prepare the pit for mining operations.

The mine plan aims to produce up to 105,900 t of concentrate per year and targets the nominal mill throughput capacity of 324 tph, resulting in a maximum mill feed of 2.551 Mtpy considering an overall mill utilization of 90%.

During the 25-year life of the mining operations, the total material mined from the open pit peaks at 6.2 Mt in Year 3 and averages 5.6 Mtpy for the first 22 years. The average diluted C(g) grade ranges from 4.00% to 4.40% for the first 22 years, and averages 4.88% in the final 3 years. The mine plan is successful at achieving the targeted concentrate production, with a low of 101,000 t in Year 12 and a peak of 105,900 t in Years 8 and 10. The nominal concentrate production is 105,882 tpy.

The Corporation has signed a Master Fleet Services Agreement (“MFSA”) with Caterpillar, who will supply the equipment using its Job Site Solutions (“JSS”) service model. With this model, the Corporation will pay for machine use on an hourly basis, which includes the machine supply and maintenance (parts and service), and a fleet management system. The Corporation will be responsible for fuel consumption, machine operator, wear parts and supply to the mine garage.

The mine workforce, which includes the tailings operations team, will peak at 78 employees when the mine is in full production.

For more details regarding the mining methods, refer to chapter 16 of the 2025 Matawinie Mine Feasibility Study.

Recovery Methods

The mineral processing facility has been designed to produce a nominal quantity of 105,882 dry tonnes of graphite concentrate per year. The design was based on the results from the metallurgical testing that has been done at the Corporation’s demonstration plant and at external laboratories. Table below summarizes the general process design basis. It is assumed that the total carbon content, referred to as C(t), should be equal to C(g), in graphite concentrate, since the processing of the ore usually eliminates sources of carbon other than graphite.

Table: General process design criteria

Parameter	Unit	Value
Nominal Ore Processing Rate	dry tpy	2,563,728
Total Carbon Ore Grade	% C(t)	4.33
Graphite Ore Grade	% C(g)	4.23
Crusher Operating Time	%	37.5
Concentrator Operating Time	%	90
Final Graphite Concentrate Grade	% C(g)	97.5

Parameter	Unit	Value
Final Graphite Concentrate Recovery	%	93
Total Nominal Graphite Production	dry tonnes per year	105,882

The concentrator is designed to produce a graphite concentrate containing 97.5% C(t) (total carbon) from an ore containing 4.33% C(t). Tailings will be processed to generate two tailings streams, NAG and PAG. Each stream will be dewatered and filtered. Table below shows the high-level mass balance.

Table: Concentrator mass balance

Stream	Solids		Total Carbon (C(t))
	tpy	tph	Grade	Recovery
Feed	2,563,728	325.2	4.33%	100.0
All Concentrates	105,882	13.4	97.5%	93.0
+50 mesh concentrate	12,705	1.6	-	-
-50 to +80 mesh concentrate	31,765	4.0	-	-
-80 to +150 mesh concentrate	29,647	3.8	-	-
-150 mesh concentrate	31,765	4.0	-	-
All Tailings	2,457,846	311.8	0.32%	7.0
NAG	-	257.6	-	-
PAG	-	54.2	-	-

◾	Run of mine (“ROM”) is crushed using jaw crushers. The crushed ore is transported by conveyor to the covered stockpile. Crushed ore is withdrawn from the pile with apron feeders and is sent to the grinding circuit using a conveyor.
◾	The semi-autogenous (“SAG”) mill is in closed circuit with a single deck vibrating screen. The screen oversize is returned to the SAG mill and the screen undersize is sent to the ball mill circuit.
◾	The ball mill operates in closed circuit with a bank of cyclones. The ball mill discharge is pumped to the cyclones feed, the underflow of which returns to the ball mill while the overflow proceeds to the rougher/scavenger flotation.
◾	The graphite liberation particle size in the cyclones overflow corresponds to a P80 of 0.212 mm for nominal case and 0.150 mm for design case.

◾	The rougher/scavenger flotation circuit consists of four mechanical tank cells and aims to recover the majority of all liberated graphite.
◾	Upgrading of the rougher/scavenger graphite concentrate is done in four cleaning stages that will be conducted in series. The primary cleaning phase consists of polishing mill and mechanical flotation cells; cleaner 1 concentrate goes to the cleaner 2 while its tailings are pumped to the cleaner scavenger cells for the recovery of the more challenging middlings. The cleaner 2 concentrate will be sent to the secondary cleaning, comprised of attritor milling stage before flotation stage. The attritor mill discharge will be transferred to cleaner 3; concentrate of this flotation cell goes to the 4th tank cell while its tailings are pumped to the cleaner scavenger. The tailings of cleaner 4 are returned to cleaner 3 and their concentrate will be pumped to the 3rd cleaning stage then the 4th. Those two last cleaning stages are similar to the previous one (each with an attritor milling stage) except that a flotation column is used at the end of the circuit. The concentrate of the last column (cleaner 8) is considered as final concentrate and will be pumped to the concentrate thickener.
◾	The final graphite concentrate is thickened, filtered and dried. After drying the product is bagged in bulk or dry screened and bagged into four typical products: (+50 mesh/+300 μm), (-50 +80mesh/ -300 +180 μm), (-80 +150mesh/-180 +106 μm) and (-150 mesh/-106 μm).
◾	The concentrator tailings are initially thickened for process water recovery and then pumped to the tailings desulphurization circuit. Desulphurization circuit consists of two main steps, first removal of the magnetic sulphides by the Medium Intensity Magnetic Separator (“MIMS”) and then treating the non-magnetic portion in the sulphide flotation circuit for further sulphide removal. This circuit produces NAG tailings and PAG tailings that are thickened, filtered and stockpiled before being trucked to the co-disposal site.
◾	Reagents used for the graphite concentration process are the collector (fuel oil) and frother (methyl isobutyl carbinol “MIBC”). A collector (Xanthate) and a frother (MIBC) are used in the desulphurization circuit. A flocculant and lime will also be required.
◾	Water recycling will be maximized as most of the process water will be recovered either from the thickeners or the BC-2 pond. Fresh water consumption is minimized and is only used when clean water is required for the reagent preparation or to compensate BC-2 pond shortages during the winter season.

The concentrator and administration personnel amounts to 66 which brings the total to 144 full-time employees working at the Matawinie Mine once in full production.

For more details regarding recovery methods, refer to chapter 17 of the 2025 Matawinie Mine Feasibility Study.

Project Infrastructure

Project Infrastructure

◾	The project infrastructure includes the 120 kV electrical power line, the main access road and site roads, industrial area buildings including the crusher, concentrator and stockpiling domes, prefabricated electrical rooms and service buildings. It also includes the tailings storage area, water management facilities with collection basins and ditches to collect surface runoff, dewatering for the open pit, pumping stations, piping and a water treatment unit.
◾	Site services include electrical distribution and communication, site fire protection, fresh and process water supply, potable water, and sewage treatment.

Water Management Plan

◾	The mine water management plan addresses the surface runoff and process water to be collected from the industrial areas, including the open pit, the rockfill/overburden/topsoil stockpiles and CDF, and along the mining/access roads of the Matawinie Mine site. The surface water management infrastructure (i.e., ditches, basins and pumping/treatment requirements) are sized based on the required volume of surface runoff to manage, which varies based on the catchment area of the CDF and the open pit. Hence, the water management plan is divided into two distinct phases (A and B-1) as the drainage area increases with the mine development. Water to be used in the mineral processing will be taken directly from the BC-2 pond, located in the industrial area. The remaining water will be kept in the basin for recirculation or directed to the WTP. Treated water from the WTP will be discharged into the Ruisseau à l’Eau Morte following monitoring of flow and water quality, in full compliance with applicable laws, regulations, and standards.

Co-disposal Facility

Geochemical testing carried out demonstrated that the tailings to be generated at the Matawinie Mine are PAG. Therefore, most of the tailings will be desulphurized by sulphide flotation and magnetic separation to produce a stream of NAG and a stream of PAG tailings, thereby reducing the amount of PAG tailings. After the thickening process required for process water recovery, NAG and PAG tailings will be filtered using presses prior to being hauled to the CDF. Both the NAG and PAG tailings, along with the waste rock generated by mining activities, will be placed and compacted within the CDF. According to the most recent mine plan, in-pit deposition will be carried out in the 7th year of operation. The total quantity of waste rock and tailings to be managed in the CDF, including the in-pit deposition, is 67.4 Mm3. Progressive reclamation of the CDF will also be carried out starting in Year 4 of mine operation.

For more details regarding the project infrastructure, refer to chapter 18 of the 2025 Matawinie Mine Feasibility Study.

Market Studies and Contracts

◾	Market Studies and Final Product Pricing

This section has been written with information provided by Benchmark Mineral Intelligence (“BMI”) and other confidential market research firms. BMI is an independent credible source that compiles international graphite prices and other commercial information for various commercial size fractions and concentrate purities. Market information from contracts with customers, namely Traxys North America LLC, Panasonic Energy Co., Ltd, as well as from other commercial arrangements with an undisclosed active anode manufacturer and with the Government of Canada, are confidential; however, it was considered when pricing the graphite concentrate flakes of this section.

◾	Flake Graphite

Flake graphite is a product that is essentially a concentrate from the Matawinie Mine. It can be commercialized without added-value processing; many established markets use such product. The LOM basket price is set at $1,334/t based on flake size distribution and purity, as presented in Table below, which represents a total volume of 105,882 tpy. BMI prices from Table below are derived from an August 2024 analysis and have remained largely unchanged since, indicating a stable pricing environment.

Table: NMG’s selling price for flake graphite products

Product	+50 Mesh	+80 Mesh	+150 Mesh	-150 Mesh
Mine Flake Size Distribution (%)	12	30	28	30
Mine Flakes Output (tpy)(1)	12,706	31,765	29,647	31,765
Price (USD)(2)	1,625	1,380	1,281	1,222

Notes:

(1)	Mine flakes output based on a nominal production rate of 105,882 tpy.
(2)	BMI – Natural Graphite Market Study – August 2024.

Project Contracts

Several important milestones have been reached in the development of the Matawinie Mine including securing an energy block for the mine and concentrator from Hydro-Québec with engineering of the electrical line underway, permits to start construction have been granted, and the access road to the Matawinie Mine site has been built. Additionally, the basic and detailed engineering advancement is well advanced.  Long lead items for the electrical substation (transformer and switchgear) have been awarded. The main contracts remaining to be awarded pre-FID to maintain the Matawinie Mine’s critical path are the following:

◾	Long lead mineral processing equipment (mills and filter presses);
◾	Construction management contract;
◾	Civil construction tenders.

For more details regarding the market studies and contracts, refer to chapter 19 of the 2025 Matawinie Mine Feasibility Study.

Environmental Studies, Permitting, and Social and Community Impact

◾	The Corporation intends to develop ESG-oriented operations at its Phase-2 Matawinie Mine through the integration of some of the industry’s latest technological innovations, best practices to reduce GHG emissions, sustainable design of infrastructure to minimize environmental impacts and proactive management of potential social impacts.
◾	Continuous active stakeholder engagement plus an Environmental and Social Impact Assessment (“ESIA”) realized by SNC-Lavalin (2019) for the Matawinie Mine underpin sustainable development of the Matawinie Mine. Complete inventories of fauna and flora were carried out to optimize the development by reducing the Matawinie Mine’s footprint, avoiding sensitive habitats and integrating mitigation measures for vulnerable species. All impacts generated by this Project have been controlled and contained within 1 km of the mining site. Following an extensive public hearing process in 2020, the BAPE issued its report and recommendations regarding NMG’s Phase-2 Matawinie Project. The Government’s environmental assessment analysis continued at the MELCC and resulted in the adoption of a ministerial Decree that authorized the Matawinie Project on January 20, 2021, (Décret 47-2021). Following the issuance of the Decree, the Corporation must still comply with the different regulatory requirements regarding the quality of the environment, social and environmental monitoring, reporting, and permitting for different phases of construction, mining operations, and closure.
◾	The concentrator and the CDF of tailings and waste rock will be located less than 500 m from the mine as to minimize truck cycle times and lower the Matawinie Mine’s operating costs. As specified in Condition 3 of the Decree, full-scale field-testing was constructed during the summer of 2020 reproducing the parameters of the tailings’ co-disposal design. The goal was to simulate specific parameters of the deposition plan with instruments at certain strategic locations. The results of the cell provide insight to ensure a safe design including proof design criteria into the deposition plan and the monitoring QA/QC program (Condition 4 of the Decree). Based on collected data and correlations, project pH-dependent water-quality models for full-scale mine site components are validated (Lamont and MDAG, 2020, Lamont, 2020).
◾	Progressive reclamation activities will be carried out during the mining activities. The final reclamation cover will be placed on the co-disposal pile as soon as an area of the pile will have reached its final elevation. Reclamation will include all activities carried out during the mining operations (progressive reclamation) and at the end of mining activities covered by the closure plan.
◾	The Corporation has planned its operation activities to respect the noise limits of the zoning category I of instruction notes 98-01, which are 45 dBA during the day and 40 dBA at night (LAr, 1 h) applicable with a voluntary acquisition program within 1-km radius of the open pit or to the closer receptor (if less than 1 km radius). The Corporation will carry out annual noise measurement campaigns during construction and operation. A permanent station in the residential sector Domaine Lagrange is installed and provides real-time noise measurements, making it possible to monitor variations in noise emissions and provide reference data.
◾	In February 2024, the Corporation submitted a Decree modification. The requested modifications are the result of the Corporation’s exploration work, which had identified a continuity of the deposit to the south of the proposed pit in the area where Hydro-Québec held the surface rights because of the construction of a new high-voltage line. In February 2022, Hydro-Québec transferred its surface rights to the Corporation so that the graphite resources south of the pit could be mined. At the same time, the Corporation carried out geotechnical stability studies for the pit walls, which led to the optimization of the slopes for the mining operation and its securing. As a result, with the expansion of the pit to the south and a modification of the slopes, the reserves, and quantities of mine waste to be extracted were reviewed and increased accordingly, which led to a change in the mining plan. With the new mining plan, the average annual mining rate has, therefore, been slightly increased. In 2022, the Corporation published an integrated feasibility study that combined updated plans for the Matawinie Mine and Bécancour Battery Material Plant (Allaire et al., 2022). At the time of the publication of this Study, the detailed engineering of the mine’s infrastructure was already advanced and the construction of certain elements of the mine project had begun, which led to clarifications compared to the 2018 feasibility study (DRA, 2018). The effects of the activities that are part of the application for an amendment to the Decree on the valued components consider all adjustments to the mining project. To do this, atmospheric emissions, or noise environment models, were carried out with information from the up-to-date detailed engineering plans. The application to amend the Decree concerns the capacity of the Matawinie Mine with an increase in production or, a change in the process, and covers activities related to the following aspects:
◾	Updating hours of operation for the transportation and handling of tailings;
◾	Updating the mine plan, including the expansion of the pit to the south;
◾	Graphite production from 100,000 tpy to 106,000 tpy, including industrial site adjustments;
◾	The authorization to amend Condition 2 of Decree 47-2021 in accordance with the update of the mining plan;
◾	The addition of a powder magazine.
◾	As specified in Condition 3 of the Decree, full scale field testing was undertaken during the summer of 2020. The goal was to simulate specific parameters of the deposition plan for the CDF with instruments at certain strategic locations. Probes for measuring temperature, capillary pressure, water content and oxygen content have been installed, and data has been collected and analyzed since August 2020. After 3 years, the cell provided all the information required to enable the development of design criteria for the full-scale Matawinie Mine.
◾	As per Condition 6 of the Decree, the Corporation must present the progress of work to electrify mobile mining equipment as well as an update of the schedule for carrying out this work.
◾	The Corporation carries out the environmental monitoring activities as described in the Decree and/or as requested by the government authorities in authorizations. The final version of the territorial integration plan was sent to the MRNF and MELCCFP (Condition 13) and has been approved. A Monitoring Committee is in place and acts as a consultative body as well as a platform for environmental and social surveillance of the Corporation’s operations. Led by NMG’s Community Relations Coordinator and with planned representation of local citizens, the Atikamekw First Nation, business representatives, and local organizations, the committee will remain in place until the post-closure monitoring period of the mine.

For more details regarding the reasonably available information on environmental, permitting, and social or community factors related to the project, refer to Chapter 20 the 2025 Matawinie Mine Feasibility Study.

Capital and Operating Costs

Matawinie Mine and Concentrator Capital Cost Estimate

◾	The Matawinie Mine is a greenfield mining and processing facility with a nominal mill feed capacity of 2,563,728 tpy of ore to produce 105,882 tpy of graphite concentrate. The estimated capital cost for the mine and concentrator plant is including direct and indirect costs. An additional of sustaining capital was allocated for the CDF and water management.

Table: Summary of capital cost estimate for the Matawinie Mine and Concentrator

Area	Description	Total ($)
0	Site Preparation	56,400,760
1	Mine	8,851,475
2	Ore Crushers & Stockpile	27,276,149
3	Processing Plant	124,873,785
4	Architectural	15,484,854
5	Mechanical	52,279,138
6	Reagents	5,681,414
7	Tailings and Water Management	31,629,142
Total Direct Costs		322,476,717
	Owner’s Costs	20,714,142
	EPCM Services	26,092,924
	GC General Conditions	16,855,328
	POV & Mechanical Acceptance	2,630,947
	Commissioning Spare Parts	0 – included in Direct Costs
	Initial Fill	613,888
	Freight	6,138,876
	Vendor Representatives	1,929,361
	Insurance and Duties	1,403,172
	Contingency	22,388,503
Total Indirect Costs		98,767,139
Total Direct + Indirect Costs		421,243,856

Note: Totals may not add up due to rounding.

Matawinie Mine and Concentrator Operating Cost Estimate

◾	The estimated operating costs of the Matawinie Mine cover mining, tailings, processing, general administration, concentrates transportation cost and sales and marketing fees.
◾	The sources of information used to develop the operating costs include in-house databases and outside sources particularly for materials, services and consumables.

Table: Operating costs summary for the Matawinie Mine and Concentrator Project

Description	Cost per Year ($/y)(1)	Cost ($/t concentrate)(2)	Total Costs (%)
Mining	14,391,474	136	32%
Ore Processing	19,984,518	189	45%
Tailings & Water Management	4,265,192	40	10%
General and Administration	3,161,902	30	7%
Transportation Cost (3)	2,339,573	22	5%
Sales and Marketing	177,607	2	0%
Total OPEX	44,320,267	419	100%

Notes:

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period.
(2)	Costs are calculated based on a nominal production rate of 105,882 tpy
(3)	Total transport costs for the portion of concentrate sent to client designated receiving facilities are distributed across total concentrate production.

For more details regarding capital and operating costs, refer to Chapter 21 of the 2025 Matawinie Mine Feasibility Study.

Economic Analysis

●	An economic analysis based on the production and cost parameters of the Project was prepared and the results are shown in Table below.

Table: Economic highlights

Description	Unit	Value
Total Diluted Proven and Probable Reserve	M tonnes	61.7
Nominal Concentrate Production	tpy	105,882
Total Revenue	$M	3,308
Total Operating Costs	$M	1,097
Initial Capital Costs (excludes Working Capital)	$M	421
Sustaining Capital Costs	$M	45
Mine Rehabilitation Trust Fund Payments	$M	23
Total Pre-tax Cash Flow	$M	1,721
Total After-tax Cash Flow	$M	1,101

◾	The financial analysis is based on the sales prices (weighted average on the life of mine) shown in Table below. Prices in USD were converted to CAD with the exchange rate of 0.7143 USD per CAD (1.40 CAD per USD) was used to convert the USD market price projections into Canadian currency.

Table: Sales prices breakdown per product

Flake Size	Price (LOM Average / in USD)	Distribution
Jumbo (+50 mesh)	1,625	12%
Coarse (-50+80 mesh)	1,380	30%
Intermediate (-80+150 mesh)	1,281	28%
Fine (-150 mesh)	1,222	30%
Matawinie Basket	1,334	100%

The financial indicators associated with the economic analysis are summarized in Table below.

Table: Economic highlights

Economic Highlights	Unit	Matawinie Mine
Pre-tax NPV (8% discount rate)	$M	379
After-tax NPV (8% discount rate)	$M	238
Pre-tax IRR	%	17.3
After-tax IRR	%	15.8
Pre-tax Payback	year	5.7
After-tax Payback	year	5.3
Nominal Annual Production	tpy	105,882 t of graphite concentrate
Life of Mine	year	25

◾	Figures below show the sensitivity of the after-tax NPV and IRR, respectively, to variations in Capex, Opex, Sales Prices and the USD/CAD Exchange Rate. The vertical dashed lines represent the typical margin-of-error interval associated with FS-level cost estimates.
◾	The 2025 Matawinie Mine Feasibility Study was compiled according to widely accepted industry standards. However, there is no certainty that the conclusions reached in this 2025 Matawinie Mine Feasibility Study will be realized.

Figure: Sensitivity of the Matawinie Mine NPV @ 8% (after tax):

Figure: Sensitivity of the Matawinie Mine IRR (after tax):

For more details regarding the economic analysis, refer to Chapter 22 of the 2025 Matawinie Mine Feasibility Study.

Interpretation and Conclusions

◾	The 2025 Matawinie Mine Feasibility Study shows that the Matawinie Mine is technically feasible as well as economically viable. It supports the Corporation’s Project financing. From the FID, the Corporation’s Phase 2 Matawinie Mine could be built within an approximate 31-month schedule.
◾	There is no certainty that the economic forecasts on which this study is based will be realized. There are a number of risks and uncertainties identifiable to any new project which usually cover the mineralization, process, financial, environment and permitting aspects. The Corporation’s Phase-2 is no different and an evaluation of the possible risks was undertaken as part of the 2025 Matawinie Mine Feasibility Study.
◾	Following an analysis of the major risks to the Project, the study recommends a P50 management risk reserve of $21M. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are 1) Construction productivity differing from baseline estimate; 2) Specialized equipment delivery times are longer than expected; and 3) Contractor bids differ from the budget.
◾	The QPs of the 2025 Matawinie Mine Feasibility Study consider that, within their expertise, the Matawinie Mine is sufficiently robust to warrant moving to the development phase.

For more details regarding the interpretation and conclusions, refer to Chapter 25 of the 2025 Updated Feasibility Study.

Recommendations

Table below lists the most significant recommended work to further advance and optimize the Corporation’s Project.

Table: Significant recommendations cost breakdown

Recommendations	Costs ($)
Additional drilling to convert Probable Mineral Reserves to Proven Mineral Reserves in the Starter pit and Phase - 1 pit	700,000

For more details regarding the recommendations, refer to Chapter 26 of the 2025 Updated Feasibility Study.

Uatnan Mining Project

The following description of the Uatnan Property was summarized from the Uatnan Mining Project Report that was prepared by Mr. André Allaire, P.Eng., PhD, Jeffrey Cassoff, P.Eng., Vera Gella, P.Eng., Merouane Rachidi, P.Geo., Ph.D. and Claude Duplessis, P.Eng. (the “Authors of the Uatnan Mining Project Report”), each of whom is a “qualified person” and “independent” of the Corporation, as at the issuance date of the Uatnan Mining Project Report, within the meaning of NI 43-101 and is qualified in its entirety with reference to the full text of the Uatnan Mining Project Report. The summary is subject to all the assumptions, conditions and qualifications set forth in the Uatnan Mining Project Report. The Uatnan Mining Project Report was prepared in accordance with NI 43101 and for additional technical details, please see the complete text of the Uatnan Mining Project Report which was filed with the applicable regulatory authorities and was posted under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov on February 24, 2023. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the Uatnan Mining Project Report. In this section, the number identifying each table and figure referred to the number identifying each of these tables and figures in the Uatnan Mining Project Report.

All statements contained in these sections are based on expectations, estimates and projections as of the date of the Uatnan Mining Project Report. The estimates and projections of future production for the Uatnan Mining Project are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are based on existing plans and other assumptions which change from time to time, including mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations; actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Accordingly, these estimates and assumptions may prove to be incorrect as of the date of this Annual Information Form and readers should not place undue reliance on such information. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Readers are cautioned that the information provided in this section is provided as of the effective date of the Uatnan Mining Project Report, being January 10, 2023.

Introduction

This PEA of the Uatnan Mining Project was commissioned by the Corporation to satisfy one of the conditions relating to the OJV Agreement with Mason. For more information regarding the OJV Agreement, see the Corporation’s press releases dated May 16, 2022, and July 20, 2022. The Corporation and Mason are both issuers of the Uatnan Mining Project Report.

Mason is a Montréal based company listed on the TSXV under the symbol “LLG”. The company was formed in 2012 for the acquisition and development of the Lac Guéret graphite deposit.

In this summary, all currency amounts are in Canadian Dollars (“CAD” or “$”) unless otherwise stated, with commodity prices typically expressed in U.S. Dollars (“USD”). Units of measurement are generally stated in the Système international d’unités (“SI”) metric units, the standard Canadian and international practices, including metric tons (“tonnes”, “t”) for weight, and kilometres (“km”) or metres (“m”) for distance.

Project Description, Location, and Access

The Uatnan Mining Project, one of the world’s largest graphite projects in development, aims to develop the Lac Guéret graphite deposit located approximately 285 km north of the city of Baie-Comeau, Québec, Canada. The Uatnan Mining Project Report presents the results of the PEA for the Uatnan Mining Project which includes the mine and beneficiation plant for the production of approximately 500 ktpy of graphite concentrate.

The Corporation and its consultants revisited all components of Mason’s original mining project to align the development of the Lac Guéret graphite deposit with today’s market opportunity and potential customers’ requirements.

Considering the significant modifications to Mason’s original project, the Corporation initiated a name change with the collaboration of the Innu First Nation of Pessamit. The deposit is located on the Nitassinan, the Innu of Pessamit’s ancestral territory, in a sector referred to as “Ka uatshinakanishkat” meaning “where there is Tamarack”. Hence, the name Uatnan meaning Tamarack, a conifer prominent in the area, was chosen to identify the Property and Project.

The Uatnan Mining Project is located in the Côte-Nord Administrative Region, in northeastern Québec, Canada. The graphite deposit is centred on 51°07’N and 69°05’W and consists of 74 CDC claims of which 71 are located on NTS topographic map sheet 22N03, and three on sheet 22K14. The Property lies on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux-Outardes municipality, approximately 220 km as the crow flies, north-northwest of the town of Baie-Comeau. This town is the nearest accessible community of significant size. Figure 4-1 below present the location of the Uatnan Mining Project.

Figure 4.1
Uatnan Graphite Property, Côte-Nord
Administrative Region, Province of Québec
Main Roads
Class 1 Forestry Gravel Road
N
Kilometers
0
25
50
100
Projection: UTM NAD 83 Z19 Scale 1:1.7 M
Created by: Antoine Cloutier P. Geo, January 10, 2022
Hudson Bay
Ontario
Province of Québec
Uatnan Property
Baie-Comeau
Québec City
Montreal
Toronto
USA
New York
Atlantic Ocean
Uatnan Property
Manicouagan Reservoir
Forestry Road R0928
Daniel-Johnson
Hydroelectric Dam
(Manic-5)
Forestry Road R0924
389
138
Baie-Comeau
St-Lawrence River
Pessamit Innu First Nation Community
138
132
Matane
400000
500000
600000
5800000
5700000
5600000
5500000
5400000
71°0'0"W
70°0'0"W
69°0'0"W
68°0'0"W
67°0'0"W
52°0'0"N
51°0'0"N
50°0'0"N
49°0'0"N

Figure 4-1 - Location of the Uatnan Property

Access to the Uatnan Mining Property is via the paved all-weather Highway 389 from Baie-Comeau, Québec to Wabush, Labrador. At Km 202, south of the Manicouagan-5 /Daniel-Johnson hydroelectric dam, a Class 1, main haul gravel logging road turns northwest from the paved road. It continues about 85 km north-northwest from the highway towards the southwest shore of Lac Manicouagan.

The Uatnan Mining Property is located in a system of former logging roads that are sporadically maintained by logging companies and were in sound condition as of 2022. Numerous logging roads run cross and around the Property and give good access to the claim block.

The closest town, Baie-Comeau, has a deep-water port which accommodates shipping freighters and cruise ships with up to 9.0 m water draught. Vehicle and rail ferries allow crossing the St- Lawrence River to the city of Matane on the south shore enabling easy access to the rest of the North American Continent.

Baie-Comeau also hosts a regional airport with regular scheduled flights from Montréal and Québec City.

The Uatnan Mining Property covers an area of 3,999.52 hectares, all of which were 100% in the interest of Mason with the claims (74 claims) in good standing until July 17, 2024. The claims have not had any legal surveys. All claims are map-staked claims and are registered in the Québec GESTIM database.

Royalties and Other Agreements

The Corporation entered into the Investment Agreement and the OJV Agreement to explore the potential development of the Lac Guéret deposit. Those agreements align with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from mineralized material to battery materials, at the western markets’ doorstep. Following the successful initial closing of the Investment Agreement, the Corporation and Mason initiated the PEA on the Uatnan Mining Property.

The transaction, as approved by Mason’s shareholders, entails, among others and subject to the terms and conditions of the Investment Agreement and OJV Agreement:

1.	$5 million equity investment by the Corporation in Mason, in two instalments;
2.	Project development through a preliminary economic assessment and bankable feasibility study following NI 43-101 rules and guidelines; and
3.	Upon completion of technical studies and a $10-million investment in related works (which includes technical studies work), and at the time of acceptance of such technical studies work by Mason, the Corporation shall be deemed to have acquired 51% participation in the Uatnan Mining Property and will be appointed as operator. The joint venture would be funded by each party per its proportionate share of each of the approved work programs and budget and all other expenditures approved in accordance with the OJV Agreement.

As of the date of the Uatnan Mining Project Report, a mining lease request from Mason for the future mine was being evaluated by the MRNF and the validity of three affected claims (CDC 1037522, CDC 1040768 and 1040769) was suspended as part of the normal evaluation procedure.

As of the date of the Uatnan Mining Project Report, there were no registered encumbrances or royalties known on the Uatnan Mining Property.

Risk Factors, Permits and Environmental Liabilities

In June 2017 Mason and the Pessamit Innu First Nation signed an Impact and Benefits Agreement (“IBA”) concerning the Lac Guéret Project.

All permits needed to complete the work to date have been obtained such as tree clearing permits for exploration work. Although a ministerial decree authorizing the Lac Guéret Mine Project (Decree #608-2018) was granted by the MELCC on May 16, 2018, the substantial changes to the Uatnan Mining Project presented in the Uatnan Mining Project Report could necessitate the application for a new authorization or modification of such decree. Additional information on the work needed to obtain this authorization is further discussed in Chapter 20 of the Uatnan Mining Project Report.

The Uatnan Mining Project is part of an industry that contains various risks and uncertainties. The risks and uncertainties listed below are not the only ones to which the Uatnan Mining Project is subject. Additional risks and uncertainties not presently known by the Corporation and Mason, or which the Corporation and Mason deem to be currently insignificant, may impede the schedule and performance of the Uatnan Mining Project. The materialization of risks could harm the activities of the Uatnan Mining Project and have significant negative impacts on the financial situation and the operating results of the Uatnan Mining Project.

The Uatnan Mining Project Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. There is no certainty that the resource development, production, and economic forecasts on which the Uatnan Mining Project Report is based will be realized.

A socio-economic risk exists which may affect the access or the right or the ability to perform work on the land in the form of social acceptability of the Uatnan Mining Project by the Pessamit Innu First Nation and local users of the land.

Additionally, the Uatnan Mining Project does not have an operating history. Whether income will result from any of the Uatnan Mining Project’s activities will depend on the successful establishment of new mining operations. As a result, the Corporation and Mason are subject to all of the risks associated with establishing or expanding new mining operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

Various factors, including the successful construction, commissioning and ramp-up of the Uatnan Mining Project, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Uatnan Mining Project’s profitability. Accordingly, there is no assurance that the Uatnan Mining Project will ever be brought into a state of commercial production or that the Uatnan Mining Project’s activities will result in profitable mining operations.

The Uatnan Mining Project’s footprint has no accessibility restrictions known to the Corporation and Mason and is solely located on crown land. There are no known significant factors and risks other than as disclosed herein that may affect access, title, or the right or ability to perform work on the Uatnan Mining Property.

For more details regarding the project description, location, and access, refer to chapters 4, 5 and 20 of the Uatnan Mining Project Report.

History

Historical work consists of exploration for iron in the late 1950s by Québec Cartier Mines Ltd. In 2001, Phil Boudrias of Esbec Exploration (Sept-Îles, Québec) acquired the core claims that cover the existing resources based on prospecting road cuts made by Kruger Forest Products. Quinto optioned the Uatnan Mining Property in 2002 and added claims to cover the potential graphite and iron stratigraphy. It conducted exploration programs since 2002 focusing on the zones under review. No resource estimation has been published on either the graphite deposit or on the iron deposits prior to Mason’s resource estimation published in 2012. Quinto focused on the graphite stratigraphy, since the iron deposits appear to be too small to be economic in this region.

Following the exploration results between 2002 and 2004, in 2006, Quinto conducted a drill program on the northeast part of the GC Graphite Zone to define a tonnage and grade of the graphite in order to continue studies towards initiating an open pit mine. Twenty-six NQ drillholes totalling 2,468 m were drilled. The 2006 exploration program included trenching two trenches northeast of TR68, named TR69 and TR70, and a diamond drill program of 24 NQ holes totalling 2,152.1 m.

For more details regarding the history of the Uatnan Mining Property, refer to chapter 6 of the Uatnan Mining Project Report.

Geological Setting, Mineralization, and Deposit Types

Regional Geology

The regional geology includes the most southwesterly of several elongate anticlinoria of Gagnon Group metasediments that include the traditional iron formation stratigraphy of the Wabush-Mont Reed iron district. These units are metamorphosed equivalents of the Labrador Trough (New Québec Orogen) sediments that occur around Schefferville, Québec and north. The southwest Manicouagan Anticlinorium shows a core of Denault Fm dolomitic marble. The typical footwall to the Sokoman Fm, the Wishart Fm quartzite, appears not to be present as a mappable unit. The Sokoman Fm iron formation outcrops mainly in both the centre and edges, where they occur as linear, doubly folded (interference folds) anticlines and synclines on the scale of 0.5 to 2.5 km. Silicate facies of the Wabush were recognized in recently logged areas in the southern part of the anticlinorium but have not been mapped historically. The quartzite mapped near the graphite zones appears to be the upper, non-oxide, facies of the Sokoman Fm, not the Wishart quartzite, since it locally contains small amounts of magnetite, iron carbonates and iron silicates typical of the Sokoman Fm. The top of the Sokoman Fm has a diachronous, transitional contact with the overlying Menihek Fm pelitic sediments. The basal part of the Menihek unit, informally named the “Upper Gneiss” by Clarke (1977), forms the informal member, here named Lac Guéret Member of the Menihek Fm. The Katsao Fm gneiss has significant potassium feldspar (high K2O), whereas the paragneiss and schist of the Menihek Fm are deficient in K2O.

Graphitic metasediments are concentrated in the Lac Guéret Member above the Sokoman Fm iron deposits. Graphite also occurs in minor amounts in the adjoining Sokoman Fm near the contact, but most of the potentially economic graphite lies within the Member. This relationship is common in the district with examples at Lac Knife (QC) and the Mart Lake graphite showing at the Kami iron deposit (Labrador City, NL). Graphite formed as beds within clastic sedimentary basinal deposition under anoxic conditions that preserved the organic carbon and precipitated primary sulphides, mainly pyrrhotite, which is intimately intermixed with the graphite. Sulphides are limited to this depositional regime and do not occur in the host rocks outside of the graphite deposits. Upper amphibolite (kyanite facies) metamorphism affected all the rocks.

The conformation of the formations, including the graphite and iron oxide deposits, was modified by upward of five periods of Grenville-related deformations. The second and third events most strongly control the placement of the deposits into belts aligned northeast and dipping moderately to steeply southeast. Gentle cross-folding created interference fold patterns that affected the foliation dips. The deposits are essentially foliation-parallel. Late extension caused local recrystallization of host rocks, but with no significant remobilization of minerals. At this time, pyrite was formed from some of the original pyrrhotite.

The regional geology is shown in compilation maps (Figure 7-1) and the regional stratigraphy is shown in Table 7-1 (from youngest to oldest).

Table 7-1 - Regional stratigraphy

Figure 7-1 – Mason Graphite simplified regional geology map

Deposit and Mineralization

Crystalline flake graphite mineralization has been the focus of exploration by Mason on the Uatnan Mining Property.

Crystalline flake graphite deposits are usually sedimentary in origin. They occur when carbon-rich organic material, accumulated during sedimentation, is transformed into graphitic carbon crystals, or flakes, during metamorphism. This process is due to the burial of the sediments which are eventually subject to high heat and temperatures in the earth’s crust. Crystalline graphite deposits are commonly stratabound and hosted by porphyroblastic and granoblastic paragneiss, or pelitic gneiss, marbles, and quartzites (Harben and Kuzvart, 1996). Alumina-rich paragneiss and marble units in upper amphibolite or granulite grade metamorphic terranes are the most favourable host rocks. When present, flake graphite usually occurs in thin, centimetres to metre wide bands. In favourable conditions, wider coalescing bands in fold crests can provide sufficient volume needed for an economic deposit.

Graphite of Unit 1 (5-10% Cg) and Unit 2 (10-25% Cg) forms fine to coarse crystal flakes (<0.01 to >4 mm diameter) in quartz and quartzofeldspathic gneiss and schist. The in situ organic material was concentrated during late- or post-Labrador Trough deposition and recrystallized during the Grenville orogeny. It does not appear to have been enriched by tectonics or hydrothermal remobilization.

Unit 3 (+25% Cg) is characterized by a distinct pattern in flake distribution. The tendency is for clasts or non-re-crystallized centres of the original very fine to amorphous pre-metamorphic graphite schist to be enveloped by recrystallized very coarse (2 mm to 8 mm length) and pure graphite flakes as a result of ductile brecciation. This texture is more easily seen in outcrop than on core surfaces. The coarse flake graphite visually forms 7-12% of the total rock. For the purpose of resource estimation, units 1 and 2 were merged together and Unit 3 was kept differentiated at +25% Cg.

The grade limits used in the report are based on the statistical distribution of carbon presented in a study by Denis Marcotte, which suggests that the deposit comprises three distinct populations with threshold values of 5%, 10%, and 24.5% (Marcotte, 2013).

The depth of the mineralization is uncertain, and the deepest mineralized zone of the Uatnan Mining Project is reached by the hole LG 455 (Z = 220 m). It seems that the folded graphite bands are constrained within a broad inclined envelope.

Optical observations under reflected light microscopy show that the Uatnan Mining Property samples contain four types of graphite:

◾	Type 1: Graphite as flakes of varying sizes, automorphic, often elongated and sometimes associated with sulphides;
◾	Type 2: Graphite as imbricated flakes, intimately associated with sulphides;
◾	Type 3: Graphite with no regular form, sometimes associated with sulphides;

◾	Type 4: Graphite of μm form in inclusions within the mineral gangue associated with sulphides (pyrite and pyrrhotite)

Figure 7-6 – Graphite observed under optical reflected light microscopy

For more details regarding the geological setting, mineralization and deposit types of the Uatnan Mining Property, refer to chapters 7 and 8 of the Uatnan Mining Project Report.

Exploration

Québec Cartier conducted their major work in 1962 (Ferreira 1962a, 1962b). Baselines were cut on three grids-cutting with lines turned at 300 ft intervals for a total of 61 miles (98.5 km). Geological mapping and dip-needle magnetometer surveys were carried out at 1:2,400 scale on the grids. Six inclined AX-size diamond drillholes were drilled for a total of 2,301 ft (701.3 m). Most of the footage (1,820 ft or 554.7 m) was drilled in five holes around “Iron” and “Barrage” Lakes. Québec Cartier reported a global average of all samples at 36% Fe. The individual samples range from 12.9% to 40.5% Fe mainly in magnetite and lesser specular hematite iron oxide facies formation. Intervals range from 138 ft (42.1 m) to 420 ft (128.0 m). No further work appears to have been done after 1962.

Following the discovery of graphite at the GR Zone showing on a logging road by Phil Boudrias of Sept-Îles, QC in 2001, Quinto optioned a block of claims that forms the core of the present Uatnan Property from Exploration Esbec (Sept-Îles, QC) in 2002 and added claims on its own account to cover the favourable stratigraphy around the iron formation as well as the iron formation core itself.

After the initial Property evaluation in 2002 by Lyons, the majority of the exploration work was focused on the known graphite occurrences. In 2003, the first drilling campaign in that area totalling 1,206.9 m was completed. Exploration drilling was also done on selected targets by Quinto’s JV partner at the time, SOQUEM on distant targets on the Property in order to assess other anomalies and meet assessment work requirements. It was then followed in 2004 and 2005 by an exploration program targeted at airborne geophysical anomalies and other graphite occurrences as well as by extensive clearing and trenching, channel sampling, and detailed mapping of the GC Zone by Lyons in order to better understand the geology of the known deposit.

The 2006 exploration program included trenching two trenches northeast of TR68, named TR69 and TR70, and a diamond drill program of 24 NQ holes totalling 2,152.1 m. Three holes totalling 235.8 m were also drilled in the graphite stratigraphy outside of the GC-GR area for assessment purposes but are not discussed herein. The trenches were channel sampled using a concrete saw, but the original record of results appear not to have been completely transferred to Mason after Quinto was purchased by Cliffs Natural Resources in 2011. These included the number of samples, where they were taken and the analytical results. Lyons authored the NI 43- 101 reports for the 2002, 2003, and 2004 exploration works for Quinto, which included almost all the channel sampling. Lyons observed the trenches in May 2007 and noted that they extended the TR68 geology to the NE some 80 m.

All exploration works from 2012 onwards has only been drilling as described in the following section entitled “Drilling”.

For more details regarding the exploration of the Uatnan Mining Property, refer to chapters 6 and 10 of the Uatnan Mining Project Report.

Drilling

The 2012 drilling campaign conducted by Mason had a total of 163 drillholes, with 146 drillholes over the GC zone totalling 24,346.3 m and 17 drilled over the GR zone totalling 2,201.1 m. Drillholes length varied from 101 m to 303 m. The resulting 16,923 samples were analyzed by AGAT.

Figure 10-1 – Hole collars drilled between 2003 and 2012

The 2013-2014 drilling campaign conducted by Mason over the GC Zone consisted of 86 drillholes totalling 13,418 m. A total of 7,567 samples were analyzed by AGAT Laboratories (“AGAT”) and some samples were analyzed by COREM Labs (“COREM”) for external control.

Figure 10-2 – Drillhole collars (2003 to 2014) on the GC and GR Zones

A total of 24 holes were drilled in the GR zone totalling 3083.6 m and not included in the Mineral Resource estimate of the Lac Guéret deposit. The average depth of the drillholes was 128.5 m, with a maximum depth of 210 m. A total of 1964 samples were assayed.

Figure 10-3 – 2013 Exploration drilling outside the GR Zones

Mason commissioned Groupe Qualitas Inc. (“Qualitas”) to conduct a geotechnical investigation campaign to collect geological and geomechanical data for the adequate designing and construction of an open pit mine, and to conduct a preliminary investigation for the projected storage areas, crusher and silo locations detailed in the 2018 Feasibility Study Technical Report.

A total of 11 boreholes were drilled. Nine boreholes along the open pit area were drilled to provide geomechanical information for design and engineering purpose of the open pit. Two boreholes were drilled to provide geotechnical information on the overburden and surface bedrock.

For more details regarding the drilling of the Uatnan Mining Property, refer to chapter 10 of the Uatnan Mining Project Report.

Sampling, Analysis, and Data Verification

Sample preparation and analysis

Samples (including duplicate, reference, and blank samples) were taken for a total of 43,324 m (including 987 m of trenches) and sent to the laboratory for analysis. These numbers include 2003, 2006, 2012 and 2013/2014 drill campaigns.

Drilling collar coordinates of each drillhole are reported as x,y,z values in UTM NAD 83 Z19. Drill samples were initially taken as 2 to 3-m lengths within homogeneous rocks for a few drillholes. Afterwards the sample length was generally of 1.5 m. The sample lengths were also defined by abrupt changes in geology and visual graphite grades.

Sample FROM-TO intervals were defined using wax pencils on drill cores by the geologists. Sample booklets were filled using the measured FROM-TO sample definition. Paper sample tags with three identification parts were used; Part 1 stayed in the booklet, Part 2 was placed in the sample bag for the lab, and Part 3 was stapled in the core box at the beginning of each sample.

Technicians would then cut the drill cores with an electrical diamond saw in half along the drill core axis and perpendicular to the mineral banding. One half was left in the box and the other half was put in a plastic bag with the sample tag inside the bag. The sample number was also marked with a permanent black marker on the plastic bag.

A technician filled a chain of custody (“COC”) form given by AGAT to describe the sample batch, including the FROM-TO, sample numbers, the total number of samples to be analyzed and the type of analysis to be performed. A geologist would then verify that this form is correctly filled by comparing with the physical sample number and the number of samples to be sent.

Approximately five samples were grouped in a larger rice bag. Normally, samples for a full drillhole were sent as a group at the lab and would correspond to a laboratory batch. The bags were organized on pallets.

The pallets were placed in a Mason truck. Mason personnel brought the pallets to the Groupe Guilbault warehouse in Baie‐Comeau. The pallets were transported by Manitoulin Trucking Company to AGAT in Sudbury, Ontario.

Before storing the drill core boxes in steel core racks, the core boxes were labelled with metal tags describing drillhole number, box number and length FROM-TO.

The samples were transported by Manitoulin Trucking Company to AGAT in Sudbury, Ontario.

The samples were prepared as follows:

◾	Drill core samples weight were recorded as received;
◾	Samples were dried at 60 °C;

◾	Drill core samples were crushed and split to give a 250 g split sample;
◾	Split samples were pulverized to 75% passing through 200 mesh.

Total Carbon Analysis:

◾	All the operations involved for the total carbon analyses were performed directly at the instrument. The original analyses were performed on a LECO model CHSDR 600. The total carbon re‐assays were performed on a LECO model CS 844 (induction furnace ‐ which was used originally for the graphite analyses);
◾	0.2 g of pulp samples or less (if necessary, when carbon content is too high, and samples saturate the equipment) were placed in LECO crucibles;
◾	Crucibles with samples were put in a LECO furnace at 1,350° for 90 to 360 seconds (until all the carbon has been oxidized);
◾	Ct results were measured and reported in percent (%).

Graphitic Carbon Analysis:

◾	The operations for graphite analyses were performed at three different stations: weighing, digestion, analysis. The re‐assays were performed on a LECO model SC 432. The first analyses were performed on the CS 844;
◾	Around 0.25 g of pulp samples were placed in porcelain crucibles;
◾	5 ml of 50 % HCl is added to the pulp sample in the porcelain crucible;
◾	Crucibles were put on a hot plate (at approx. 100°C) for approximately 10 minutes;
◾	Samples were filtered using a fibreglass filter (1 micron openings) and rinsed with 50% HCl and then water (initial analyses performed in 2012 did not use filters);
◾	Samples with filters were put in boat crucibles and then on a hot plate for drying;
◾	Boat crucibles with samples were put in a LECO furnace at 1,350° for 90 to 360 seconds (until all the Carbon has been oxidized);
◾	Cg results were measured and reported in percent (%).

Specific gravity measurements by gas pycnometry were also taken every five samples for a total of some 3,478 analyses performed.

Quality Assurance and Quality Control (“QA/QC”) samples were inserted along the sample definition of the drill core. Generally, for each sample number ending with a 10, a duplicate sample was inserted, for each sample number ending with 35 and 85, a standard sample was inserted and for each sample number ending with 60, a blank sample was inserted.

Data verification

Geotic Log software was used to create individual log databases. Geology, sampling, coordinates, and geotechnical data were entered in individual Geotic log database tables by the geologist logging a specific drillhole.

During the 2012 drill campaign, field verifications were being done on a hole-by-hole basis. In accordance with the National Instrument 43-101 guidelines, Claude Duplessis Eng., has visited the Uatnan Mining Property on August 2, 2016, accompanied by Jean L’Heureux, Eng. A second site visit to the Property done on September 29, 2022, by Duplessis Eng., accompanied by Antoine Cloutier P.Geo of NMG.

In accordance with the NI 43-101 guidelines, Claude Duplessis Eng., has visited the Uatnan Mining Property on August 2, 2016, accompanied by Jean L’Heureux, Eng. A second site visit to the Uatnan Mining Property done on September 29, 2022, by Duplessis Eng., accompanied by Antoine Cloutier P.Geo of the Corporation.

The purpose of the site visit was to ascertain the geological setting of the Uatnan Mining Project, exploration works, and database verification.

Mason commissioned GMG to prepare an independent sampling program for the Uatnan Mining Property.

For the purpose of this program, three diamond drillholes (“DDH”) LG-19, LG-207 and LG-422 were selected to represent the three main diamond drill campaigns which occurred on the GC deposit in 2003, 2012 and 2014. Fourteen core boxes containing the remaining half cores of selected sections from these DDH were prepared and sent directly from Mason’s core shack by their geologist, Yves Caron, P.Geo., and received in Québec City by GMG on October 31, 2014. Forty-seven samples (including blanks and standards) were prepared at the GMG office in Québec and then sent to the Accurassay Laboratories (“Accurassay”) for analyses.

After samples reception and registration, the samples were crushed (size between 0 and 2 mm), pulverized and split in two pulps (Pulp 1 and Pulp 2). All the Pulp 1 samples (47 samples) and half of the Pulp 2 samples (19 samples) were analyzed. Eight duplicate samples of the Pulp 1 were also analyzed for the QA/QC program. Samples were analyzed for total sulphur by LECO (ALTS1), total carbon by LECO (ALTC1), major element concentrations by XRF (ALXRF1), and graphitic carbon by LECO (Cg).

Two standards were used for the QA/QC program; STD I correspond to the standard with low graphitic carbon concentration (Cg between 7.96% and 8.05%); STD II corresponds to the standard with high graphitic carbon concentration (Cg between 23.6% and 24.5%).

The graphitic carbon values of Pulp 1 and Pulp 2 are similar with a maximum difference of 1.9% for sample 4132 (Figure 12-4). This correlation may indicate a good sample preparation method (riffle splitting method) of the Accurassay laboratory.

Figure 12-4 – Graphitic carbon % values of Pulp 1 versus Pulp 2

A recent field visit was carried out by Claude Duplessis, Eng., and Antoine Cloutier, P.Geo., on September 29, 2022 on the Uatnan Mining Property. Claude Duplessis, Eng., Senior Engineer, a QP as defined by the NI 43-101 took some independent samples (the ¼ core samples) from four drillholes (Figure 12-10). A total of 13 core samples (Figure 12-11) and three surface samples from large blasted mineralized blocks presumed to be from the U1, U2 and U3 bulk sample sites were sent for analysis at ALS in Val-d’Or.

For more details regarding the sampling, analysis and data verification of the Uatnan Mining Property, refer to chapters 11 and 12 of the Uatnan Mining Project Report.

Mineral Processing and Metallurgical Testing

In the preliminary economic assessment issued in 2013 (the “2013 PEA”), a metallurgical testwork program was conducted using samples from four channels taken from rocky outcrops. The testwork concluded that the Lac Guéret deposit ore can be concentrated successfully without complex processing and the addition of polishing/attrition and cleaning stages ensures the final concentrate grade is maximized. Table 13-1 shows the saleable concentrate split into four size fractions +50, +80, +150 and -150 mesh, with an average blended concentrate grade of 93.7%.

Table 13-1 - Preliminary testwork results

Concentrate Particle Size	Weight (%)	Assay (% Ct)	Distribution (% Ct)
+50 mesh	18.6	96.9	19.0
-50 to +80 mesh	14.1	96.2	14.4
-80 to +150 mesh	13.1	96.2	13.3
-150 mesh	54.2	91.7	53.3
Total Concentrate	100.0	93.7	100.0

In the years that followed, several testwork programs were undertaken including both comminution and concentration tests on a variety of different samples.

Ore Unit Definition

The Lac Guéret mineralized material samples used for testwork was categorized into three units (U1, U2 and U3) according to the average graphitic carbon grade throughout the mineralized material’s body. The range in grades of each unit is presented in Table 13-2.

Table 13-2 - Mineralized material units definition

Graphitic Unit	Graphite Grade (Cg)
U1	5% < Cg < 10%
U2	10% < Cg < 25%
U3	Cg > 25%

In the years that followed, several testwork programs were undertaken including both comminution and concentration tests on a variety of different samples.

The Lac Guéret ore samples used for testwork was categorized into three units (U1, U2 and U3) according to the average graphitic carbon grade throughout the ore body. The range in grades of each unit is presented in Table 13-2.

Table 13-2 - Ore units definition

Ore Unit	Graphite Grade
U1	5% < Cg < 10%
U2	10% < Cg < 25%
U3	Cg > 25%

Sample Locations

The samples used for comminution and pilot-scale concentration testwork were from two bulk samples resulting from surface blasts in July 2014. Variability samples were also collected from four drillholes for additional comminution testing. Bench-scale concentration tests were performed on two-channel samples from Uatnan Mining Project Report batch materials as well as on three variability samples collected from nine drillholes. A detailed description of sample location, sample preparation and ore unit definition are presented in the 2018 Feasibility Study Technical Report.

Comminution

Comminution tests on the Lac Guéret material included JK Drop Weight tests (“DWT”), SAG Mill Comminution “SMC” tests, SAG design tests, Rod and Ball mill grindability tests, as well as abrasion tests.

The conclusion from the comminution testwork was that the Lac Guéret ore is soft in macro (impact) grinding, and generally soft in micro (attrition) grinding, with the exception of samples in ore unit U3 which were classified medium to very hard. All samples were characterized as mildly abrasive.

Concentration

Concentration testwork was performed on the PEA channel samples to test the repeatability of the PEA flowsheet and variability between mineralized units. Results revealed that previous performances were not exactly reproduced. The variability was attributed to the weathering of the samples over time. Additionally, it was determined that there is no interaction between mineralised units when treated together, meaning the results obtained were a weighted average of the individual sample results.

Several flotation technologies were tested during the FS concentration testwork, and the conclusion reached was that regular flotation (cell and column) yielded the best graphite grade and recovery. High concentrate grades were achieved, ranging from 92 to 98% carbon in individual size fractions with over 92% overall carbon recovery.

Material Aging

The impact of aging or weathering was tested by comparing samples that were exposed to air and sprayed for varying periods of time prior to being processed. After approximately eight weeks of aging, carbon recovery was reduced at the scavenger phase of processing.

Pilot Scale Testwork

Pilot scale testwork results confirmed that the use of three or four stages of polishing and cleaning are sufficient to maximize both graphite grade and recovery when maximizing the final concentrate flake size is required. Prolonged aging or weathering of the ore before processing has been proven to have an impact on the graphite recovery.

PEA Mass Balance

While no new testwork was undertaken for the current study, the majority of the process design criteria was based on the available data and any changes to the flowsheet were considered to be a reasonable extrapolation of the previously observed metallurgical response. The metallurgical balance used for the Uatnan Mining Project Report is presented in Table 1-1.

Table 1-1 – Metallurgical balance used for PEA

Stream	Weight Recovery (%)	Carbon Recovery (%)	Carbon Grade (%)
Feed	100.0	100	17.1
Combined concentrate	15.4	85	94.2
Tailings	84.6	15	3.1

PEA Metallurgical Balance

While no new testwork was undertaken for the current study, the majority of the process design criteria was based on the available data and any changes to the flowsheet were considered to be a reasonable extrapolation of the previously observed metallurgical response. The metallurgical balance used for the Uatnan Mining Project Report is presented in Table 1-1.

Table 1-1 – Metallurgical balance used for PEA

Stream	Weight Recovery (%)	Carbon Recovery (%)	Carbon Grade (%)
Feed	100.0	100	17.1
Combined concentrate	15.4	85	94.2
Tailings	84.6	15	3.1

For more details regarding the mineral processing and metallurgical testing of the Uatnan Mining Property, refer to chapter 13 of the Uatnan Mining Project Report.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The graphite mineralization at Uatnan Mining Property is extensive in terms of size and grade. There is a significant amount of resources and the graphite mineralization extends to the northeast as well as to the southeast around the iron formation anticlinorium core and at depth.

Mineral Resource Estimates for the Uatnan Mining Project Report are based on the Mason drilling campaigns (2012, 2013/2014) and Quinto exploration data (2003 and 2006 drilling campaigns) using a cut-off grade (“COG”) of 5.75% Cg. The pit optimization was designed using the same block model used for the Mineral Resource Update issued on November 9, 2015, and updated with more recent parameters (See Table 1-3).

The interpretation of the mineralized zones is mainly based on the percentage of carbon graphite and follows structural tendencies of the deposit. The current Measured and Indicated Mineral Pit-constrained Resources are 65.6 million tonnes at 17.2% Cg (See Table 1-2 below).

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Table 1-2 - Current Mineral Resources Estimate for Uatnan Project

In pit constrained Mineral Resources	Density	Tonnes (Mt)	Grade (% Cg)	Cg (Mt)
Measured 5.75% < Cg < 25%	2.9	15.65	15.2	2.38
Measured Cg > 25%	2.9	3.35	30.6	1.02
Total Measured	2.9	19.02	17.9	3.40
Indicated 5.75% < Cg < 25%	2.9	40.29	14.6	5.89
Indicated Cg > 25%	2.9	6.33	31.6	2.00
Total Indicated	2.9	46.62	16.9	7.89
Indicated + Measured 5.75% < Cg < 25%	2.9	55.94	14.8	8.27
Indicated + Measured Cg > 25%	2.9	9.70	31.2	3.03
Total Measured + Indicated	2.9	65.64	17.2	11.30
Inferred 5.75% < Cg < 25%	2.9	15.35	14.9	2.28
Inferred Cg > 25%	2.9	2.47	31.8	0.79
Total Inferred	2.9	17.82	17.2	3.07

Notes :

1.	The Mineral Resources provided in this table were estimated by M. Rachidi P.Geo., and C. Duplessis, P.Eng. (QP’s) of GMG., using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

2.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market or other relevant issues. The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Mineral Resources as Indicated or Measured Resources. There is no certainty that any part of a Mineral Resource will ever be converted into reserves.
3.	The Mineral Resources presented here were estimated with a block size of 3mE x 3mN x 3mZ. The blocks were interpolated from equal length composites (3 m) calculated from the mineralized intervals.
4.	The mineral estimation was completed using the inverse distance to the square methodology utilizing three runs. For run 1, the number of composites was limited to ten with a maximum of two composites from the same drillhole. For runs two and three the number of composites was limited to ten with a maximum of one composite from the same drillhole.
5.	The Measured Mineral Resources classified using a minimum of four drillholes. Indicated Resources classified using a minimum of two drillholes. The Inferred Mineral Resources were classified by a minimum of one drillholes.
6.	Tonnage estimates are based on a fixed density of 2.9 t/m3.
7.	A pit optimized using new parameters detailed in Table 14-9. The effective date of the current Mineral Resources is January 10, 2023.
8.	Mineral Resources are stated at a cut-off grade of 5.75% Cg.

There has not been additional exploration on the mineralized zone since the last Mineral Resources Estimate. A pit optimization with new parameters (Table 1-3) using the same block model as previously used has been done by GMG.

Table 1-3 - The parameters used for the Mineral Resource pit optimization

Parameters	Unit	Value
Mining Cost Mineralized Material	$/t mined	4.00
Processing Cost	$/t milled	36.00
Tailing Management Cost	$/t milled	2.00
G&A Cost	$/t milled	5.00
Total Mineralized Material Based Cost	$/t processed	43.00
Mill Recovery	%	85.0%
Concentrate Grade	%	94.0%
Concentrate Price	CAD $/t	1500
Revenue Factor		1.00
Production Rate	Mtpy	3.4
Discount Rate	%	8%
Pit slope		50

There is a very small difference between the use of a cut-off grade of 5% Cg and 5.75% Cg. The table below shows the difference in terms of the pit constrained mineral resources.

Table 1-4 - Comparison of 2014, 2018 and 2022 Mineral Resources Estimates

Mineral Resources Estimates Lac Guéret	Mineral Resources Estimate updated, December 2014 by GMG (In Whittle 40 COG 5% Cg)		Mineral Resource Estimates November 2018 by GMG (In Pit COG 5.75% Cg)		Mineral Resource Estimates December 2022 by GMG (In Pit COG 5.75% Cg)
	% Cg	Tonnes	% Cg	Tonnes	% Cg	Tonnes
Indicated	16.9	46,589,000	16.9	46,519,000	16.91	46,623,000
Measured	17.9	19,105,000	17.9	19,021,000	17.94	19,021,000
Meas + Indicated	17.2	65,693,000	17.2	65,540,000	17.21	65,644,000
Inferred	17.2	17,651,000	17.3	17,613,000	17.22	17,820,000

The graphite mineralization at Uatnan Mining Property is extensive in terms of size and grade. There is a significant amount of resources and the graphite mineralization extends to the northeast as well as to the southeast around the iron formation anticlinorium core and at depth.

Mineral Reserve Estimate

Since the Uatnan Mining Project Report summarizes the results of a “preliminary economic assessment”, no Mineral Reserves have been estimated for the Uatnan Mining Project as per NI 43-101 guidelines.

For more details regarding the mineral resource and mineral reserve estimates of the Uatnan Mining Property, refer to chapters 14 and 15 of the Uatnan Mining Project Report.

Mining Operations

The mining method selected for the Uatnan Mining Project is a conventional open pit, truck and shovel, drill, and blast operation. Vegetation, topsoil, and overburden will be stripped and stockpiled for future reclamation use. The Mineral Resources and waste rock will be mined with 9 m high benches, drilled, blasted, and loaded into rigid frame haul trucks with backhoe excavators. The mine will be operated by an owner fleet, seven days per week, 24 hours per day and be comprised of a four-crew system working on a 2-week in, 2-week out rotation.

Since the Uatnan Mining Project is at a PEA level, a simplified ultimate pit surface was generated following the selected optimized pit shell as a guide and considering an overall pit slope of 50 degrees, which is presented in Figure 16-2. The pit is approximately 1,500 m long and 750 m wide at surface, with a total surface area of the pit is roughly 65 ha. The deepest part of the pit is at the 214 m elevation which is 290 m below surface.

Figure 16-2 – Pit design

To minimize the environmental footprint of the Uatnan Mining Project and select a waste rock and tailings management strategy to enhance closure performance, waste rock will be hauled to a mine rock stockpiles (“MRS”). Waste rock will be hauled to the tailings storage facility (“TSF”), located to the northwest of the open pit and will be disposed with the tailings. Also, when possible, waste rock will be backfilled into the mined out open pit.

The subset of Mineral Resource contained with the open pit design considers a cut-off grade of 5.75% Cg and include 62.2 Mt of Measured and Indicated Resources at an average diluted grade of 17.3% Cg, and 14.2 Mt of Inferred Resources at an average diluted grade of 18.0% Cg. A total of 102.6 Mt of overburden and waste rock are included in the pit resulting in a strip ratio of 1.3.

The Uatnan Mining Project has a 24-year mine life plus a six-month period of pre-production development. The purpose of the pre-production period is for the mine to provide waste rock for construction material and to prepare the pit for mining operations. A total of 500 kt of material is planned to be mined during preproduction.

During the mining operation, the total material mined from the open pit peaks at 10.8 Mt during Years 15 to 17 and averages 7.6 Mtpy. The average diluted Cg grade ranges from 14.2% to 24.9%, and averages 22.4% during the first five years. The average concentrate production over the life of mine averages 503,000 tpy.

The fleet of mining equipment includes twelve articulated haul trucks with 60-tonne payloads, two hydraulic excavator, and four production drill.

To manage water that collects in the open pit, sumps will be developed on the pit floor as mining progresses, and a series of pumps will be used to pump the water to settling ponds located at surface. BBA has assumed that in general, a total five pumps should be adequate to serve the needs of the open pit.

The mine workforce requirements have been calculated to reach 193 during peak production. The mine operations team will work on a 4-crew system, to provide 24 hours per day year-round coverage. The mine management and technical team will work on a 2-week in, 2-week out rotation.

For more details regarding the mining operations of the Uatnan Mining Property, refer to chapter 16 of the Uatnan Mining Project Report.

Processing and Recovery Operations

Given that the target market for the Uatnan Mining Project concentrate is the battery market, the main focus of the flowsheet has shifted from preserving flake size to overall graphite recovery and grade. No additional testwork was performed since the 2018 NI 43-101 Technical Report Feasibility Study Update. However, the extensive historical metallurgical testwork was used to select the updated process flowsheet. Both mining and processing will take place at the Uatnan Mining Project site. The ROM will be trucked from the mine to the crushing area where it will undergo a first-size reduction using a mineral sizer. The crushed material is stockpiled before being conveyed to the concentrator where the size is further reduced via primary grinding in a SAG mill and secondary grinding in a ball mill. Following comminution, the mineralised material is concentrated through rougher and scavenger flotation. The concentrates generated from rougher and scavenger flotation are polished and cleaned in two stages before reporting to the concentrate thickener. The thickened concentrate is pressure filtered and dried to produce a final graphite concentrate that is stored in a bulk silo and transported offsite. Any sulphur dioxide generated from the drying of the graphite concentrate will be captured in a wet scrubber where it will be neutralized with caustic soda. The flotation tailings are thickened in a tailings thickener before being pressure-filtered and subsequently trucked to the TSF for management with the MRS. Overflow water from the concentrate, tailings and process water thickeners reports to a process water tank.

A summary of the initial capital and sustaining capital costs (“CAPEX”) for the Project are presented in Table 25-2 below.

Infrastructure, Permitting, and Compliance Activities

Project Infrastructure

The Uatnan Mining Property is located in a remote location (285 km from Baie-Comeau, the nearest city) and does not have access to public services, requiring it to be autonomous. A mining camp with a capacity for 360 workers will be built next to the Lac Des Torchons, less than 3 km from the mine site.

Access roads to the deposit already exist but will have to be improved for the final 85 km to support industrial use.

The concentrator has been located to be near the deposit to minimize transport between the mine and processing facilities. The electrical needs of the project will be sourced from the Manic-5 hydroelectric power station, located 70 km away.

A two-door garage at the mine site will be used for maintenance on the mining equipment.

The main industrial installations will comprise an ore storage area with a crusher, concentrator buildings (wet and dry areas).

An office building will house the administrative offices, the lunchroom and the changing room.

A tailings filtration plant will be built to manage the tailings. They will be thickened then filtered to finally be trucked to a TSF. The bottom of the TSF will be lined to collect seepage water. Contact water will be collected in a collection basin for recycling to the plant or to be treated before being released to the environment.

Status of Permits

The Lac Guéret Project received a ministerial decree in 2018 from the Québec Government. From 2018 to 2020, Mason received some permits and leases which are presented in Table 20-1. Permits expired are not listed in the table.

Table 20-1 - Lists of permits for Baie-Comeau and Lac Guéret

Description	Authority	Issued
Ministerial Decree 608-2018	Québec Government	May 16, 2018
Closure Plan advanced exploration : Plan de restauration approuvé pour exploration avancée– Baie-Comeau	Ressources naturelles et énergie	November 7, 2018
Authorization : Certificat d’autorisation 7610-09-01-0595903- 401754899 Travaux de déboisement au site minier du lac Guéret	MELCC Art. 22	November 14, 2018
Authorization : Certificat d’autorisation 7610-09-01-0611201- 401812870 Aménagement d’une carrière au site du lac Guéret	MELCC Art. 22	May 31, 2019
Authorization : Autorisation ministérielle 7610-09-01-0596403- 401814744 Travaux préparatoires sur le site du concentrateur – Phase 1	MELCC Art. 22	June 6, 2019
Authorization : Autorisation ministérielle 7610-09-01-9690201- 401816146 Équipements de traitement – Eau potable et eaux usées campement industriel – Lac Galette	MELCC Art. 22	September 13, 2019
Authorization : Autorisation ministérielle 7610-09-01-0593405- 401905615 Construction de la réserve d’eau brute et de l’aire d’entreposage du minerai brut	MELCC Art. 22	March 11, 2020
Authorization : Autorisation ministérielle 7610-09-01-0593406- 401907986 Traitement des eaux – site du concentrateur, Parc industriel Jean-Noël Tessier, Baie-Comeau	MELCC Art. 22	March 25, 2020

Environmental Studies

The former Lac Guéret Project was granted a decree in 2018 from the Government of Québec. Although, the Uatnan Mining Project will request a modification of the actual decree or a new one. Baseline studies (Hatch, 2015) will have to be updated based on the new study area to identify any environmental issues like protected areas, species at risk, waterbodies, fish habitats, biophysical environment etc. The results of those studies will have to be considered to identify project alternatives.

After having a decree, licenses and authorizations from various governmental authorities such as the MELCC will be needed to build and operate the mine.

Geochemical testing carried out on the Mason project tailings and mine rocks shows that the tailings and waste rock are potentially acid generating (“PAG”). Geochemical characterization results will be included in the next engineering phase to select appropriate tailings and waste rock management methods that will limit sulphide oxidation during the years of operation and at closure.

Through design and operation choices, the Corporation is planning to adopt high standards for tailings and waste rocks management, optimize mining infrastructures through progressive backfill of the proposed open pit, progressively rehabilitate the site, develop a transition to electrify the mining fleet and maintain the Corporation’s carbon neutrality status.

Social Studies

From the outset of the exploration stage, Mason developed a consultation plan and met with stakeholders on-site. The objectives of the consultation plan were to identify any concerns, expectations, and/or reactions from the affected communities, and reflect those in the Uatnan Mining Project development. Between 2012 and 2015, several meetings and public consultation activities took place with governmental, social, environmental, and local economic development actors and groups, along with the Innu First Nation of Pessamit, as the Uatnan Mining Project is located on Nitassinan Territory (Hatch, 2015).

In 2017, the Innu Council of Pessamit and Mason signed the Mushalakan agreement, an impact and benefit agreement that outlined the mutual desire to work closely together and ensure the Lac Guéret Project would result in benefits for both parties.

Through visits and series of meetings in the Baie-Comeau region and Pessamit community, the Corporation gathered feedback from local organizations and leaders who were initially involved in the Lac Guéret Project, established a dialogue as the new forecasted operator of the Uatnan Mining Project, and informed stakeholders of the next steps in the Uatnan Mining Project development.

For more details regarding the infrastructure, permitting and compliance activities of the Uatnan Mining Property, refer to chapters 18 and 20 of the Uatnan Mining Project Report.

Capital and Operating Costs

The Uatnan Mine Project is a greenfield mining and processing facility with average yearly mill feed throughput capacity of 3,400,000 t and a target production of approximately 500,000 tpy of graphite concentrate.

Capital Costs Summary

The Capex covers the development of the mine, processing facilities, and infrastructure required for the Uatnan Mine Project. It is based on the application of standard costing methods of achieving a PEA which provides a level of accuracy ranging between -30% and +50%. The operating costs covers mining, processing, concentrate haulage, tailings and water management, general and administration fees, as well as infrastructure and services.

A summary of the initial Capex for the Uatnan Mining Project is presented in Table 25-2 below.

Table 25-2 - Summary of capital cost estimate

Sector	Cost ($M)
Direct Costs
■ Mining	61
■ Site infrastructure	55
■ Offsite Infrastructure	184
■ Water treatment and tailings	118
■ Ore crushing and process plant	548
Indirect Costs (40%)	319
Contingency (25%)	279
TOTAL CAPEX	1,564
Initial CAPEX	1,417
Sustaining CAPEX	147

Sustaining CAPEX is the amount required to periodically invest in the operations phase to maintain the functionality of the mining and processing operations. For this Project, the sustaining capital estimated at $147M is mainly related to the haul truck fleet replacement, the co-disposal system and water management.

Operating Costs Estimate

The operating costs (“OPEX”) over the Uatnan Mining Project life are estimated at $3,236M for an average of $268/t of concentrate. Operating costs are made up from the following costs: mining and tailings, Processing, Water Management, General and Administration (“G&A”).

A summary of these costs is presented in Table 25-3.

Table 25-3 - Operating costs summary

Description	LOM Opex Cost (M$)	Cost per tonne ($/t concentrate) (1)	Fraction of Cost (%)
Mining and tailing (average over life)	917	76	28
Ore Processing	1,620	134	50
Water Management	134	11	4
General and Administration	565	47	18
Total OPEX	3,236	268	100

Note:

(1)	The costs presented are calculated based on LOM production of 12,072,770 t of concentrate.

Economic Analysis

The results of the study confirm that the Project is economically viable with an after-tax IRR of 25.9% and an 8% discount rate NPV of $2,173M based on current pricing projections for flake concentrate. The complete results of the economic analysis, before and after tax are presented in Table 25-4 below.

Table 25-4 - Results of the economic analysis of the Uatnan Project

Economic Indicator	Pre-Tax	After-Tax
NPV (8% discount rate)	$3,613M	$2,173
IRR	32.6%	25.9%
Payback period	2.8 years	3.2 years

The economic evaluation of the Uatnan Mining Project was performed using a discounted cash flow model on both a pre-tax and after-tax basis. The capital and operating cost estimates presented in Chapter 21 of this Report were based on the mining and processing plan developed in this Study to produce roughly 500 kt of a graphite concentrate annually over the LOM. The internal rate of return (“IRR”) on total investment was calculated based on 100% equity financing.

The NPV was calculated for discounting rates of 0%, 6%, 8% and 10%, resulting from the net cash flow generated by the Project. The Project base case NPV was calculated based on a discounting rate of 8%. The payback period based on the undiscounted annual cash flow of the Project is also indicated as a financial measure. A sensitivity analysis was performed for the pre-tax and post-tax results to assess the impact of variation of the Project initial capital costs, operating costs and sensitivity to the selling price of concentrate.

For more details regarding the capital and operating costs of the Uatnan Mining Property, refer to chapters 21 and 22 of the Uatnan Mining Project Report.

Conclusions and Recommendations

The results of the Uatnan Mining Project Report demonstrate that the Uatnan Mining Project is economically viable. The authors of the Uatnan Mining Project Report recommend that the Uatnan Mining Project be advanced to the next stage of development, which based on the agreement between the Corporation and Mason, is a FS to be completed within the timeframe of the OJV Agreement.

A summary of the next critical steps and an approximate budget required to advance the Uatnan Mining Project and complete an FS is presented in Table 1-8. The items are detailed further in the sections that follow.

Table 1-8 – Uatnan Project budget for next phase

Activity/Milestone	Pre-Tax
Drilling (10,000 m)	$3.3M
Environmental studies	$2.3M
Pit slopes	$0.4M
Metallurgical testwork	$0.5M
Feasibility Study	$3.5M
TOTAL	$10.0M

Geology and Mineral Resources

The interpretation of the zones is mainly based on the percentage of carbon graphite and follows structural tendencies of the deposit. Three envelopes were produced by connecting the defined mineralized prisms using a cut-off grade of 5% Cg.

●	Density determinations should be continued for both mineralized and non-mineralized rock types;
●	To carry all necessary work to maintain the claims in good standing during the development process;
●	To map the geology of the deposit during mining operations in order to detect any discrepancy in the deposit geometry thus allowing ongoing adjustment of the mining plan;
●	It is recommended to modify the wireframes to include the mineralized intervals between 3% Cg and 5% Cg. The integration of zones with low-grade may affect the sensitivity of the Mineral Resources estimation;
●	It is recommended additional drilling work to transform all or a part of the Inferred mineral resources to either Indicated or Measured. A total of 10,000 m of core drilling should suffice to increase confidence in the current Inferred Resources;

●	It is also recommended that the potential resources of the GR mineralized zone, located north of the Lac Guéret proposed pit, be included in the current Mineral Resource Estimate of the Uatnan Mining Property. Information from 22 drill holes covering this zone is not included in the current Mineral Resource Estimate.

Mining

The following activities are recommended for the next phase of the Uatnan Mining Project development during the FS:

●	Perform feasibility-level geomechanical and hydrogeological studies for the Uatnan Mining Property pit footprint to better define pit slope angles and determine water inflows into the future pit;
●	Engage with local contractors for production labour;
●	Review rotation schedule to promote local employment;
●	Study the possibility of an all-electric carbon-neutral mining fleet;
●	Condemnation drilling for permanent infrastructures placement.

Process

The following activities are recommended for the next phase of the Uatnan Mining Project development:

●	Metallurgical testwork to confirm the proposed process flowsheet including grinding, flotation, thickening and filtration;
●	Confirmation of the concentrate grade and recovery on variability samples;
●	Environmental characterization of the tailings;
●	Testing with vendors for equipment sizing.

Environment

The following activities are recommended for the next phase of Uatnan Mining Project development:

●	Continue the collaborative work with the Innu First Nation of Pessamit and local stakeholders in the Baie-Comeau community and Manicouagan region;
●	Sign a pre-development agreement with the Innu First Nation of Pessamit according to their priorities and the Uatnan Project’s projected impacts and attenuation;
●	Continue holding stakeholder engagement activities in order to properly inform and take into account the local communities’ and stakeholders’ concerns regarding the Project;
●	Validation with MELCCFP if a new decree is required for the Uatnan Mining Project, or a decree modification. For a new decree a project Notice needs to be submitted to the MELCCFP to initiate the process;
●	Perform feasibility-level geotechnical and hydrogeological studies for the Uatnan Mining Property pit footprint to localized infrastructure footprint;

●	From updated data including geochemistry and ongoing tests-cells results and baselines studies, perform technologies trade-off studies to address the Project design refinements for tailings and waste rocks management;
●	A closure plan will have to be filed and approved by the MRNF to get the mining lease. As the development of the project will advance, the closure activities will need to be described. More tests should be performed on the possibility to use the overburden as a neutral material for final reclamation.

For more details regarding the next steps for the development of the Uatnan Mining Property, refer to chapters 25 and 26 of the 2023 Uatnan Mining Project Report.

Dividends

During the three most recently completed fiscal years and as of the date of this Annual Information Form, the Corporation has not paid any dividends on the Common Shares. Any decision to declare and pay dividends on the Common Shares in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant at such time. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur.

Description of Capital Structure

The following description of the Corporation’s share capital summarizes certain provisions contained in the Corporation’s Articles and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Corporation’s Articles and by-laws, which have been filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Common Shares

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value. As of December 31, 2025, 160,826,539 Common Shares were issued and outstanding as fully paid and non-assessable. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis. The holders of Common Shares are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, except as described in the section Description of Capital Structure, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.

Warrants

During the fiscal year ended December 31, 2025, no warrants were issued, no warrants were exercised, and 12 500 000 warrants were cancelled. As of the date of this Annual Information Form, 70,932,538 warrants issued by the Corporation are outstanding.

Compensation under the omnibus plan

Stock Options Issued Under the Omnibus Plan

As of December 31, 2025, an aggregate number of 7,690,750 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 7,690,750 Common Shares:

	Number of Stock Options	Number of Vested Stock Options	Exercise Price ($)	Expiry Date
	375,000	375,000	16.84	May 24, 2026
	15,000	15,000	8.15	September 15, 2026
	15,000	15,000	8.08	November 17, 2026
	225,000	225,000	8.87	January 23, 2027
	40,000	40,000	8.49	March 11, 2027
	687,500	687,500	8.20	March 28, 2027
	26,000	26,000	6.74	May 16, 2027
	153,500	153,500	6.48	November 14, 2027
	1,390,500	1,390,500	4.77	May 12, 2028
	12,000	12,000	3.90	September 13, 2028
	2,701,250	816,250	3.12	April 1, 2029
	40,000	20,000	1.90	September 20, 2029
	100,000	50,000	2.13	October 15, 2029
	15,000	7,500	1.89	November 12, 2029
	25,000	12,500	2.33	December 19, 2029
	1,740,000(1)	-	2.14	April 1, 2030
	50,000	-	2.36	June 23, 2030
	55,000	-	2.66	September 10, 2030
	25,000	-	3.62	December 23, 2030
Total	7,690,750	3,845,750	-	-

Note:

(1)	Includes 1,115,000 options that will vest upon FID, of which 557,500 will vest upon the Matawinie Mine FID and 557,500 will vest upon the active anode material FID.

Furthermore, between January 1, 2025 and the date of this Annual Information Form, 65,000 stock options were exercised, 115,000 stock option were forfeited and no stock option expired. As a result, and as of the date of this Annual Information Form, an aggregate of 7,510,750 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 7,510,750 Common Shares as follows:

	Number of Stock Options	Number of Vested Stock Options	Exercise Price ($)	Expiry Date
	375,000	375,000	16.84	May 24, 2026
	15,000	15,000	8.15	September 15, 2026
	15,000	15,000	8.08	November 17, 2026
	225,000	225,000	8.87	January 23, 2027
	40,000	40,000	8.49	March 11, 2027
	687,500	687,500	8.20	March 28, 2027
	26,000	26,000	6.74	May 16, 2027
	153,500	153,500	6.48	November 14, 2027
	1,390,500	1,390,500	4.77	May 12, 2028
	12,000	12,000	3.90	September 13, 2028
	2,686,250	1,358,750	3.12	April 1, 2029
	40,000	20,000	1.90	September 20, 2029
	15,000	7,500	1.89	November 12, 2029
	25,000	12,500	2.33	December 19, 2029
	1,690,000(1)	-	2.14	April 1, 2030
	50,000	-	2.36	June 23, 2030
	40,000	-	2.66	September 10, 2030
	25,000	-	3.62	December 23, 2030
Total	7,510,750	4,338,250	-	-

Note: (1) Includes 1,115,000 options that will vest upon FID, of which 557,500 will vest upon the Matawinie Mine FID and 557,500 will vest upon the active anode material FID.

As of December 31, 2025, the Board of Directors was entitled to grant stock options in accordance with the Nouveau Monde Graphite Inc. Omnibus Plan, as adopted by the Board of Directors on May 14, 2025, to employees, officers, directors or consultants of the Corporation or any subsidiary thereof, and to persons employed to perform investor relations activities.

For further details about the stock options of the Nouveau Monde Graphite Inc. Omnibus Plan issued by the Corporation as of December 31, 2025, reference is made to note 17.2 to the Corporation’s audited annual consolidated financial statements for the fiscal year ended December 31, 2025 which are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

RSUs, PSUs Issued Under the Omnibus Plan

As of December 31, 2025, an aggregate number of 197,342 restricted share units (“RSUs”) and 394,658 performance share units (“PSUs”) issued by the Corporation were outstanding.

Number of RSUs Granted	Number of RSUs Vested	Expiry Date
197,342	-	-

Number of PSUs Granted	Number of PSUs Vested	Expiry Date
394,658	-	-

Furthermore, between January 1, 2025 and the date of this Annual Information Form, no RSUs or PSUs were exercised, forfeited, or expired.

Tranche 1 Investment

Investor Rights Agreements

On February 28, 2024, upon closing of the GM Private Placement, GM and the Corporation entered into the GM Investor Rights Agreement. The GM Investor Rights Agreement provides that GM is entitled to nominate (i) one (1) nominee to the Board of Directors if GM and its affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if GM and its affiliates own, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws, and provided further that the number of directors of the Corporation shall not exceed ten (10). In addition, for so long as GM is entitled to designate one or more nominees, GM has the right to designate an observer in place of such nominee to attend all meetings of the Board of Directors in a non-voting observer capacity. If GM is no longer entitled to designate a board nominee, so long as (i) GM and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares and (ii) is an offtaker of the Corporation, GM shall be entitled to designate one observer to attend all meetings of the Board of Directors in a non-voting capacity. GM was also granted a participation right over subsequent offerings by the Corporation. GM shall have the right (the “Participation Right”) to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the Pro Rata Interest immediately following completion of the subsequent offering being equal to the GM’s Pro Rata Interest immediately prior to the subsequent offering. In addition, GM has additional top-up rights in the case of certain dilution events in order to prevent its Pro Rata Interest from falling below the 20%, 10% and 5% thresholds stated in the GM Investor Rights Agreement. GM’s Participation Right and top-up rights will terminate on the date on which GM and its affiliates cease to own, directly or indirectly, 10% or more of the issued and outstanding Common Shares.

On February 28, 2024, upon closing of the Panasonic Private Placement, Panasonic and the Corporation entered into the Panasonic Investor Rights Agreement. The Panasonic Investor Rights Agreement provides that Panasonic is entitled to nominate (i) one (1) nominee to the Board of Directors if Panasonic owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if Panasonic owns, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws. In addition, for so long as Panasonic is entitled to designate one (1) or more nominees, Panasonic has the right to designate an observer in place of such nominee to attend all meetings of the Board of Directors in a non-voting observer capacity. If Panasonic is no longer entitled to designate a board nominee, so long as (i) Panasonic owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares and (ii) is (or any of its affiliates are) an offtaker of the Corporation, Panasonic shall be entitled to designate one (1) observer to attend all meetings of the Board of Directors in a non-voting capacity. Panasonic was also granted a participation right over subsequent offerings by the Corporation. Panasonic shall have the Participation Right to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the Pro Rata Interest immediately following completion of the subsequent offering being equal to the Panasonic’s Pro Rata Interest immediately prior to the subsequent offering. In addition, Panasonic has additional top-up rights in the case of certain dilution events in order to prevent its Pro Rata Interest from falling below the 20%, 10% and 5% thresholds stated in the Panasonic Investor Rights Agreement. Panasonic’s Participation Right and top-up rights will terminate on the date on which Panasonic ceases to own 10% or more of the issued and outstanding Common Shares.

On May 2, 2024, upon closing of the Related Party Transactions, Mitsui and the Corporation entered into the Mitsui Investor Rights Agreement. The Mitsui Investor Rights Agreement provides that Mistui is entitled to nominate (i) one (1) nominee to the Board of Directors if Mitsui owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if Mitsui owns, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws. In addition, for so long as Mitsui is entitled to designate one (1) or more nominees, Mitsui has the right to designate an observer in place of such nominee to attend all meetings of the Board of Directors in a non-voting observer capacity. If Mitsui is no longer entitled to designate a board nominee, so long as Mitsui owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares, Mitsui shall be entitled to designate one (1) observer to attend all meetings of the Board of Directors in a non-voting capacity. Mitsui was also granted a pre-emptive right over subsequent offerings by the Corporation. Mitsui shall have the Prem-Emptive Right to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the pro rata interest immediately following completion of the subsequent offering being equal to the Mitsui’ pro rata interest immediately prior to the subsequent offering. In addition, Panasonic has additional top-up rights in the case of certain dilution events in order to prevent its pro rata interest from falling below the 20%, 10% and 5% thresholds stated in the Mitsui Investor Rights Agreement. Mitsui’s pre-emptive right and top-up rights will terminate on the date on which Mitsui ceases to own 10% or more of the issued and outstanding Common Shares.

On May 2, 2024, upon closing of the Related Party Transactions, Pallinghurst Bond and the Corporation entered into the Pallinghurst Bond Investor Rights Agreement. The Pallinghurst Bond Investor Rights Agreement provides that Pallinghurst Bond is entitled to nominate (i) one (1) nominee to the Board of Directors if Pallinghurst Bond owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if Pallinghurst Bond owns, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws. In addition, for so long as Pallinghurst Bond is entitled to designate one (1) or more nominees, Pallinghurst Bond has the right to designate an observer in place of such nominee to attend all meetings of the Board of Directors in a non-voting observer capacity. If Pallinghurst Bond is no longer entitled to designate a board nominee, so long as Pallinghurst Bond owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares, Pallinghurst Bond shall be entitled to designate one (1) observer to attend all meetings of the Board of Directors in a non-voting capacity. Pallinghurst Bond was also granted a pre-emptive right over subsequent offerings by the Corporation. Pallinghurst Bond shall have the Prem-Emptive Right to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the pro rata interest immediately following completion of the subsequent offering being equal to the Pallinghurst Bond’ pro rata interest immediately prior to the subsequent offering. In addition, Panasonic has additional top-up rights in the case of certain dilution events in order to prevent its pro rata interest from falling below the 20%, 10% and 5% thresholds stated in the Pallinghurst Bond Investor Rights Agreement. Pallinghurst Bond’s pre-emptive right and top-up rights will terminate on the date on which Pallinghurst Bond ceases to own 10% or more of the issued and outstanding Common Shares.

On December 20, 2024, upon closing of the CGF and IQ Offering, an investment agreement was also entered into between the Corporation and IQ (the “IQ Investment Agreement”). The IQ Investment Agreement provides that IQ is entitled to nominate (i) one (1) nominee to the Board of Directors if IQ owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if IQ owns, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws. In addition, for so long as IQ is entitled to designate one or more nominees, IQ has the right to designate an observer in place of such nominee to attend all meetings of the Board in a non-voting observer capacity. If IQ is no longer entitled to designate a Board nominee, so long as IQ owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares, IQ shall be entitled to designate one (1) observer to attend all meetings of the Board of Directors in a non-voting capacity. IQ was also granted a Pre-Emptive Right over subsequent offerings by the Corporation. IQ shall have the Pre-Emptive Right to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the pro rata interest immediately following completion of the subsequent offering being equal to the IQ’s pro rata interest immediately prior to the subsequent offering. In addition, IQ has additional top-up rights in the case of certain dilution events in order to prevent its pro rata interest from falling below the 20%, 10%

and 5% thresholds stated in the IQ Investor Rights Agreement. IQ’s Pre-Emptive Right and top-up rights will terminate on the date on which IQ ceases to own 10% or more of the issued and outstanding Common Shares.

On December 20, 2024, upon closing of the CGF and CGF Offering, an investment agreement was also entered into between the Corporation and CGF (the “CGF Investment Agreement”). The CGF Investment Agreement provides that CGF is entitled to nominate (i) one (1) nominee to the Board of Directors if CGF owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Board of Directors if CGF owns, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that a least one (1) of the nominees shall be independent within the meaning of applicable laws. In addition, for so long as CGF is entitled to designate one or more nominees, CGF has the right to designate an observer in place of such nominee to attend all meetings of the Board in a non-voting observer capacity. If CGF is no longer entitled to designate a Board nominee, so long as CGF owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares, CGF shall be entitled to designate one (1) observer to attend all meetings of the Board of Directors in a non-voting capacity. CGF was also granted a Pre-Emptive Right over subsequent offerings by the Corporation. CGF shall have the Pre-Emptive Right to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in the pro rata interest immediately following completion of the subsequent offering being equal to the CGF’s pro rata interest immediately prior to the subsequent offering. In addition, CGF has additional top-up rights in the case of certain dilution events in order to prevent its pro rata interest from falling below the 20%, 10% and 5% thresholds stated in the CGF Investor Rights Agreement. CGF’s Pre-Emptive Right and top-up rights will terminate on the date on which CGF ceases to own 10% or more of the issued and outstanding Common Shares.

Registration Rights

In connection with GM Private Placement, the Corporation entered into the GM Subscription Agreement. Pursuant to the GM Subscription Agreement, GM was granted demand registration rights for so long as GM and its affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares and except during a lockup period. GM may require the Corporation to register all or a portion of the Common Shares then held by GM and its affiliates by filing a registration statement and a prospectus and taking any other necessary steps to facilitate a distribution of all or a portion of the Common Shares held by GM or its affiliates. The GM Subscription Agreement also grants piggyback and shelf registration rights to GM, for so long as GM and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares of the Corporation and except during a lockup period. In the event that the Corporation proposes to distribute Common Shares by way of a prospectus or a registration statement, GM has the right to require the Corporation in certain circumstances to include Common Shares owned by GM in such distribution.

Upon closing of the Panasonic Private Placement, the Corporation and Panasonic entered into the Panasonic Registration Rights Agreement. Pursuant to the Panasonic Registration Rights Agreement, Panasonic was granted demand registration rights for so long as Panasonic owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and following the lockup period. Panasonic may require the Corporation to register all or a portion of the Common Shares then held by Panasonic and its affiliates by filing a registration statement and a prospectus and taking any other necessary steps to facilitate a distribution of all or a portion of the Common Shares held by Panasonic or its affiliates. The Panasonic Registration Rights Agreement also grants piggyback and shelf registration rights to Panasonic, for so long as Panasonic owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares of the Corporation and following the lockup period. In the event that the Corporation proposes to distribute Common Shares by way of a prospectus or a registration statement, Panasonic has the right to require the Corporation in certain circumstances to include Common Shares owned by Panasonic in such distribution.

Upon closing of the Related Party Transactions, the Corporation and Mitsui entered into the Mitsui Registration Rights Agreement. Pursuant to the Mitsui Registration Rights Agreement, Mitsui was granted demand registration rights for so long as Mitsui owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and following the lockup period. Mitsui may require the Corporation to register all or a portion of the Common Shares then held by Mitsui and its affiliates by filing a registration statement and a prospectus and taking any other necessary steps to facilitate a distribution of all or a portion of the Common Shares held by Mitsui or its affiliates. The Mitsui Registration Rights Agreement also grants piggyback and shelf registration rights to Mitsui, for so long as Mitsui owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares of the Corporation and following the lockup period. In the event that the Corporation proposes to distribute Common Shares by way of a prospectus or a registration statement, Mitsui has the right to require the Corporation in certain circumstances to include Common Shares owned by Mitsui in such distribution.

Upon closing of the Related Party Transactions, the Corporation and Pallinghurst Bond entered into the Pallinghurst Bond Registration Rights Agreement. Pursuant to the Pallinghurst Bond Registration Rights Agreement, Pallinghurst Bond was granted demand registration rights for so long as Pallinghurst Bond owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares and following the lockup period. Pallinghurst Bond may require the Corporation to register all or a portion of the Common Shares then held by Pallinghurst Bond and its affiliates by filing a registration statement and a prospectus and taking any other necessary steps to facilitate a distribution of all or a portion of the Common Shares held by Pallinghurst Bond or its affiliates. The Pallinghurst Bond Registration Rights Agreement also grants piggyback and shelf registration rights to Pallinghurst Bond, for so long as Pallinghurst Bond owns, directly or indirectly, 5% or more of the issued and outstanding Common Shares of the Corporation and following the lockup period. In the event that the Corporation proposes to distribute Common Shares by way of a prospectus or a registration statement, Pallinghurst Bond has the right to require the Corporation in certain circumstances to include Common Shares owned by Pallinghurst Bond in such distribution.

In connection with the CGF and IQ Offering, the Corporation and each of CGF and IQ have entered into registration rights agreement (collectively, the “CGF and IQ Registration Rights Agreements”). Pursuant to the CGF and IQ Registration Rights Agreements, each of CGF and IQ were granted demand registration rights for so long as they own, individually, directly or indirectly, 10% or more of the issued and outstanding Common Shares and following the lockup period. Each of CGF and IQ may require the Corporation to register all or a portion of the Common Shares then held by each of CGF and IQ and their affiliates by filing a registration statement and a prospectus and taking any other necessary steps to facilitate a distribution of all or a portion of the Common Shares held by each of CGF and IQ or their affiliates. The CGF and IQ Registration Rights Agreements also grants piggyback and shelf registration rights to each of CGF and IQ, for so long as they own, individually, directly or indirectly, 5% or more of the issued and outstanding Common Shares of the Corporation and following the lockup period. In the event that the Corporation proposes to distribute Common Shares by way of a prospectus or a registration statement, each of CGF and IQ have the right to require the Corporation in certain circumstances to include Common Shares owned by them in such distribution.

Uatnan Property Acquisition

Registration Rights Agreement

Upon closing of the Mason Transaction, the Corporation and Mason entered into a registration rights Agreement (the “Mason Registration Rights Agreement”) dated January 31, 2024, pursuant to which Mason was granted piggyback registration rights. Whenever the Corporation proposes to register or qualify for distribution of any Common Shares pursuant to a prospectus or registration statement, Mason has the right to require the Corporation in certain circumstances to include Common Shares owned by Mason in such distribution.

Pallinghurst Royalty

On July 14, 2020, the Corporation entered into a royalty purchase agreement with Pallinghurst Graphite (the “Royalty Purchase Agreement”). Upon closing of the transaction, the Corporation and Pallinghurst Graphite entered into a royalty agreement dated August 28, 2020, as amended from time to time, (the “Royalty Agreement”) pursuant to which the Corporation issued and sold a 3% royalty to Pallinghurst Graphite (the “Royalty”) for an aggregate purchase price of approximately $5 million, including accrued interest. Until August 28, 2024, the Royalty is subject to a 1% buy-back right in favour of the Corporation. The consideration to be paid by the Corporation upon exercise of its buy-back right will be equal to approximately $1.3 million, plus an amount equal to interest accrued at a rate of 9% per annum from and after August 28, 2020, and up to the buyback date. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Corporation to Pallinghurst Graphite under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million, each of which was cancelled. The Corporation ‘s obligations under the Royalty have been secured by a hypothec in favour of Pallinghurst Graphite dated August 29, 2022, over the Matawinie Graphite Property, subject to certain permitted encumbrances and rights. Pursuant to the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst Graphite. The Corporation exercised its buyback right and repurchased the 1% NSR in accordance with the Royalty Purchase Agreement and as set forth in the Matawinie royalty buyback agreement entered into between the Corporation and Pallinghurst Bond and Pallinghurst International on August 15, 2024 (the “Matawinie Royalty Buyback Agreement”). On August 29, 2024, Pallinghurst International and the Corporation entered into an amendment to the Royalty Purchase Agreement to reflect the changes resulting from the Matawinie Royalty Buyback Agreement showing a resulting 2% NSR in favour of Pallinghurst Graphite.

Market for Securities

Market

The issued and outstanding Common Shares are listed and posted for trading on the TSX under the symbol “NOU” and on the NYSE under the symbol “NMG”. The Common Shares were listed and posted for trading on the TSXV under the symbol “NOU” until January 17, 2025.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “NOU” and the NYSE under the symbol “NMG”. On March 24, 2026, the last trading day before the date of this Annual Information Form, the closing price of the Common Shares on the TSX was $2.93, on the NYSE was US$2.14.

TSXV and TSX

The following table sets forth trading information for the Common Shares on the TSXV and the TSX (as reported by www.money.tmx.com) during the fiscal year ended December 31, 2025 and up to the last trading day before the date of this Annual Information Form.

Month	High ($)(3)	Low ($)(4)	Trading Volume(5)
January 1st to January 17, 2025(1)	3.70	2.18	1,006,684
January 20 to January 31, 2025(2)	3.50	2.65	579,739
February 2025(2)	3.05	2.22	576,373
March 2025(2)	2.57	1.93	387,650
April 2025(2)	2.83	1.83	816,888
May 2025(2)	2.86	2.20	551,810
June 2025(2)	2.58	2.22	432,401
July 2025(2)	3.41	2.22	1,468,399
August 2025(2)	2.95	2.41	610,809
September 2025(2)	3.97	2.61	1,170,196
October 2025(2)	7.96	3.59	5,003,051
November 2025(2)	5.00	3.25	5,973,863
December 2025(2)	4.56	3.33	4,122,399
January 2026(2)	4.48	3.17	5,556,555
February 2026(2)	3.53	2.70	6,906,226
March 1 to March 24, 2026(2)	3.25	2.77	6,374,781

Notes:

(1)	The Common Shares were traded on the TSXV for this period.
(2)	The Common Shares were traded on the TSX for this period.

(3)	Includes intra-day high prices.
(4)	Includes intra-day low prices.
(5)	Total volume traded in the relevant period..

NYSE

The following table sets forth trading information for the Common Shares on the NYSE (as reported by www.nyse.com) during the fiscal year ended December 31, 2025 and up to the last trading day before the date of this Annual Information Form.

Month	High (US$)(1)	Low (US$)(2)	Trading Volume(3)
January 2025	2.57	1.53	3,000,691
February 2025	2.14	1.54	1,338,734
March 2025	1.83	1.35	1,008,248
April 2025	2.06	1.30	1,985,818
May 2025	2.04	1.58	1,005,491
June 2025	1.89	1.62	799,764
July 2025	2.50	1.60	3,710,969
August 2025	2.17	1.74	1,532,625
September 2025	2.86	1.88	2,867,648
October 2025	6.06	2.52	36,944,006
November 2025	3.55	2.31	13,409,061
December 2025	3.29	2.42	10,314,540
January 2026	3.23	2.34	19,548,987
February 2026	2.56	1.97	20,071,407
March 1 to March 24, 2026	2.40	2.02	13,911,233

Notes:

(1)	Includes intra-day high prices.
(2)	Includes intra-day low prices.
(3)	Total volume traded in the relevant period.

Prior Sales

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Corporation during the Corporation’s fiscal year ended December 31, 2025 and up to the date of this Annual Information Form.

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security ($)
March 31, 2025	194,684 Other reserves(2)	US$1.49
April 1, 2025	1,922,500 Options	2.14
June 23, 2025	50,000 Options	2.36
June 30, 2025	178,531 Other reserves(2)	US$1.64
July 25, 2025	139,516 Common Shares(1)	1.85
September 10, 2025	55,000 Options	2.66
September 30, 2025	106,161 Other reserves(2)	US$2.79
October 15, 2025	20,000 Common Shares(1)	4.77
October 15, 2025	7,500 Common Shares(1)	3.12
December 19, 2025	8,333,334 Common Shares(3)	US$2.40
December 23, 2025	25,000 Options	3.62
December 30, 2025	197,342 RSUs	-
December 30, 2025	394,658 PSUs	-
December 31, 2025	131,659 Other reserves(2)	US$2.44
January 6, 2026	50,000 Common Shares(1)	2.13
January 12, 2026	7,500 Common Shares(1)	3.12
January 19, 2026	7,500 Common Shares(1)	3.12

Notes:

(1)	Issued upon the exercise of options
(2)	Accrued interest owed to Investissement Québec in connection with the convertible note issued to it. The corresponding Common Shares will be delivered to Investissement Québec at the maturity, conversion or redemption of the note to settle the accrued interests.
(3)	Issued pursuant to a public equity offering completed on December 19, 2025.

Directors and Executive Officers

Pursuant to the Articles of Amalgamation of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. The directors of the Corporation are elected annually by the shareholders of the Corporation at the annual general meeting of shareholders. Each director so elected shall hold office until the next annual general meeting of the shareholders of the Corporation, unless she or he shall resign or his office becomes vacant by death, removal or other cause.

Name, Occupation and Securities Holding

The following table contains certain information on the Corporation’s directors and executive officers that held positions during the fiscal year ended December 31, 2025.

Name and Residence	Position Held with the Corporation and Period Served as Director	Principal Occupation During Past Five Years
Daniel Buron (1) Québec, Canada	Director of the Corporation since September 2019	Former Executive Vice-President and Chief Financial Officer of Domtar Corp.
Eric Desaulniers Québec, Canada	President and Chief Executive Officer Director of the Corporation since January 2013	President and Chief Executive Officer of the Corporation
Arne H Frandsen (2) London, United Kingdom	Director of the Corporation since May 2019	Co-Founder and Managing Partner of The Pallinghurst Group
Nathalie Pilon (3) Québec, Canada	Director of the Corporation since December 2020	Former President of ABB Inc. in Canada
James Scarlett (4) Ontario, Canada	Director of the Corporation since December 2020	Former Executive Vice-President and Chief Legal Officer of Hydro One Limited
Andrew Willis (5) Guernsey	Director of the Corporation since May 2021	Co-Founder and Managing Partner of The Pallinghurst Group
Stéphane Leblanc (6) Quebec, Canada	Director of the Corporation since September 10, 2024	Former Managing Director, Rio Tinto Iron & Titanium
Chantal Sorel (7) Québec, Canada	Director of the Corporation since December 16, 2024	Former executive officer at Aéroport de Montréal
Paola Farnesi (8) Québec, Canada	Director of the Corporation since June 17, 2025	Vice-President and Treasurer of Domtar Corporation
Édith Jacques (9) Québec, Canada	Director of the Corporation since June 17, 2025	Partner at Lavery de Billy

Name and Residence	Position Held with the Corporation and Period Served as Director	Principal Occupation During Past Five Years
Charles-Olivier Tarte Québec, Canada	Chief Financial Officer of the Corporation and former Corporate Secretary of the Corporation	Chief Financial Officer of the Corporation
Bernard Perron Québec, Canada	Chief Operating Officer of the Corporation	Chief Operating Officer of the Corporation Senior Vice President, Project Development & Operations Services of Inter Pipeline Ltd.
Josée Gagnon Québec, Canada	Vice-President, Legal Affairs and Corporate Secretary	Vice-President, Legal Affairs and Corporate Secretary of the Corporation Former Chief Legal Officer at Just For Laughs Director – Legal Affairs and Corporate Secretary at Colabor Group Inc.

Notes:

(1)	Chair of the Board of Directors since June 17, 2025. Lead Independent Director and member of the Human Resources Committee until June 17, 2025. Chair of the Audit Committee until December 31, 2025, and member of the Audit Committee since January 1, 2026. Chair of the Governance Committee since June 17, 2025, and member of the Human Resources Committee.
(2)	Until June 17, 2025, Chair of the Board of Directors and of the Human Resources Committee, and member of the Governance Committee and the ESG Committee.
(3)	Chair of the Human Resources Committee since June 17, 2025. Chair of the ESG Committee and of the Projects and Development Committee until June 17, 2025. Member of the Projects and Development Committee since June 17, 2025. Member of the Audit Committee.
(4)	Until June 17, 2025, Chair of the Governance Committee and member of the ESG Committee and the Human Resources Committee.
(5)	Until June 17, 2025, member of the Projects and Development Committee.
(6)	Chair of the Projects and Development Committee since June 17, 2025. Member of the Projects and Development Committee until June 17, 2025, and member of the Audit Committee.
(7)	Chair of the ESG Committee since June 17, 2025, and member of the Projects and Development Committee.
(8)	Chair of the Audit Committee since January 1, 2026 and member of the ESG Committee.
(9)	Member of the Human Resources Committee and of the Governance Committee.

As of the date of this Annual Information Form, the Corporation’s directors and executive officers as a group beneficially owned or exercised control or direction over, directly or indirectly, an aggregate of 534,766 Common Shares, representing approximately 0.33% of the issued and outstanding Common Shares. On a partially diluted basis, assuming the conversion in whole of the Corporation’s directors and executive officers’ options, RSUs, PSUs, the group would beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 4,692,266 Common Shares, representing approximately 2.84% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation, none of these persons:

»

is, as at the date of this Annual Information Form, or has been, within ten years before this date, director, chief executive officer or a chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:

─

a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the person was acting in the capacity as director, chief executive officer or chief financial officer; or

─

a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person exercised these duties.

To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation or shareholders of the Corporation holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, none of these persons:

»

is, as at the date of this Annual Information Form, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

»

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

»

has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers, and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

Conflicts of Interest

Certain of the Corporation’s directors and officers serve or may agree to serve as directors or officers of other reporting companies that may compete with the Corporation in some respects or may hold significant shareholdings in the Corporation or other companies that compete with the Corporation and, to the extent that such other companies may have conflicting interests, the directors of the Corporation may have a conflict of interest. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Under the CBCA, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time. See “Risk Factors” in this Annual Information Form.

Audit Committee

The Audit Committee’s Charter

On March 25, 2026, the Board of Directors confirmed and approved the March 26, 2025 Updated Audit Committee’s charter (the “Charter”), which describes the duties, responsibilities and skills required from its members as well as the terms of their nomination and dismissal and their relationship with the Board of Directors.

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the financial statements, the financial reporting process and related information; (ii) the independence, qualifications, appointment and performance of the external auditor; (iii) compliance with applicable legal and regulatory requirements; (iv) disclosure, internal controls and internal audit procedures; and (v) risk management processes. In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board of Directors, concerning accounting and auditing matters. The Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

As of the date of this Annual Information Form, the Audit Committee is composed of the following members:

Name	Independent	Financially Literate
Paola Farnesi (Chair)	Yes	Yes
Daniel Buron	Yes	Yes
Stéphane Leblanc	Yes	Yes

Relevant Education and Experience

Mrs. Farnesi is a senior financial professional with over 30 years of experience in corporate finance, financial reporting, M&A and risk management. She is currently Vice-President and Treasurer of Domtar Corporation, responsible for negotiating and arranging in excess of $1 billion in corporate financings, overseeing an insurance portfolio of over $73 billion in insurable values and managing the investments of pension fund assets in excess of $8 billion. From 1994 to 2008, Ms. Farnesi held several other leadership positions at Domtar Corporation, including Vice President, Internal Audit, where she was responsible for the implementation and subsequent compliance efforts related to Sarbanes-Oxley. Prior to joining Domtar Corporation, Ms. Farnesi worked at Ernst & Young for the assurance group in Montréal. Ms. Farnesi holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University, is a member of the Chartered Professional Accountants of Quebec and obtained the ICD.D designation from the Institute of Corporate Directors.

Mr. Buron served as Executive Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. from 2004 to 2023. Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He was a member of the Québec Chartered Professional Accounting (CPA) order for more than 30 years. He served on the board of McGill University Health Center Foundation and on the board of SEMAFO, a TSX-listed company.

Mr. Leblanc was serving as Managing Director of Rio Tinto Iron & Titanium (“RTIT”) with operational, commercial and marketing responsibility for RTIT. He was the Managing Director for Kennecott Utah Copper, as well as Kennecott’s Chief Operating Officer. He also held the role of General Manager at Rio Tinto Alcan’s Sebree smelter in Kentucky. Mr. Leblanc as a Canadian senior executive leveraged extensive global operations and functional leadership experience within diverse mining sectors, with proven capability to align resources, facilitate cohesion and empower teams in delivering aggressive targets. In his various senior executive capacities, Mr. Leblanc had, among others, the responsibility of managing every aspect that impacts the profit and loss statements of the operations, that involved skills such as strategic decision-making, financial acumen, operational oversight, and risk management, and ensuring that processes and internal controls, including financial, were followed, and complied with.

As such, all the members of the Audit Committee have the financial skills necessary to understand the accounting principles used by the Corporation in preparing its financial statements as well as the ability to assess the general application of such accounting principles. The members of the Audit Committee also have relevant experience in analyzing and evaluating financial statements that present a level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities. The members of the Audit Committee also understand the internal controls and procedures respecting the disclosure of financial information. See section “Directors and Officers – Name, Occupation and Security Holding” in this Annual Information Form.

Reliance on Certain Exemptions

Since the beginning of the Corporation’s fiscal year ended December 31, 2025, the Corporation has not relied on the provisions of sections 2.4, 3.2, 3.4 and 3.5 of Regulation 52-110 or on an exemption under Part 8 of Regulation 52-110.

Audit Committee Oversight

Since the beginning of the Corporation’s fiscal year ended December 31, 2025, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts.

External Auditor Service Fees

The following table sets out the service fees invoiced by PricewaterhouseCoopers LLP (“PwC”) for the fiscal years ended December 31, 2024 and December 31, 2025:

	2024	2025
Audit Fees(1)	$353,190	$399,699
Audit-Related Fees(2)	$5,979	$5,900
Tax Fees(3)	-	-
All Other Fees(4)	$1,440	$34,116
Total	$360,608	$439,714

Notes:

(1)	Audit fees related to professional services rendered for the audit of the Corporation’s annual consolidated financial statements and reviews of the Corporation’s interim consolidated financial statements.
(2)	Fees related to assurance services related to the performance of the audit or review of the Company’s consolidated financial statements, but not reported as audit fees.
(3)	Tax fees related to professional services for tax compliance, tax advice and tax planning.
(4)	All other fees related to services not meeting the fee classification under notes (1), (2) and (3) above.

Legal Proceedings and Regulatory Actions

Since the beginning of the fiscal year ended December 31, 2025 and up to the date of this Annual Information Form, there were no legal proceedings outstanding or regulatory actions pending involving the Corporation or any of its properties or to which the Corporation is a party or to which its properties are subject, nor to the knowledge of the Corporation are any such legal proceedings contemplated or such regulatory actions threatened, as of the date hereof, which are or could become material to the Corporation.

Since the beginning of the fiscal year ended December 31, 2025 and up to the date of this Annual Information Form: (i) the Corporation has not been the subject of penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority; and (iii) no penalties or sanctions has been imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision.

Interest of Management and Others in Material Transactions

To the knowledge of the Corporation, with the exception of what is provided herein, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Corporation, or an associate or affiliate of any of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Corporation or its subsidiaries.

Pallinghurst Graphite and Pallinghurst Bond

As of the date of this Annual Information Form, Pallinghurst Graphite is the beneficial owner of a total of 13,144,970 Common Shares representing 8.17% of the issued and outstanding Common Shares, on a non-diluted basis. Moreover, assuming the exercise in whole its 2024 Warrants, Pallinghurst Graphite would be the beneficial owner of an aggregate of 19,394,970 Common Shares, representing 11.61% of the issued and outstanding Common Shares, on a partially diluted basis.

IQ

As of the date of this Annual Information Form, IQ is the beneficial owner of 25,637,260 Common Shares representing 15.94% of the issued and outstanding Common Shares, on a non-diluted basis. Moreover, assuming the conversion in whole (including the warrants) of its Convertible Note, IQ would be the beneficial owner of an aggregate of 52,250,881 Common Shares, representing 27.88% of the issued and outstanding Common Shares, on a partially diluted basis (which include 1,772,352 Common Shares reserved for issuance to IQ in connection with accrued interest under IQ’s Convertible Note).

Mitsui

As of the date of this Annual Information Form, Mitsui is the beneficial owner of a total 13,552,695 Common Shares representing 8.43% of the issued and outstanding Common Shares, on a non-diluted basis. Moreover, assuming the exercise in whole of its 2024 Warrants, Mitsui would be the beneficial owner of an aggregate of 26,052,695 Common Shares, representing 15.03% of the issued and outstanding Common Shares, on a partially diluted basis.

GM

As of the date of this Annual Information Form, GM is the beneficial owner of 12,500,000 Common Shares representing 7.77% of the issued and outstanding Common Shares, on a non-diluted basis.

Panasonic

As of the date of this Annual Information Form, Panasonic is the beneficial owner of 12,500,000 Common Shares representing 7.77% of the issued and outstanding Common Shares, on a non-diluted basis. Moreover, assuming the exercise in whole of its 2024 Warrants, Panasonic would be the beneficial owner of an aggregate of 25,000,000 Common Shares, representing 14.42% of the issued and outstanding Common Shares, on a partially diluted basis.

CGF

As of the date of this Annual Information Form, CGF is the beneficial owner of 19,841,269 Common Shares representing 12.34% of the issued and outstanding Common Shares, on a non-diluted basis. Moreover, assuming the exercise in whole of its CGF Warrants, CGF would be the beneficial owner of an aggregate of 39,682,538 Common Shares, representing 21.96% of the issued and outstanding Common Shares, on a partially diluted basis.

Transfer Agent and RegistraR

The Corporation’s transfer agent and registrar in Canada is TSX Trust Company (“TSX Trust”). The register of transfers of the Common Shares in Canada is held at TSX Trust’s offices located in its place of business at 1700 – 1190, avenue des Canadiens-de-Montréal, Montréal (Québec), H3B 0G7.

The Corporation’s co-transfer agent in the U.S. is Equiniti Trust Company, LLC located at 48 Wall Street, Floor 23, New York, NY 10005.

Material Contracts

The following lists any contract material to the Corporation that was entered into outside the normal course of business during the most recently completed fiscal year or before the last fiscal year that is still in effect:

»

The Asset Purchase Agreement dated February 6, 2026 between FTI Consulting Canada Inc., Canadoil Forge Ltd, and the Corporation (see “Three-Year History - Fiscal Year Ended December 31, 2025 and up to the date of this Annual Information Form”);

»

The Deed of Sale dated March 20, 2026 between FTI Consulting Canada Inc., Canadoil Forge Ltd, and the Corporation notarized by Me Angelo Febbraio (see“Three-Year History - Fiscal Year Ended December 31, 2025 and up to the date of this Annual Information Form”);

»	The IQ Registration Rights Agreement dated December 20, 2024 between IQ and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Registration Rights”);
»	The CGF Registration Rights Agreement dated February 28, 2024 between IQ and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Registration Rights”);
»	The IQ Investor Rights Agreement dated December 20, 2024 between IQ and the Corporation (“Description of Capital Structure – Tranche 1 Investment – Investor Rights Agreements”);
»	The CGF Investor Rights Agreement dated December 20, 2024 between CGF and the Corporation (“Description of Capital Structure – Tranche 1 Investment – Investor Rights Agreements”);

»	The Matawinie Royalty Buyback Agreement dated August 15, 2024, between the Corporation, Pallinghurst Bond and Pallinghurst Graphite (see “Description of Capital Structure – Pallinghurst Royalty”);
»	The Panasonic Registration Rights Agreement dated February 28, 2024 between Panasonic and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Registration Rights”);
»

The Pallinghurst Bond Registration Rights Agreement dated May 2, 2024 between Pallinghurst Bond and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Registration Rights”);

»	The Investor Rights Agreement dated February 28, 2024 between GM and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Investor Rights Agreements”);
»	The Investor Rights Agreement dated February 28, 2024 between Panasonic and the Corporation (see “Description of Capital Structure – Tranche 1 Investment – Investor Rights Agreements”);
»	The Mason Registration Rights Agreement dated January 31, 2024 between Mason and the Corporation (see “Description of Capital Structure – Uatnan Property Acquisition”);
»

The Asset Purchase Agreement dated January 21, 2024, between Mason and the Corporation for the acquisition of the Lac Guéret Property (see “Three-Year History - Fiscal Year Ended December 31, 2023 – Uatnan Mining Project Update”);

»

the Investment Agreement dated April 2, 2019, between the Corporation and Pallinghurst Graphite for the purposes of granting certain rights to Pallinghurst Graphite in connection with a non-brokered private placement, as amended and restated pursuant to the Amended and Restated Investment Agreement, and as further amended and restated pursuant to the Second Amended and Restated Investment Agreement between the Corporation and the Pallinghurst Parties dated as of November 8, 2022, for the purposes of granting certain rights to the Pallinghurst Parties in connection with the 2022 Private;

»	the Convention de souscription d’un billet convertible dated October 19, 2022, between IQ and the Corporation for a principal amount of approximately US$12,5 million;
»	the Letter Agreement dated October 19, 2022, between Mitsui and the Corporation (see “Three-Year History - Fiscal Year Ended December 31, 2022 – Private Placement 2022”);
»	the Royalty Purchase Agreement dated July 14, 2020 between the Corporation and Pallinghurst Graphite as amended from time to time (see “Description of Capital Structure – Pallinghurst Royalty”).

Interests of Experts

2025 Matawinie Mine Feasibility Study

Certain information of a scientific or technical nature in respect of the Matawinie Mine Project contained in this Annual Information Form is based on the 2025 Matawinie Mine Feasibility Study. The authors of the 2025 Matawinie Mine Feasibility Study, namely Mr. Jean L’Heureux, P.Eng., M. Eng., Mr. Jeffrey Cassoff, P. Eng., Mr. Bernard-Olivier Martel, P. Geo, Mr. Simon Fortier, P. Eng., Mr. Yann Camus, P. Eng., Mr. Christian Fréchette, P. Eng., and Mr. Jean-François St-Laurent, P. Eng., M. Sc (collectively the “Authors of the 2025 Matawinie Mine Feasibility Study”) have reviewed and approved the scientific and technical information summarized from the 2025 Matawinie Mine Feasibility Study and contained this Annual Information Form. The Authors of the 2025 Matawinie Mine Feasibility Study are considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101.

The 2025 Matawinie Mine Feasibility Study was prepared by the Authors of the 2025 Matawinie Mine Feasibility Study, as this term is defined above. As of the date of this Annual Information Form, Mr. Jean L’Heureux, P. Eng., M. Eng., Mr. Jeffrey Cassoff, P. Eng., Mr. Bernard-Olivier Martel, P. Geo, Mr. Simon Fortier, P. Eng., Mr. Yann Camus, P. Eng., Mr. Christian Fréchette, P. Eng., and Mr. Jean-François St-Laurent, P. Eng., M.Sc., each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

2025 Updated Feasibility Study

Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property contained in this Annual Information Form is based on the 2025 Updated Feasibility Study. The Authors of the 2025 Updated Feasibility Study, namely Mr. André Allaire, P.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., Mr. Yann Camus, P.Eng., Mr. Christian Fréchette, P. Eng., and Mr. Jean-François St-Laurent, P. Eng., M. Sc., have reviewed and approved the scientific and technical information summarized from the 2025 Updated Feasibility Study and contained in this Annual Information Form. The Authors of the 2025 Updated Feasibility Study are considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101.  Mr. André Allaire, a qualified person responsible for preparing the 2025 Updated Feasibility Study, is now retired from BBA, and Mr. Jean L’Heureux is responsible for the scientific and technical information previously prepared by Mr. Allaire.

The 2025 Updated Feasibility Study was prepared by the Authors of the 2025 Updated Feasibility Study, as this term is defined above. As of the date of this Annual Information Form, Mr. André Allaire, P.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., Mr. Yann Camus, P.Eng., Mr.  Christian Fréchette, P. Eng., and Mr. Jean-François St-Laurent, P. Eng., M. Sc., each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

Uatnan Mining Project Report

Certain information of a scientific or technical nature in respect of the Uatnan Mining Property contained in this Annual Information Form is based on the 2023 Uatnan Mining Project Report. The Authors of the 2023 Uatnan Mining Project Report, namely Mr. André Allaire, P.Eng., M.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mrs. Vera Gella, P.Eng., Mr. Merouane Rachidi, P.Geo., Ph.D. and Mr. Claude Duplessis, P.Eng have reviewed and approved the scientific and technical information summarized from the Uatnan Mining Project Report and contained in this Annual Information Form. The Authors of the Uatnan Mining Project Report are considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101.  Mr. André Allaire, a qualified person responsible for preparing the Uatnan Mining Project Report, is now retired from BBA Inc. (“BBA”), and Mr. Jean L’Heureux is responsible for the scientific and technical information previously prepared by Mr. Allaire.

The PEA was prepared by the Authors of the Uatnan Mining Project Report, as this term is defined above. As of the date of this Annual Information Form, Mr. André Allaire, P.Eng., M.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mrs. Vera Gella, P.Eng., Mr. Merouane Rachidi, P.Geo., Ph.D., Mr. Claude Duplessis, P.Eng., each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

Auditors

The auditors of the Corporation are PwC, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, H3B 4Y1. PwC has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec) and in accordance with the applicable rules and regulations of the Public Company Accounting Oversight Board (U.S.).

Additional Information

Additional information regarding the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular for the most recent annual general and special meeting of the Corporation, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Additional financial information regarding the Corporation is provided in the audited annual financial statements and the management’s discussion and analysis of the Corporation for the fiscal year ended December 31, 2025, which are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information regarding the Corporation is also available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

(see attached)

1

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER Updated March 26, 2025	i

1.PURPOSE and role

The Audit Committee is a committee of the board of directors (the “Board”) of Nouveau Monde Graphite Inc. (the “Corporation”). The Audit Committee reports to the Board. The purpose of the Audit Committee is to assist the Board in its oversight of:

A.	the integrity of the financial statements, the financial reporting process and related information;
B.	the independence, qualifications, appointment and performance of the external auditor;
C.	compliance with applicable legal and regulatory requirements;
D.	disclosure, internal controls and internal audit procedures; and
E.	risk management processes.

In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board, concerning accounting and auditing matters.

2.COMPOSITION OF THE COMMITTEE

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board may from time to time by resolution determine. All members of the Audit Committee shall meet the independence test and other membership requirements within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, and under other applicable laws, rules and regulations and listing requirements as determined by the Board. Each member of the Audit Committee shall continue to be a member until next annual meeting of the shareholders of the Corporation or a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. At least one member of the Committee will have accounting or related financial management experience or expertise and such person shall be designated the “audit committee financial expert” for the purposes of applicable laws, rules and regulations and listing requirements.

AUDIT COMMITTEE CHARTER Updated March 26, 2025	1

The Chair of the Audit Committee shall be designated by the Board. The Audit Committee Chair leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. The Audit Committee Chair shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this Charter and as otherwise may be appropriate;
B.	Chair meetings of the Audit Committee;
C.	In consultation with the other members of the Audit Committee and the Chief Financial Officer (the “CFO”), determine the frequency, dates and locations of meetings of the Audit Committee;
D.	In consultation with the CFO, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
E.	Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board following any meeting of the Audit Committee;
F.	Review expenses of the CEO; and
G.	Carry out any special assignments or any functions as requested by the Board.

If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present.

Unless otherwise determined by resolution of the Board, the Secretary of the Corporation shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

3.OPERATIONS OF THE COMMITTEE

The Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Meetings shall be convened whenever requested by the external auditor or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management and the external auditor and may meet with legal counsel or other advisors if necessary. The Audit Committee shall meet periodically in the absence of management when the Audit Committee deems necessary.

All members of the Audit Committee are expected to attend all meetings and review, in advance, the meeting materials.

AUDIT COMMITTEE CHARTER Updated March 26, 2025	2

Unless otherwise determined from time to time by resolution of the Board, the quorum at any meeting of the Audit Committee is a majority of members in office. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the CFO and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board as appropriate.

4.RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities and has direct access to and the authority to communicate directly with the external auditor, the counsel of the Corporation and other officers and employees of the Corporation.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Corporation and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Corporation with the officers and external auditor of the Corporation. Any member of the Audit Committee may require the external auditor or any officers or employees of the Corporation to attend any or every meeting of the Audit Committee.

5.DUTIES AND RESPONSIBILITIES

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditor are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external auditor.

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board. The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

AUDIT COMMITTEE CHARTER Updated March 26, 2025	3

A.FINANCIAL REPORTING PROCESS AND FINANCIAL STATEMENTS

The Audit Committee shall:

1.	In consultation with the external auditor, review the integrity of the Corporation’s financial external reporting process and any major issues as to the adequacy of the internal controls.
2.	Review all material related party transactions, insider transactions, and off-balance sheet structures.
3.	Review and discuss with management and the external auditor, as required:
a.	the preparation of the Corporation’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and whether the financial statements are presented in accordance with the appropriate accounting policies.
b.	the auditor’s report prepared by the external auditor.
c.	any corporate governance issues which could significantly affect the financial statements.
4.	Following completion of the annual audit or any interim review, discuss with each of: (i) management; and (ii) the external auditor; any significant issues, concerns or difficulties encountered during the course of the work.
5.	Resolve disagreements between management and the external auditor regarding financial reporting.
6.	Review and recommend to the Board for approval, the interim quarterly and annual financial statements, Management’s Discussion and Analysis and press releases before the issuer publicly discloses this information, as the case may be.
7.	Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of such procedures.
8.	To the extent not previously reviewed by the Audit Committee, review and recommend to the Board for approval, all financial statements included in any prospectus or offering memoranda, proxy statement and all other significant financial reports required by government or regulatory authorities and/or requiring approval by the Board (including any use of pro-forma or non-IFRS information).

AUDIT COMMITTEE CHARTER Updated March 26, 2025	4

B.OVERSIGHT OF THE EXTERNAL AUDITOR

The Audit Committee shall:

1.	Require the external auditor to report directly to the Audit Committee.
2.	Recommend to the Board: (i) the external auditor to be nominated for shareholder approval at the annual meeting for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and, if necessary, recommend to the Board for approval the external auditor’s removal and (ii) the compensation of such external auditor.
3.	Be directly responsible for overseeing the work of the external auditor when preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation.
4.	Approve all audit engagements and pre-approve the provision by the external auditor of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditor shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval.
5.	Review and approve the Corporation’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors.
6.	At least annually, obtain the audit plan of the external auditor, and discuss with the management and external auditor the scope, planning and staffing of the annual audit, and review and approve the audit plan.
7.	Obtain and review a formal report by the external auditor to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; and (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with any such issues.

AUDIT COMMITTEE CHARTER Updated March 26, 2025	5

8.	At least annually, consider, assess, and report to the Board on:
a.	the independence of the external auditor, including that the external auditor’s performance of permitted non-audit services does not impair the external auditor’s independence, including the external auditor’s formal written statement: (i) delineating all relationships between the external auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the external auditor; and
b.	the evaluation of the external auditor, considering the opinions of management.

C.OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM

The Audit Committee shall:

1.	Oversee management’s reporting on internal controls, including the reliability and effective operation of the Corporation’s accounting system and internal controls.
2.	Understand the scope of the design and effectiveness of the Corporation’s internal control over financial reporting.
3.	Review and discuss with management and the external auditor, monitor, report and, where appropriate, provide recommendations to the Board on the following:
a.	the Corporation’s systems of internal controls over financial reporting;
b.	compliance with the policies and practices of the Corporation relating to business ethics;
c.	compliance by directors, officers and other management personnel with the Disclosure Policy; and
d.	the relationship of the Audit Committee with other committees of the Board and with management;
4.	Review and discuss with the CEO and CFO of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents, as required by National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

AUDIT COMMITTEE CHARTER Updated March 26, 2025	6

5.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matter and procedures for the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
6.	The Chief Legal Officer will report to the Audit Committee, and the Audit Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls. Where the CEO or the CFO is named in a complaint, the Board Chair will speak directly with the Audit Committee Chair.

D.OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT

1.	Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management.
2.	Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s compliance with internal policies and practices regarding risk assessment and risk management and the Corporation’s progress in remedying any material deficiencies thereto.

E.ADDITIONAL RESPONSIBILITIES

The Audit Committee shall:

1.	Review any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.
2.	Review the adequacy of the resources of the finance and accounting group.
3.	Report regularly to the Board, including with regard to matters such as the quality or integrity of the Corporation’s financial statements, compliance with legal or regulatory requirements and the performance and independence of the external auditor.
4.	In conjunction with the Governance Committee, prepare and review with the Board an annual performance evaluation of the Audit Committee.
5.	Review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.
6.	Review the Corporation’s compliance with respect to the legal and regulatory matters which may have a material effect on its financial statements, including with respect to pending or threatened material litigation.

AUDIT COMMITTEE CHARTER Updated March 26, 2025	7

7.	To the extent permitted by law, consider waivers of the Code of Conduct of the Corporation applicable to members of the Governance Committee, and if appropriate, grant any such waivers.
8.	Hold executive sessions that allows the Audit Committee to meet privately with key members of executive management, the independent auditor, the internal auditors, and/or the Chief Legal Officer to discuss any sensitive issues.

6.Limitation on DUTIES of the committee

The Committee shall discharge its responsibilities and shall assess the information provided by the Corporation’s management and any external advisors, including the external auditor, in accordance with its business judgment. Committee members are not full-time employees of the Corporation and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Corporation’s financial statements are complete, accurate, fairly presented or in accordance with IFRS or GAAP, as applicable, and applicable laws, regulation, rules or listing standards, (iii) guarantee the external auditor’s reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management’s representations as to any audit or non-audit services provided by the external auditor.

Nothing in this Charter is intended or may be construed as to impose on any Committee member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Corporation’s amended articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Corporation is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to the securityholders of the Corporation or other liability whatsoever.

This Charter is amended and restated by the Board of Directors on March 26, 2025.

AUDIT COMMITTEE CHARTER Updated March 26, 2025	8